

2225 Lawson Lane
Santa Clara, California 95054

April 13, 2023

To Our Shareholders,

     You are cordially invited to attend the 2023 Annual Shareholders Meeting of ServiceNow, Inc., a Delaware corporation ("ServiceNow") on Thursday, June 1, 2023, at 10:00 a.m. (Pacific Time). The annual meeting will be conducted online through a live webcast, often referred to as a "virtual meeting" of shareholders. As digital transformation makes our lives safer, more efficient and more convenient, our virtual shareholder meeting format allows us to increase shareholder access, save us and our shareholders time and money and preserve our shareholders' rights and opportunities to participate in the meeting as efficiently and effectively as they could by attending the meeting in person. Our virtual format also allows us to reduce the environmental impact of our meeting. You will be able to listen to the official meeting, submit questions and comments and vote your shares from any location with an Internet connection. You also will be able to submit questions before the meeting. You can participate by visiting www.virtualshareholdermeeting.com/NOW2023. As a shareholder, all you need to join the meeting is the 16-digit control number printed in the box marked by the arrow on your Notice Regarding Availability of Proxy Materials (the "Notice of Internet Availability"). You may submit comments and questions before the meeting at the same website address.

     We have elected to deliver our proxy materials to our shareholders over the Internet as permitted by the rules of the U.S. Securities and Exchange Commission. This delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without adversely impacting our shareholders' timely access to this important information. On or about April 13, 2023, we expect to mail to our shareholders the Notice of Internet Availability containing instructions on how to access our proxy statement for our 2023 Annual Shareholders Meeting and our 2022 annual report to shareholders. The Notice of Internet Availability also provides instructions on how to vote by mail or over the Internet and includes instructions on how to receive a paper copy of the proxy materials by mail.

     The matters we will discuss and vote on at the 2023 Annual Shareholders Meeting are described in the notice of annual meeting on the next page, as well as the full proxy statement.

     Please use this opportunity to share your views by participating in our meeting and voting your shares. Even if you cannot participate in the meeting, please vote over the Internet, by telephone or by requesting and mailing your proxy card to ensure your representation at the meeting. Your vote is important.

     We appreciate your continued support of ServiceNow as we continue to build the Defining Enterprise Software Company of the 21st Century.

Sincerely,

William R. "Bill" McDermott
Chairman of the Board and Chief Executive Officer



2225 Lawson Lane
Santa Clara, California 95054

NOTICE OF 2023 ANNUAL SHAREHOLDERS MEETING

To Our Shareholders:

NOTICE IS HEREBY GIVEN that the 2023 Annual Shareholders Meeting (together with any adjournments, postponements or other delays thereof, the "Annual Meeting") of ServiceNow, Inc., a Delaware corporation (the "Company"), will be conducted via a live webcast at www.virtualshareholdermeeting.com/NOW2023 on Thursday, June 1, 2023, at 10:00 a.m. (Pacific Time).

We are holding the Annual Meeting for the following purposes, which are more fully described in the accompanying proxy statement:

1. To elect 10 directors, each to serve until the next annual shareholders meeting and until his or her successor is elected and qualified or his or her earlier death, resignation or removal;

2. To hold a non-binding advisory vote on a resolution to approve the compensation of our named executive officers (commonly referred to as "say-on-pay");

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2023; and

4. To approve the Amended and Restated 2021 Equity Incentive Plan to increase the number of shares reserved for issuance.

In addition, shareholders may be asked to consider and vote upon such other business as may properly come before the Annual Meeting.

Only shareholders of record at the close of business on April 4, 2023, are entitled to notice of, and to vote at, the Annual Meeting. For 10 days prior to the Annual Meeting, a complete list of the shareholders entitled to vote at the Annual Meeting will be available upon request to ir@servicenow.com for examination by any shareholder for any purpose relating to the Annual Meeting.

All shareholders are invited to attend the Annual Meeting. Any shareholder attending the Annual Meeting may vote online at the Annual Meeting even if the shareholder previously voted. The previous votes will be superseded by the vote such shareholder casts online at the Annual Meeting.

Thank you for your continued support of ServiceNow.

By Order of the Board of Directors,
Russell S. Elmer
General Counsel and Secretary

Santa Clara, California
April 13, 2023

Whether or not you expect to attend the Annual Meeting, we encourage you to read this proxy statement and vote over the Internet, by telephone or by requesting and mailing your proxy card as soon as possible, so that your shares may be represented at the Annual Meeting. For specific instructions on how to vote your shares, please refer to the section titled "*Questions and Answers*" beginning on page 1 of the proxy statement and the instructions on the enclosed Notice of Internet Availability.



PROXY STATEMENT FOR 2023 ANNUAL SHAREHOLDERS MEETING
TABLE OF CONTENTS

This proxy statement contains forward-looking statements. All statements contained in this proxy statement other than statements of historical or current fact, including statements regarding our environmental, social and governance plans and goals, executive compensation plans, and business strategy and plans made in this proxy statement are forward-looking. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to management as of the date of this proxy statement. Actual results could differ materially from the results expressed or implied by the forward-looking statements we make. Factors that may cause actual results to differ materially from those in any forward-looking statements include, but are not limited to, those discussed in the section titled "Risk Factors" in our 2022 Annual Report on Form 10-K. We undertake no obligation, and do not intend, to update the forward-looking statements.

The content of the websites and additional materials found on those websites referred to in this proxy statement are not deemed to be part of, and are not incorporated by reference into, this proxy statement.

SERVICENOW, INC.
2225 Lawson Lane
Santa Clara, California 95054

_____

PROXY STATEMENT FOR THE 2023 ANNUAL SHAREHOLDERS MEETING

_____

April 13, 2023

GENERAL INFORMATION

We are soliciting the accompanying proxy on behalf of the board of directors (the "Board of Directors" or the "Board") of ServiceNow, Inc. (the "Company" or "ServiceNow") for use at the Company's 2023 Annual Shareholders Meeting (together with any adjournments, postponements or other delays, the "Annual Meeting") to be conducted via a live webcast at www.virtualshareholdermeeting.com/NOW2023 on Thursday, June 1, 2023, at 10:00 a.m. (Pacific Time).

QUESTIONS AND ANSWERS

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

What matters will be voted on at the Annual Meeting?

The following items will be voted on at the Annual Meeting:

- The election of 10 directors, each to serve until the next annual shareholders meeting and until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal;

- A non-binding advisory vote on a resolution to approve the compensation of our named executive officers (commonly referred to as "say-on-pay");

- The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2023;

- The approval of the Amended and Restated 2021 Equity Incentive Plan ("Restated EIP") to increase the number of shares reserved for issuance; and

- Any other business that may properly come before the Annual Meeting.

What are the voting recommendations of our Board of Directors?

Our Board recommends that you vote:

- "FOR" the election of each of William R. McDermott, Susan L. Bostrom, Teresa Briggs, Jonathan C. Chadwick, Paul E. Chamberlain, Lawrence J. Jackson, Jr., Frederic B. Luddy, Jeffrey A. Miller, Joseph "Larry" Quinlan and Anita M. Sands as directors, each to serve until the next annual shareholders meeting and until his or her successor is elected and qualified or his or her earlier death, resignation or removal;

- "FOR" the approval, on an advisory and non-binding basis, of the compensation of our named executive officers (commonly referred to as "say-on-pay");

- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2023; and

- "FOR" the approval of the Restated EIP.

If any other items of business or other matters are properly brought before the Annual Meeting and you have not given us prior instruction on how to vote your shares, your proxy gives authority to the persons named on the proxy card to vote those shares with respect to those other items of business or other matters. The persons named on the proxy card intend to vote the proxy in accordance with their best judgment. We are not currently aware of any other matters that may properly be presented for action at the Annual Meeting.

Where can I access the proxy materials?

Under rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing proxy materials to our shareholders on the Internet instead of mailing printed copies of those materials to each shareholder. However, on or about April 13, 2023, we expect to mail to our shareholders a Notice Regarding Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions on how to access our proxy materials, including this proxy statement and our 2022 annual report to shareholders. The Notice of Internet Availability also provides instructions on how to vote over the Internet, by telephone and by mail and includes instructions on how to receive a paper copy of the proxy materials by mail.

This process is designed to reduce our environmental impact and lowers the costs of printing and distributing our proxy materials without adversely impacting your timely access to this important information. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability.

What is the record date?

Only holders of record of our common stock at the close of business on April 4, 2023 (the "Record Date") will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, we had 203,740,103 shares of common stock outstanding and entitled to vote. No shares of preferred stock were outstanding as of such date.

What is a quorum?

The holders of a majority of the voting power of the shares of stock entitled to vote at the Annual Meeting as of the close of business on the Record Date must be present at the Annual Meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you have properly submitted a proxy or if you are virtually present and vote online at the meeting. Both abstentions and broker non-votes (described below) are counted for the purpose of determining the presence of a quorum. If a quorum is not obtained, the chairperson of the Annual Meeting or the holders of a majority of the shares of common stock present at the Annual Meeting may adjourn the Annual Meeting to a later date.

Who is entitled to vote?

Shareholder of Record. If, at the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the shareholder of record with respect to those shares. As a shareholder of record, you may vote online at the Annual Meeting, by telephone, over the Internet or by filling out and returning the proxy card.

Beneficial Owner. If, at the close of business on the Record Date, your shares were held in an account with a brokerage firm, bank or other nominee on your behalf, then you are considered to be the "beneficial owner" of shares. In the system of record used for identifying shareholders, those shares will be reported as being held by the nominee (e.g., your brokerage firm). We refer to those shares as being held in "street name." As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account by following the voting instructions that your nominee provides. The nominee that holds your shares is considered the shareholder of record for purposes of voting at the Annual Meeting. Because you are not the shareholder of record in that case, you may vote your shares online at the Annual Meeting only by following the instructions from your brokerage firm, bank or other nominee.

How many votes do I have?

Each holder of shares of common stock is entitled to one vote for each share of common stock held as of the close of business on the Record Date. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the shareholder of record and (ii) shares held for you as the beneficial owner in street name through a brokerage firm, bank or other nominee.

Why are you holding a virtual meeting and how can I attend?

We believe hosting our Annual Meeting virtually expands access and enables improved communication by allowing shareholders to participate from any location. Digital transformation of experiences such as our Annual Meeting allow shareholders to gather safely and without the burden to the environment from traveling. We have designed our virtual format to expand, rather than reduce, shareholder access, participation and communication. Shareholders will be able to attend our Annual Meeting, vote and submit questions online from virtually any location around the world.

We do not place restrictions on the type or form of questions that you may ask; however, we ask that you be respectful, and we reserve the right to edit profanity or other inappropriate language for publication. During the live Q&A portion of the Annual Meeting, we will answer questions as they come in and address those asked in advance, as time permits. We have committed to publishing and answering each question received on the Investor Relations section of our website, which can be found at https:// investors.servicenow.com, following the Annual Meeting. A replay of the Annual Meeting will be publicly available 24 hours after the Annual Meeting at www.virtualshareholdermeeting.com/NOW2023. Our virtual Annual Meeting website contains instructions for addressing technical and logistical issues related to accessing the virtual Annual Meeting and accessing technical support to assist a shareholder who encounters any difficulties accessing the virtual Annual Meeting.

To participate in our virtual Annual Meeting, including to vote, ask questions and view the list of shareholders as of the Record Date entitled to vote at the Annual Meeting during the Annual Meeting, visit www.virtualshareholdermeeting.com/NOW2023 and enter your 16-digit control number included in the Notice of Internet Availability, on your proxy card or in the instructions that accompanied your proxy materials.

How do I vote?

Shareholders of Record. If you are a shareholder of record, you may vote in one of the following ways:

- **You may vote by telephone or over the Internet**. To vote by telephone or over the Internet, follow the instructions provided in the Notice of Internet Availability or proxy card. If you vote by telephone or over the Internet, you do not need to return a proxy card by mail.

- **You may vote by mail**. If you request or receive a proxy card, simply sign and date the proxy card and return it in the envelope provided.

- **You may vote online at the Annual Meeting website**. If you plan to attend the Annual Meeting, you may vote online at the virtual Annual Meeting by visiting www.virtualshareholdermeeting.com/NOW2023. Please have your 16-digit control number to join the Annual Meeting.

Votes submitted by telephone, over the Internet or by mail must be received by 8:59 p.m., Pacific Time, on May 31, 2023. Submitting your proxy (whether by telephone, over the Internet or by mail if you request or receive a proxy card) will not affect your right to vote online at the Annual Meeting should you decide to attend.

Beneficial Owners. If you are the beneficial owner of shares held of record by a brokerage firm, bank or other nominee (as described above in the question "Who is entitled to vote?"), you will receive voting instructions from your nominee. You must follow the voting instructions provided by your nominee to instruct your nominee how to vote your shares. The availability of Internet and telephone voting options will depend on the voting process of your brokerage firm, bank or other nominee. As discussed above, you may vote your shares online at the Annual Meeting only by following the instructions from your brokerage firm, bank or other nominee.

What are abstentions and broker non-votes, and what are their effects? How many votes are needed to approve each matter?

Abstentions. An abstention represents a shareholder's affirmative choice to decline to vote on a proposal. If a shareholder indicates that it wishes to abstain from voting its shares, or if a brokerage firm, bank or other nominee holding its customers' shares of record causes abstentions to be recorded for such shares, the shares will be considered present and entitled to vote at the Annual Meeting. As a result, abstentions will be counted for purposes of determining the presence of a quorum.

Broker Non-Votes. A broker non-vote occurs when shares held by a brokerage firm, bank or other nominee holding shares for a beneficial owner are not voted with respect to a proposal because (i) the brokerage firm or other nominee has not received voting instructions from the shareholder who beneficially owns the shares and (ii) the brokerage firm or other nominee lacks the authority to vote the shares in the brokerage firm's discretion. Under the rules of the New York Stock Exchange (the "NYSE"), brokerage firms, banks and other nominees do not have discretionary authority to vote shares with respect to Proposal No. 1 (election of directors), Proposal No. 2 (compensation of named executive officers) or Proposal No. 4 (Restated EIP) but do have discretionary authority to vote shares with respect to Proposal No. 3 (ratification of independent registered public accounting firm). This means that, for example, if you hold your shares at a brokerage firm and do not instruct your broker on how to vote your shares, the broker will not vote your shares for Proposal Nos. 1, 2 and 4 but may vote your shares for Proposal No. 3. For each matter, broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting but will not be counted for purposes of determining the number of votes cast for or against a proposal. Therefore, a broker non-vote will make a quorum more readily attainable but will not otherwise affect the outcome of the vote on any proposal.

Proposal	Votes Required for Approval	How May You Vote?	Will "Broker Non-Votes" Impact the Outcome?	Will "Abstentions" Impact the Outcome?[1]
Proposal No. 1: Election of Directors	Votes cast "For" such nominee exceed the votes cast "Against" such nominee[2]	"For," "Against" or "Abstain" with respect to each nominee	No	No
Proposal No. 2: Advisory vote to approve the compensation of our named executive officers[3]	Majority of votes cast "For" or "Against"	"For," "Against" or "Abstain"	No	No
Proposal No. 3: Ratification of the appointment of PricewaterhouseCoopers LLP	Majority of votes cast "For" or "Against"	"For," "Against" or "Abstain"	Not applicable as brokers generally have discretion to vote uninstructed shares on this proposal	No
Proposal No. 4: Approval of the Restated EIP	Majority of votes cast "For" or "Against"	"For," "Against" or "Abstain"	No	No

_____

(1) Abstentions do not impact the outcome of the vote but are counted for purposes of determining quorum.

(2) Our Bylaws provide that in any uncontested election, a director nominee shall be elected to the Board if the votes cast for such nominee's election exceed the votes cast against such nominee's election. Under our Corporate Governance Guidelines, if an incumbent director fails to receive the required vote for re-election, the director will tender his or her resignation and our Board will decide whether to accept the resignation.

(3) This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and procedures described in this proxy statement. As an advisory vote, *this proposal is not binding*. However, our Board and Leadership Development and Compensation Committee will consider the outcome of the vote when making future compensation decisions for our named executive officers.

Who will pay for the expense of soliciting proxies?

The expense of soliciting proxies will be paid by the Company. Following the original mailing of the soliciting materials, the Company and its agents may solicit proxies by mail, electronic mail, telephone, by other similar means or in person. Our directors, officers and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail or otherwise. Following the original mailing of the proxy materials, the Company will request brokerage firms, banks or other nominees to forward copies of the proxy materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, the Company, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for any Internet access charges you may incur. We do not currently plan to retain a proxy solicitor to assist in the solicitation of proxies.

Can I revoke my proxy or change my vote?

Shareholders of Record. If you are a shareholder of record, you may revoke your proxy or change your proxy instructions at any time before your proxy is voted at the Annual Meeting by:

- delivering to the Corporate Secretary of the Company a written notice stating that the proxy is revoked;

- signing, dating and delivering a proxy bearing a later date;

- voting again by telephone or over the Internet; or

- virtually attending and voting online at the Annual Meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Beneficial Owners. If you are a beneficial owner (as described above in the question "Who is entitled to vote?"), you must contact the brokerage firm, bank or other nominee holding your shares and follow its instructions to change your vote or revoke your proxy.

Where can I find the voting results of the Annual Meeting?

Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting. The preliminary voting results will be announced at the Annual Meeting, and the final results will be reported in a Current Report on Form 8-K filed with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in a Form 8-K and the final results in an amendment to that report as soon as they become available.

BOARD AND CORPORATE GOVERNANCE MATTERS

We are committed to strong corporate governance. Our governance practices provide an important framework within which our Board and management can pursue our strategic objectives for the benefit of our shareholders.

Board and Corporate Governance Highlights

Our Board provides rigorous independent oversight and has the breadth and depth of expertise necessary to guide business strategy and create shareholder value. Our Board is highly independent, with diverse backgrounds, experience and perspectives. For more detailed information on director qualifications, skills and diversity, please see the section titled "—*Summary of Director Experience and Qualifications*" below.



Tenure
0 - <4 years
3
4 - <9 years
5
9+ years
2
6.5-Year Median Tenure

Independence
Independent
8
80% Independent
2
Not Independent

Diversity
Ethnic Minority
2
Female
3
50% Diverse
White/ Male
5

Key highlights of our Board and corporate governance practices are set forth below.

Corporate and Compensation Governance Highlights

Robust Board Oversight and Structure

- ✓ 100% Independent Committee Members
- ✓ Strong Lead Independent Director
- ✓ Regular Executive Sessions of Independent Directors
- ✓ Comprehensive Board Risk Oversight
- ✓ Nominating and Governance Committee Oversight of ESG Activities, Programs and Risks
- ✓ Audit Committee Oversight of ESG Disclosure Controls and Cybersecurity Program
- ✓ Rigorous Director Selection Process
- ✓ Diverse Board

Accountable Board and Executive Officers

- ✓ Significant Portion of Compensation At-Risk for Our CEO and Executive Officers
- ✓ Annual Board and Committee Self-Evaluation
- ✓ Formal CEO Evaluation Process
- ✓ Annual Executive Compensation Review

Strong Alignment with Shareholder Interests

- ✓ Ongoing Robust Shareholder Engagement Program
- ✓ Performance-Based Incentives Tied to Shareholder Interests
- ✓ Stock Ownership Guidelines for Directors and Executive Officers
- ✓ Majority Voting Standard for Directors with Resignation Policy
- ✓ Proxy Access Bylaws (3/3/20/20)
- ✓ Detailed Disclosure of Individual Directors' Skills and Diversity
- ✓ Annual Say-on-Pay Vote

Safeguards

- ✓ Prohibition on Hedging and Pledging
- ✓ Multi-Year Vesting Requirements for all Equity Awards
- ✓ No Section 280G Tax Gross-Ups
- ✓ Clawback Policy
- ✓ No Pension or Retirement Plan (other than our standard 401(k) plan)

Our Board of Directors

Our Board is currently composed of 10 members, eight of whom are independent under NYSE standards. The following table sets forth the names, ages and certain other information for each of our director nominees.

Director Nominees	Age	Position	Director Since
William R. McDermott	61	Chairman and CEO	2019
Susan L. Bostrom*	62	Director	2014
Teresa Briggs*	62	Director	2019
Jonathan C. Chadwick*	57	Director	2016
Paul E. Chamberlain*	59	Director	2016
Lawrence J. Jackson, Jr.*	42	Director	2020
Frederic B. Luddy	68	Director	2004
Jeffrey A. Miller*	72	Lead Independent Director	2011
Joseph “Larry” Quinlan*	60	Director	2021
Anita M. Sands*	46	Director	2014

* Denotes Independent Director

Summary of Director Experience and Qualifications

The matrix below summarizes what our Board believes are some of the most relevant types of experience, qualifications, attributes and skills possessed by our directors. While the Board considered these characteristics in connection with the director nomination process, the following matrix does not encompass all experience, qualifications, attributes or skills of our directors. Additional biographical descriptions of each nominee and continuing director are set forth in the text below the table.

	McDermott	Bostrom	Briggs	Chadwick	Chamberlain	Jackson	Luddy	Miller	Quinlan	Sands
LEADERSHIP & GOVERNANCE										
Senior Leadership Experience Directors who have served as a CEO or other senior executive at a public company or other large organization are important to us because they have the experience and perspective to analyze, shape and oversee the execution of important operational and policy issues, enhanced by their leadership experience at businesses or organizations that operated on a global scale, faced significant competition or involved technology or other rapidly evolving business models.	✓	✓	✓	✓	✓		✓	✓	✓	✓
Global Operations Leadership Experience We are a global organization with offices in many countries and a significant portion of our revenues comes from sales outside of the U.S. Because of these factors, directors with global experience can provide valuable business and cultural perspective regarding many important aspects of our business.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Board Experience Directors with public company board experience understand the dynamics and operation of a corporate board, the relationship of a public company board to the CEO and other senior management personnel, the legal and regulatory landscape in which public companies must operate, the importance of proper oversight, and how to oversee a mix of strategic, operational and compliance-related matters.	✓	✓	✓	✓	✓			✓	✓	✓
RISK MANAGEMENT										
Risk Management Experience Directors with experience in effectively identifying, prioritizing and managing a broad spectrum of risks can help the Board appreciate, anticipate and oversee the Company in managing its risks.	✓		✓	✓	✓				✓	✓
FINANCIAL										
Designated Audit Committee Financial Experts Knowledge of financial markets, financing and funding operations, and accounting and financial reporting processes is important to our business as it assists our directors in understanding, advising and overseeing our capital structure, financing and investing activities, as well as our financial reporting and internal controls.			✓	✓	✓					

	McDERMOTT	BOSTROM	BRIGGS	CHADWICK	CHAMBERLAIN	JACKSON	LUDDY	MILLER	QUINLAN	SANDS



STRATEGIC

Significant Technical or Business Experience in Software Industry
Because we are an enterprise software company, education or experience in relevant technology is useful for understanding our R&D efforts, competing technologies, the products and processes we develop and the market segments in which we compete.

| ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ |

Experience at High-Growth Organization with $5+ Billion Annual Revenue
Directors with experience leading a high-growth organization can provide practical insights on the challenges and opportunities ServiceNow may encounter as we continue our growth trajectory.

| ✓ | ✓ | ✓ | ✓ | | ✓ | | | ✓ | |

Multi-Product/Services or Multi-Segment Company Experience
Directors with experience leading multi-product/services or multi-segment companies can help provide insight into how to structure our business and navigate and expand our offerings.

| ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | |

Knowledge of Emerging Technologies
Emerging technologies and architectures can rapidly disrupt even the most well-thought-out strategy, particularly in enterprise software companies. Directors with experience identifying and developing emerging technologies and architectures can be valuable assets to the Board.

| ✓ | ✓ | | ✓ | ✓ | | ✓ | | ✓ | ✓ |

Experience with Large Scale Transformations in Key Functions
Directors with experience in key functions of large scale transformations can help guide our own transformation as our business grows and scales and give perspective as to how our customers may be managing their own journey using the Now Platform.

| ✓ | ✓ | ✓ | ✓ | | ✓ | | | ✓ | ✓ |

Experience with M&A, Debt and Equity Financings and Other Strategic Transactions
Directors with a background in M&A, debt and equity financings and other strategic transactions can provide insight into developing and implementing strategies for methodically growing our business.

| ✓ | | ✓ | ✓ | ✓ | | | ✓ | | |

NON-CORPORATE



Non-Profits and Education
Directors with non-profit and education experience can guide us on opportunities to help our community and provide us with different perspectives while helping us identify additional growth opportunities.

| ✓ | ✓ | | ✓ | ✓ | | | ✓ | ✓ | ✓ |

DIVERSITY[1]

Diversity, equity and inclusion are values embedded in our culture and fundamental to our business. A board with diverse backgrounds, experience, perspectives and viewpoints improves the dialogue, decision-making process and contributes to its overall effectiveness.

| Gender | Male | Female | Female | Male | Male | Male | Male | Male | Male | Female |
| Ethnicity | White | White | White | White | White | Black | White | White | Black | White |

_____

(1) None of our directors identified as LGBTQI+.

Nominees for Director



Chief Executive Officer of ServiceNow, Inc.



WILLIAM R. MCDERMOTT
CHAIRMAN OF THE BOARD

William R. McDermott was appointed Chairman of the Board in October 2022 and has served as our Chief Executive Officer and as a member of our Board since November 2019. Mr. McDermott served as our President from November 2019 until January 2023. From 2010 through 2014, Mr. McDermott served as Co-Chief Executive Officer, and from 2014 until October 2019, as sole Chief Executive Officer, of SAP SE ("SAP"), a multinational software company providing enterprise software. Mr. McDermott joined SAP in 2002 as Chief Executive Officer of SAP America, Inc., and served on the SAP Executive Board from 2008 until October 2019. Prior to joining SAP, Mr. McDermott served as Executive Vice President of Worldwide Sales and Operations at Siebel CRM Systems, Inc., from 2001 to 2002, and served as President of Gartner, Inc., from 2000 to 2001. Mr. McDermott currently serves on the board of directors of Fisker Inc., an automotive technology company, and Zoom Video Communications, Inc., a cloud video communications company. Mr. McDermott previously served on the board of directors of Under Armour, Inc., a sporting goods company, ANSYS, Inc., a provider of engineering and simulation software and technologies, and SecureWorks Corp., a provider of intelligence-driven information security solutions. Mr. McDermott studied Business Management at Dowling College, received his M.B.A from Northwestern University's Kellogg School of Management and completed the Executive Development Program at the Wharton School of Business.

Our Board believes that Mr. McDermott's management experience and business expertise, including his prior executive level leadership and experience in scaling companies, as well as his past board service at a number of other publicly-traded technology companies, give him the operational expertise, breadth of knowledge and understanding of our industry that qualify him to serve as a member of our Board.



Former Executive Vice President, Chief Marketing Officer and Head of Worldwide Government Affairs of Cisco Systems, Inc.



SUSAN L. BOSTROM
INDEPENDENT DIRECTOR
COMMITTEES: LEADERSHIP DEVELOPMENT AND COMPENSATION; NOMINATING AND GOVERNANCE (CHAIR)

Susan L. Bostrom has served on our Board since July 2014. From January 2006 to January 2011, Ms. Bostrom served as Executive Vice President, Chief Marketing Officer, Worldwide Government Affairs at Cisco Systems, Inc., a networking equipment provider. Prior to that, from 1997 to January 2006, Ms. Bostrom served in a number of positions at Cisco, including Senior Vice President, Global Government Affairs and the Internet Business Solutions Group and Vice President of Applications and Services Marketing. Ms. Bostrom serves on the boards of directors of Gitlab Inc., a software company, and Samsara Inc., a cloud-based software company. Ms. Bostrom previously served as a member of the board of directors of Anaplan, Inc., a connected planning platform, Nutanix, Inc., an enterprise cloud computing company, Cadence Design Systems, Inc., an electronic design software company, Varian Medical Systems, Inc., a manufacturer of medical devices and software, and Rocket Fuel Inc., an artificial intelligence media buying company. Ms. Bostrom holds a B.S. degree in Business from the University of Illinois and an M.B.A. degree from the Stanford Graduate School of Business.

Our Board believes that Ms. Bostrom possesses specific attributes that qualify her to serve as a member of our Board, including her extensive experience and leadership roles in the technology industry, her knowledge of marketing, and her experience serving on the boards of directors of other publicly-traded technology companies.

|  Leadership & Governance |  Risk Management | $ Financial | Strategic | Non-Corporate |

TERESA BRIGGS
INDEPENDENT DIRECTOR
COMMITTEES: AUDIT (CHAIR)

Teresa Briggs has served on our Board since March 2019. From June 2013 to August 2019, Ms. Briggs served as Vice Chair & West Region Managing Partner at Deloitte LLP and from June 2011 to August 2019 as Managing Partner, San Francisco. Ms. Briggs also served on the board of directors of Deloitte USA LLP from January 2016 to March 2019. In her work with Deloitte, Ms. Briggs played a central role in building a structure and go-to-market strategy in consulting for non-audit clients. Ms. Briggs also served as an adjunct member of Deloitte's Center for Board Effectiveness and built a program for Bay Area-based female corporate directors that now totals over 100 members. Ms. Briggs currently serves on the board of directors of Snowflake Inc., a cloud-data platform company, DocuSign, Inc., a provider of electronic signature technology and digital transaction management services, and Warby Parker Inc., an online retailer. Ms. Briggs previously served on the board of directors of VG Acquisition Corp, a special purpose acquisition company. Ms. Briggs holds a B.S. degree in Accounting from the University of Arizona, Eller College of Management.

Our Board believes that Ms. Briggs possesses specific attributes that qualify her to serve as a member of our Board, including her deep financial and strategic acumen. Further, Ms. Briggs' financial expertise provides her with the necessary skills and experience to perform audit committee functions.



Former Vice Chair & West Region Managing Partner of Deloitte LLP; Retired Certified Public Accountant



JONATHAN C. CHADWICK
INDEPENDENT DIRECTOR
COMMITTEES: AUDIT

Jonathan C. Chadwick has served on our Board since October 2016. Since April 2016, Mr. Chadwick has been a director, advisor and private investor in various technology companies. Mr. Chadwick served as the Executive Vice President, Chief Financial Officer and Chief Operating Officer at VMware, Inc., a virtualization and cloud infrastructure solutions company, from November 2012 to April 2016. Prior to VMware, he served as the Chief Financial Officer of Skype, an internet communications company, and as a Corporate Vice President of Microsoft Corporation after its acquisition of Skype in October 2011. From 2010 to 2011, Mr. Chadwick served as Executive Vice President and Chief Financial Officer of McAfee, Inc., a security technology company. From 1997 to 2010, he held various finance roles at Cisco Systems, Inc., a provider of communications and networking products and services. Mr. Chadwick currently serves on the board of directors of Elastic N.V., a search engine company, Zoom Video Communications, Inc., a cloud video communications company, Samsara Inc., a cloud-based software company, and Confluent, Inc., a data infrastructure company. Mr. Chadwick previously served as a member of the board of directors of Cognizant Technology Solutions Corporation, an IT business services provider, and F5 Networks, Inc., an application networking delivery company. Mr. Chadwick also previously worked for Coopers & Lybrand LLP in various accounting roles in the U.S. and the U.K. Mr. Chadwick holds an honors degree in Electrical and Electronic Engineering from the University of Bath, U.K.

Our Board believes that Mr. Chadwick's extensive management experience and experience in the software industry give him the breadth of knowledge and valuable understanding of our industry to qualify him to serve as a member of our Board. Further, Mr. Chadwick's depth of knowledge of financial and accounting issues, having spent over two decades in senior financial roles in the software industry, provides him with the necessary and desired skills and experience to perform audit committee functions.



Former Executive Vice President, Chief Financial Officer and Chief Operating Officer of VMware, Inc.





Leadership & Governance   Risk Management   Financial   Strategic   Non-Corporate

PAUL E. CHAMBERLAIN
INDEPENDENT DIRECTOR
COMMITTEES: AUDIT; NOMINATING AND GOVERNANCE

Paul E. Chamberlain has served on our Board since October 2016. Mr. Chamberlain currently operates and serves on the board of PEC Ventures, LLC, which invests in and advises high-growth companies in the technology, health care and professional services sectors. From July 1990 to January 2015, Mr. Chamberlain worked at Morgan Stanley & Co., most recently serving as Managing Director and Co-Head of Global Technology Banking and as a member of the Investment Banking Division's Operating Committee. Mr. Chamberlain currently serves on the board of directors of TriNet Group, Inc., a provider of human resources solutions, and Veeva Systems Inc., a provider of business solutions for the global life sciences industry. He also serves as Chair of the Strategic Advisory Committee of JobTrain, a vocational and life skills training group focused on the neediest in the Silicon Valley community. Mr. Chamberlain holds a B.A. degree in History, magna cum laude, from Princeton University and received an M.B.A. degree from Harvard Business School. Mr. Chamberlain currently leads classes on Entrepreneurial Finance at Princeton University.

Our Board believes that Mr. Chamberlain's investment banking experience, his experience in equity investments and advising on strategic transactions as well as his ongoing board service at two other publicly-traded technology companies give him the breadth of knowledge and valuable understanding of our industry that qualify him to serve as a member of our Board. Further, Mr. Chamberlain's financial expertise provides him with the necessary skills and experience to perform audit committee functions.

Financial Advisor; Former Managing Director and Co-Head of Global Technology Banking of Morgan Stanley



LAWRENCE J. JACKSON, JR.
INDEPENDENT DIRECTOR

Larry Jackson has served on our Board since October 2020. Mr. Jackson is the Founder and CEO of gamma, a multimedia content creation, distribution and direct-to consumer enterprise founded in 2023. From August 2014 until 2022, Mr. Jackson served as Global Creative Director, Apple Music at Apple Inc., a designer and manufacturer of electronic devices and related software and services. From June 2011 to August 2014, Mr. Jackson served as Executive VP, Interscope Geffen A&M at Universal Music Group, a subsidiary of Vivendi S.A., a French multinational media and telecommunications company. In 2014, Mr. Jackson also served as Chief Content Officer at Beats Music prior to its acquisition by Apple Inc. From September 2000 to October 2010, Mr. Jackson served as President, A&R Arista Records, EVP, RCA Music Group, and in various positions at Sony Music, a subsidiary of Sony Corporation, a global conglomerate across a number of media, technology and other industries.

Our Board believes that Mr. Jackson's extensive consumer experience, innovative mindset and experience launching and overseeing successful consumer services bring unique dimensions to our Board and give him the appropriate set of skills that qualify him to serve as a member of our Board.

Founder and Chief Executive Officer, gamma; Former Global Creative Director, Apple Music of Apple Inc.



|  Leadership & Governance |  Risk Management | $ Financial | ⚖ Strategic | 🌐 Non-Corporate |

FREDERIC B. LUDDY
DIRECTOR

Frederic B. Luddy founded ServiceNow in June 2004 and has served on our Board since inception and as Chairman of our Board from April 2018 until October 2022. Mr. Luddy served as our Chief Executive Officer from June 2004 to May 2011, and from May 2011 to August 2016 he served as our Chief Product Officer. From April 1990 to October 2003, Mr. Luddy served as Chief Technology Officer of Peregrine Systems, Inc., an enterprise software company. Prior to joining Peregrine Systems, Mr. Luddy founded Enterprise Software Associates, a software company, and was employed by Boole and Babbage, Inc., a software company, and the Amdahl Corporation, an information technology company.

Our Board believes Mr. Luddy's experience as the founder of ServiceNow, his knowledge of software and the software industry, as well his executive level experience and expertise in software and hardware development give him the breadth of knowledge and leadership capabilities that qualify him to serve as a member of our Board.



Founder and Former President, Chief Executive Officer and Chief Product Officer of ServiceNow, Inc.



JEFFREY A. MILLER
LEAD INDEPENDENT DIRECTOR
COMMITTEES: LEADERSHIP DEVELOPMENT AND COMPENSATION (CHAIR)

Jeffrey A. Miller has served on our Board since February 2011 and as our lead independent director since October 2017. Mr. Miller has served as President and Chief Executive Officer of JAMM Ventures, a business consulting firm, since January 2002. In addition, Mr. Miller has served as a trustee for Santa Clara University since October 2012. From January 2002 to March 2006, Mr. Miller served as a Venture Partner with Redpoint Ventures. From July 1993 to July 2001, Mr. Miller also served as President and Chief Executive Officer of Documentum, Inc., a management information company. Mr. Miller previously served on the board of directors of Data Domain, Inc., an electronic storage solution company, and McAfee, Inc., a security technology company. Mr. Miller holds a B.S. degree in Electrical Engineering and Computer Science and an M.B.A. degree from Santa Clara University.

Our Board believes that Mr. Miller's consulting and investment experience and his experience on the boards of directors of other publicly-traded companies in the information technology industry give him the appropriate set of skills that qualify him to serve as a member of our Board.



Chief Executive Officer of JAMM Ventures





Former Global Chief Information Officer of Deloitte LLP



JOSEPH "LARRY" QUINLAN
INDEPENDENT DIRECTOR
COMMITTEES: AUDIT

Joseph "Larry" Quinlan has served on our Board since July 2021. From February 2010 to June 2021, Mr. Quinlan served as Global Chief Information Officer of Deloitte, LLP ("Deloitte"). Prior to serving as Global Chief Information Officer, Mr. Quinlan served in various roles at Deloitte since 1988, including US Firms CIO and National Managing Principal for Process Excellence. Mr. Quinlan currently serves on the board of directors of Jones Lang LaSalle, a real estate company, and Booking Holdings Inc., a travel technology company. Mr. Quinlan holds an M.B.A. degree from Baruch College, City University of New York and a B.S. degree in Industrial Management from the University of the West Indies.

Our Board believes that Mr. Quinlan's extensive management and business experience, including serving as a chief information officer, at a global consulting and accounting firm with many publicly-traded technology company clients gives him the appropriate set of skills that qualify him to serve as a member of our Board.



Former Group Managing Director, Head of Change Leadership of UBS Financial Services



ANITA M. SANDS
INDEPENDENT DIRECTOR
COMMITTEES: AUDIT; NOMINATING AND GOVERNANCE

Anita M. Sands has served on our Board since July 2014. From April 2012 to September 2013, Ms. Sands served as Group Managing Director, Head of Change Leadership and a member of the Wealth Management Americas Executive Committee of UBS Financial Services, a global financial services firm. Prior to that, from April 2010 to April 2012, Ms. Sands was Group Managing Director and Chief Operating Officer of UBS Wealth Management Americas at UBS Financial Services, and from October 2009 to April 2010, Ms. Sands was a Transformation Consultant at UBS Wealth Management Americas. Prior to joining UBS Financial Services, Ms. Sands was Managing Director, Head of Transformation Management at Citigroup N.A.'s Global Operations and Technology organization. Ms. Sands also held several leadership positions with RBC Financial Group and CIBC. Ms. Sands previously served as a Venture Partner at New Enterprise Associates, a venture capital firm, in 2022. Ms. Sands currently serves on the board of directors of Nu Holdings Ltd., a digital banking company and a number of private company boards. Ms. Sands previously served as a member of the board of directors of Symantec Corporation, a provider of security solutions, Pure Storage, Inc., a provider of enterprise flash storage solutions, iStar, Inc., a New York based real estate development company, and Khosla Ventures Acquisition Co. II, a special purpose acquisition company. Ms. Sands holds a B.S. degree in Physics and Applied Mathematics from The Queen's University of Belfast, Northern Ireland, a Ph.D. degree in Atomic and Molecular Physics from The Queen's University of Belfast, Northern Ireland and an M.S. degree in Public Policy and Management from Carnegie Mellon University.

Our Board believes that Ms. Sands possesses specific attributes that qualify her to serve as a member of our Board, including her extensive experience and leadership roles in the financial services industry and her experience on the boards of directors of other publicly-traded technology companies.

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines that set forth expectations for directors, director independence standards, board committee structure and functions, orientation of new directors, continuing education for directors, diversity of directors and director candidates and other policies for the governance of the Company. Our Corporate Governance Guidelines are available in the Investor Relations section of our website under the link to "Governance" under the section titled "Resources," which can be found at investors.servicenow.com. The Corporate Governance Guidelines are reviewed at least annually by our Nominating and Governance Committee, and changes are recommended to our Board.

Board Leadership Structure and Lead Independent Director

Our Board has flexibility to determine the appropriate leadership structure that best fits the Company's circumstances and provides strong independent oversight in making such determinations. The Board and Nominating and Governance Committee regularly review the Board's leadership structure and do not have a fixed policy on whether the roles of Chairman and CEO should be separated or combined. Our Corporate Governance Guidelines provide that if the positions of Chairman and CEO are held by the same person, the independent directors will select a Lead Independent Director. The Company would expect to announce any change in the combination or separation of the Chairman and CEO positions promptly following such change.

In October 2022, Fred Luddy, our founder, stepped back from his role as Chairman. He continues to serve as a Board member and advisor to the other leaders in the Company to help maintain a consistent focus on product innovation and customer experience. The Board has benefited from Mr. Luddy's leadership and vision in innumerable ways over the years and is grateful for his contributions and insights as Chairman. In connection with this transition, the Board determined it was appropriate to combine the roles of Chairman and CEO and appointed Mr. McDermott to the Chairman position. Mr. Miller continues in his role as Lead Independent Director.

Our Board believes a strong Lead Independent Director along with a combined Chairman and CEO is the best structure at this time to lead the Company in the next stage of growth amid the economic uncertainty facing the software industry. This structure effectively allocates authority, responsibility and oversight between management and the independent members of our Board. It does so by giving primary responsibility for the operational leadership and strategic direction of the Company to our Chairman and CEO, while enabling the Lead Independent Director to facilitate our Board's independent oversight of management, promote communication between management and our Board and support our Board's consideration of key governance matters.

A leadership structure with Mr. McDermott serving as Chairman and CEO provides our Company:

- ✓ A senior leader who serves as a primary liaison between our Board and management and as the primary public face of our Company
- ✓ A structure that reinforces clear accountability to shareholders, customers and other stakeholders
- ✓ A clear and unified strategic vision — to become the Defining Enterprise Software Company of the 21st Century
- ✓ Strong and effective leadership, particularly in the context of macroeconomic challenges facing our industry
- ✓ Flexibility in long-term succession planning
- ✓ A knowledgeable resource for independent directors both at and between Board meetings given his extensive day-to-day knowledge of all aspects of our current business, operations and risks
- ✓ The ability to bring pressing issues before the independent directors expeditiously

Responsibilities of our Lead Independent Director

The independent directors of our Board have designated Mr. Miller as the Lead Independent Director. The responsibilities of the Lead Independent Director include:
- presiding at all meetings of the Board at which the Chairman and CEO is not present, including executive sessions of independent directors;
- providing input on agenda items for meetings of the Board;
- encouraging direct dialogue between the directors and management;
- facilitating discussion and open dialogue among the independent directors;
- serving as a liaison between the Chairman and CEO and the independent directors;

- disseminating information, decisions, suggestions, views or concerns expressed by independent directors to the Chairman and CEO, the rest of the Board and management;
- providing leadership to the Board if circumstances arise in which the roles of CEO and Chairman may be, or may be perceived to be, in conflict;
- participating in the Board's assessment of risks and management's (including the CEO's) approach to addressing those risks;
- leading annual performance review process for the CEO;
- leading annual succession planning process for CEO and other executive officers;
- guiding our outreach to shareholders, meeting with those shareholders and representing the Board in such communications;
- participating in the process to retain and onboard new executive officers;
- participating in discussions regarding the appropriate Board structure; and
- performing such other functions and responsibilities as requested by our Board from time to time.

Shareholder Feedback on Board Leadership Structure

Mr. Miller, who has been actively involved in our bi-annual shareholder engagement since 2018, met with our key shareholders and proxy advisory firms in the fall of 2022, seeking feedback on, among other things, the recent changes to our Board leadership structure. Shareholders generally recognized the benefits of having Mr. McDermott serve in the combined role of Chairman and CEO and acknowledged the strength of Mr. McDermott's proven leadership skills and his ability to promote a cohesive, strong and consistent vision for the Company. Shareholders also responded favorably to the Board's overall independence and leadership structure. Shareholders noted that Mr. Miller has been a very active Lead Independent Director, with an expansive list of duties, extensive engagement with shareholders and insight into our Board, enabling him to continue to provide meaningful oversight of senior management and Board matters. Our Board remains committed to evaluating the appropriate leadership structure and acting in the best interests of the Company and its shareholders.

Role of the Board in Succession Planning

Our Board, as well as our Company's management, consider that succession planning is a critical element of stewardship of the organization. While we believe that we have the right management team in place for now and the future, it is always important to be developing the next generation of leadership for the Company. For that reason, each year our Board, working with our CEO and Chief People Officer, undertake a thorough review of the succession plans for each of our executive officers. For each position, the Board considers whether there is a potential successor who could immediately step into a role, whether there is an individual who could develop into the role or whether the Company would have to look to outside talent for a successor. For the individuals identified as successors, the Company creates a development plan to help the person grow as a leader over time. The Board and management strive to create growth opportunities for those individuals both to continue their development as leaders and to increase retention. The Company's executive management undertakes a similar succession planning exercise for their own direct reports.

Role of the Board in Risk Oversight

One of the key functions of our Board is informed oversight of our risk management process. Our Board as a whole administers this oversight function directly, as well as through various standing Board committees that address risks inherent in their respective areas of oversight. Risks are categorized based on their respective importance and urgency, with new emerging risks being continuously assessed throughout the year, short-term risks (those with a time-horizon of one year or less) assessed semi-annually and long-term risks (those with a time-horizon of one to three years) assessed periodically.

In administering its risk oversight responsibilities, the Board and each committee has full access to management and the ability to engage advisors. On at least an annual basis, the Board reviews the enterprise risk profile of the Company, noting the highest areas of risk and the controls in place to mitigate those risks on an enterprise basis. The Board has not established a specific risk committee because the Board believes that the most significant risks the Company faces are most properly directly overseen by the full Board or, in certain cases, the appropriate standing committee which considers the risks within its area of responsibility.

Board of Directors

The Board prudently and proactively executes its oversight duties through:
- An annual enterprise risk assessment
- Delegating specific oversight duties to the Board committees
- Periodic briefing and informational sessions received from management
- Periodic briefing and information sessions by outside experts on specific areas of risk including, among others, cybersecurity risk



Committees of the Board

Audit Committee	Leadership Development and Compensation Committee	Nominating and Governance Committee
Oversees internal audit function • receives quarterly status reports • annual internal audit plan reviews • annual performance evaluations • quarterly consultations with independent auditor Oversees cybersecurity program • annual program reviews • periodic updates from management, including third-party assessments Oversees controls over financial reporting and reviews financial statements • periodically reviews integrity, adequacy and effectiveness of processes and internal control • discusses disclosure controls and quarterly compliance • reviews process and controls on quarterly earnings releases Oversees enterprise risk management • reviews overall risk exposures as presented to full Board • considers input from external advisors to assess and oversee identification and management risks • reviews Board/management allocation of responsibilities • at least twice a year, discusses with management risks and steps management has taken to monitor, control and mitigate exposures • quarterly assesses periodic and/or annual reports for sufficiency of risk factors and known trends and uncertainties disclosure Monitors compliance with laws and regulations • periodically reviews compliance program with Chief Ethics & Compliance Officer, who reports to General Counsel Review processes, procedures and validation surrounding our ESG disclosures	Oversees overall compensation strategy • annually reviews and determines executive and director salary and equity • annually reviews and approves executive goals and objectives • annually reviews and administers cash and equity incentive plans • administers 401(k) plan • annually reviews CD&A • assesses and monitors whether compensation policies and programs have potential to encourage excessive or inappropriate risk-taking, as more fully described below in the section titled "—*Compensation Risk Assessment*" Oversees compliance with compensation regulatory requirements Assesses human capital management risks • annual reviews of executive officer goals and objectives, including regrettable attrition levels • annual internal pay equity reviews • reviews of talent management and development, culture, employee engagement and diversity and inclusion strategy	Oversees Board refreshment and leadership structure • develops and recommends policies on director nomination process • reviews public disclosures on Board leadership structure and its role in risk oversight and board nominations process • oversees Board succession planning Oversees effectiveness of our governance framework • annually reviews Corporate Governance Guidelines Oversees and regularly reviews ESG activities, programs, risks and related SEC reporting disclosures Oversees compliance with Code of Ethics, including any conflicts of interest requirements • annually reviews Code of Ethics Oversees annual Board evaluation • annually prepares, or commissions, a report assessing the Board's effectiveness and recommending potential changes to the Board's operations



Management

Management is responsible for:
- Maintaining a strong risk management culture
- Managing and overseeing risk identification and risk controls by developing programs and recommendations to determine the sufficiency of risk identification and management process
- Mapping risks to company strategy
- Periodically updating the Board on progress of its risk oversight activities

Compensation Risk Assessment

Our Compensation Committee has reviewed compensation-related risks and does not believe that our compensation programs encourage excessive or inappropriate risk-taking or create risks reasonably likely to have a material adverse effect on us for the following reasons:

What We Do
Mix of fixed and variable components in compensation program
☑ The fixed (base salary) component of our compensation program is designed to provide income independent of our stock price performance so that our employees will not focus exclusively on short-term stock price performance to the detriment of other important business metrics and the creation of long-term value for our stakeholders.
☑ The variable (cash bonus and equity) components of compensation are designed to reward both short- and long-term Company performance and individual performance, which we believe discourages employees from taking actions that focus only on our short-term success. Performance-based elements of our compensation program are a sufficient percentage of overall compensation to motivate our executives and other employees to pursue superior short-term and long-term corporate results, while the fixed element is also sufficient to discourage the taking of unnecessary or excessive risks in pursuing such results.
Strict internal controls over measurement and calculation of our performance metrics
☑ These controls are designed to minimize the risk of manipulation by any employee, including our executive officers. Combined, the performance metrics are designed to limit the ability of our executive officers to be rewarded for taking excessive risks in any one area and deter our executive officers from pursuing any one measure to the detriment of our overall financial performance. In addition, all of our employees are required to comply with our Code of Ethics, which covers among other things, accuracy in keeping our records.
Stock award and ownership guidelines
☑ The Compensation Committee reviews the annual employee and new hire equity guidelines that control the standard equity grants, which are then granted by the Plan Grant Administrator, who has been delegated authority to grant equity awards. Any equity grants outside of equity guidelines or to any newly-hired vice president granted by the Plan Grant Administrator must be reported either to our Board or Compensation Committee. Any equity grants to Section 16 officers and certain equity grants to other employees who report to the CEO will require approval by the Compensation Committee. The Plan Grant Administrator is currently our Chairman and CEO.
☑ We maintain stock ownership guidelines for executive officers and non-employee members of our Board to support these individuals acting as owners of the Company.
Insider Trading Policy
☑ Our insider trading policy prohibits our executive officers, the non-employee members of our Board and our employees from purchasing our securities on margin, borrowing against any account in which our securities are held, or pledging our securities as collateral for any purpose. Our insider trading policy also prohibits such individuals from engaging in any hedging or offsetting transaction designed to hedge or offset a decrease in the market value of our securities.
Clawback Policy
☑ This compensation recovery policy provides that, in the event we are required to prepare an accounting restatement as a result of fraud or intentional misconduct, we may recover from those current and former executive officers subject to Section 16 reporting requirements and who were involved in the fraud or misconduct any incentive compensation erroneously paid or awarded in excess of what would have been paid pursuant to the restated financial statements. The Compensation Committee will review and approve a revised clawback policy to comply with new NYSE rules relating to the recoupment of compensation in connection with a financial restatement, following approval of those rules by the SEC.

Independence of Directors

Our Board of Directors determines the independence of our directors by applying the independence standards established by the NYSE and the SEC. Under those standards, a director is independent only if the board of directors affirmatively determines that the director has no material relationship with the company or any relationship, which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The standards also specify various relationships that preclude a determination of director independence, which may include commercial, industrial, consulting, legal, accounting, charitable, family and other business, professional and personal relationships.

Applying these standards, our Board annually reviews the independence of the Company's directors, taking into account all relevant facts and circumstances. In its most recent review, our Board considered, among other things, the relationships that each non-employee director has with the Company and all other facts and circumstances our Board believed were relevant.

Based upon this review, our Board determined that, other than our Chairman and CEO Mr. McDermott and our founder Mr. Luddy, all of our directors who served during 2022 were independent and all of our non-employee director nominees are independent. Our non-employee director nominees include:

Susan L. Bostrom	Lawrence J. Jackson, Jr.
Teresa Briggs	Jeffrey A. Miller
Jonathan C. Chadwick	Joseph "Larry" Quinlan
Paul E. Chamberlain	Anita M. Sands

Committees of Our Board of Directors

Our Board has established an Audit Committee, a Leadership Development and Compensation Committee (the "Compensation Committee") and a Nominating and Governance Committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board. Copies of the committee charters are available, without charge, upon request in writing to ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054, Attn: General Counsel or on investors.servicenow.com.

The committees are composed of the following directors, each of whom are independent, as of the date of this proxy statement:

Director	Audit	Leadership Development and Compensation[(1)]	Nominating and Governance
Susan L. Bostrom		☑	Chair
Teresa Briggs	Chair		
Jonathan C. Chadwick	☑		
Paul E. Chamberlain	☑		☑
Jeffrey A. Miller		Chair	
Joseph "Larry" Quinlan	☑		
Anita M. Sands	☑		☑

_____
(1) The Leadership Development and Compensation Committee comprises only two members following the resignation of Dennis Woodside from the Board in 2022.

Audit Committee

Our Audit Committee assists the Board in overseeing the integrity of our financial statements and our compliance with our legal and policy obligations. The Audit Committee is currently composed of Ms. Briggs, who is the Chair, Ms. Sands and Messrs. Chadwick, Chamberlain and Quinlan. The composition of our Audit Committee meets the NYSE and SEC independence requirements. Each member of our Audit Committee is financially literate as required by NYSE. In addition, our Board has determined that each of Ms. Briggs and Messrs. Chadwick and Chamberlain is an "audit committee financial expert" as defined in Regulation S-K Item 407(d)(5)(ii). This designation does not impose on Ms. Briggs or Messrs. Chadwick or Chamberlain any duties, obligations or liabilities greater than those imposed generally on any other member of our Audit Committee or Board. Ms. Briggs currently serves on the audit committees of three other public companies. Mr. Chadwick currently serves on the audit committees of four other public companies. Our Board has determined that such simultaneous service does not impair the ability of Ms. Briggs or Mr. Chadwick to effectively serve as members of our Audit Committee. Please see the section titled "—*Nominees for Director*" above for additional information about the Board's conclusion that Mr. Chadwick should continue to serve as a director, and see the section titled "*Nominations Process, Director Qualifications and Board Diversity—Director Qualifications and the Importance of Board Diversity—Board Member External Commitments*" below for more detail on Board considerations when making such determinations.

The primary responsibilities of the Audit Committee are, among other things, to:
- appoint an independent registered public accounting firm to examine our accounts, controls and financial statements;
- assess the independent registered public accounting firm's qualifications, performance and independence annually;
- review the audit planning, scope and staffing of the independent registered public accounting firm and pre-approve all audit and permissible non-audit related services provided to us by the independent registered public accounting firm;
- oversee our accounting and financial reporting processes and review with management and the independent registered public accounting firm our interim and year-end operating results and the associated quarterly reviews and annual audit results;
- oversee our internal audit function, including internal audit staffing, the annual internal audit plan and audit procedures and reports issued;
- review the integrity, adequacy and effectiveness of our accounting and financial reporting processes, systems of internal control, and disclosure controls and procedures, including processes, procedures and validation surrounding our ESG disclosures;
- oversee the effectiveness of our program for compliance with laws and regulations;
- review and monitor our compliance and enterprise risk management programs;
- establish and oversee procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential submission by employees of concerns regarding questionable accounting or audit matters;
- review with management our investment philosophy and policies, allocation and performance of our investment portfolio, management of investment risk, policies and procedures to comply with laws and regulations pertinent to our investment portfolio, and foreign exchange risk management;
- oversee our cybersecurity program and receive periodic updates from management on cybersecurity; and
- review and approve transactions with related parties.

Compensation Committee

Our Compensation Committee assists the Board in overseeing our executive compensation practices, our general employee compensation and benefit plans and our leadership development programs. The Compensation Committee is composed of Mr. Miller, who is the Chair, and Ms. Bostrom. The composition of our Compensation Committee meets NYSE and SEC independence requirements. Each member of the Compensation Committee is a non-employee director, as defined by Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The purpose of our Compensation Committee is to discharge the responsibilities of our Board relating to the compensation of our executive officers.

The primary responsibilities of the Compensation Committee are, among other things, to:
- review and approve, or recommend to the Board for approval, the compensation of our executive officers, including our CEO;
- review and approve, or recommend to the Board for approval, the terms of any material agreements with our executive officers;
- administer our cash-based and equity-based compensation plans;
- administer our 401(k) plan;
- recommend to the Board, for determination by the Board, the form and amount of cash-based and equity-based compensation to be paid or awarded to our non-employee directors;
- consider the results of the most recent shareholder vote on executive compensation and feedback received from shareholders and, if appropriate, adjust, or make recommendations to the Board to adjust our compensation practices for our executive officers;
- review and discuss the Company's Compensation Discussion and Analysis and related disclosures; and
- review with management our major human capital management- and compensation-related risk exposures, including leadership succession and pay equity, and the steps management has taken to monitor or mitigate such exposures.

As the Chair of the Compensation Committee, Mr. Miller personally meets with shareholders, together with the Company's management, to discuss our compensation programs, understand shareholder perspectives and share those perspectives with the Compensation Committee and the full Board. These engagements and the views of our shareholders contribute to the continuous refinement of our compensation programs to better balance the need to attract, motivate and retain top executive talent and our shareholders' interest in ensuring that compensation is closely aligned with long-term performance and creation of long-term shareholder value.

At least annually, our Compensation Committee reviews and approves our executive compensation strategy and principles to confirm they are aligned with our business purpose and strategy, as well as shareholder interests. The Compensation Committee has the sole authority, subject to any approval by the Board that the Compensation Committee or legal counsel determines to be desirable or required by applicable law or NYSE rules, to make decisions regarding all aspects of compensation packages for executive officers. The Compensation Committee also makes recommendations to our Board regarding the compensation of non-employee directors. Under its charter, our Compensation Committee has the authority to retain outside counsel or other advisors. Consistent with that authority, the Compensation Committee engaged an independent compensation consultant, Compensia, Inc. ("Compensia"), to evaluate our executive compensation levels and practices and to provide advice and ongoing recommendations on executive compensation matters for 2022. The Compensation Committee retains and does not delegate any of its power to determine all matters of compensation and benefits for our executive officers, although the CEO and the Global People department present executive compensation and benefit proposals to the Compensation Committee. Compensia representatives meet informally with the Chair of our Compensation Committee and formally with our Compensation Committee during its regular meetings, including in executive sessions from time to time without management present. Compensia works directly with our Compensation Committee (and not on behalf of management) to assist our Compensation Committee in satisfying its responsibilities and will not undertake projects for management without our Compensation Committee's approval.

With the assistance of Compensia, our Compensation Committee generally reviews executive officer compensation, including base salary levels, and the target levels for variable cash and any equity incentive awards, following the end of each year. In connection with this review, our Compensation Committee considers any input that it may receive from our CEO (with respect to executive officers other than himself) to evaluate the performance of each executive officer and set each executive officer's total target cash and equity compensation for the current year. Our CEO does not participate in the deliberations regarding the setting of his own compensation by our Compensation Committee other than those establishing, in consultation with our Compensation Committee, our performance objectives for all executive officer participants under our performance-based bonus plans.

Nominating and Governance Committee

Our Nominating and Governance Committee assists the Board in overseeing our corporate governance practices and developing our Board to meet the needs of our shareholders. The Nominating and Governance Committee is composed of Ms. Bostrom, who is the Chair, Mr. Chamberlain and Ms. Sands. The composition of our Nominating and Governance Committee meets the NYSE and SEC independence requirements.

The primary responsibilities of our Nominating and Governance Committee are, among other things, to:
• develop and recommend policies regarding the director nomination processes;
• determine the desired qualifications, expertise and characteristics (including, but not limited to, race, ethnicity, gender, age, sexual orientation, geography, disability and veteran status) of Board members, with the goal of developing a diverse, experienced and highly qualified Board;
• identify and recruit qualified candidates for Board membership to fill new or vacant positions on the Board, consistent with criteria approved by the Board;
• consider nominations properly submitted by our shareholders in accordance with procedures set forth in our Bylaws or determined by the Nominating and Governance Committee from time to time;
• recommend to the Board for selection all nominees to become members of the Board by appointment or to be proposed by the Board for election by our shareholders;
• oversee and review with management our major ESG activities, programs and public disclosures, including in light of any feedback received from shareholders;
• develop and recommend to the Board the Code of Ethics for employees and directors and consider waivers of such codes for executive officers and directors;
• review, assess and consider evolving corporate governance best practices and develop and maintain a set of corporate governance guidelines that may be recommended to the Board for approval or modification, as appropriate;
• consider and make recommendations to the Board regarding the Board's leadership structure; and
• oversee the evaluation of the Board on an annual basis and, if appropriate, make recommendations to the Board for improvements in the Board's operations, committee member qualifications, committee member appointment and removal, and committee structure and operations.

Compensation Committee Interlocks and Insider Participation

During 2022, our Compensation Committee members were Ms. Bostrom and Mr. Miller, neither of whom have served as an officer or employee of the Company or any of its subsidiaries or have had or have any relationships with the Company required to be disclosed by Regulation S-K Item 404. In addition, none of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or Compensation Committee during 2022.

Board and Committee Meetings and Attendance

Our Board is responsible for the oversight of management and the strategy of the Company and for establishing corporate policies. Our Board meets periodically during the year to review significant developments affecting us and to act on matters requiring Board approval. During 2022, our Board held four meetings, the Audit Committee held six meetings, the Compensation Committee held five meetings and the Nominating and Governance Committee held four meetings. In addition, each incumbent member of our Board participated in at least 75% of the aggregate of all meetings of our Board, and meetings of committees on which such member served, that were held during the period in which such director served during 2022.

Board Attendance at Annual Shareholders Meeting

It is our policy that directors are invited and encouraged to attend the annual shareholders meeting. Six of our then-serving directors attended our 2022 Annual Shareholders Meeting.

Presiding Director of Non-Employee Director Meetings

The non-employee directors meet in regularly scheduled executive sessions without management to promote open and honest discussion. Our Lead Independent Director, Mr. Miller, presides at these meetings.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our executive officers, employees and directors. Our Code of Ethics is posted in the Investor Relations section of our website under the link to "Governance" under the section titled "Resources," which can be found at investors.servicenow.com. Any amendments or waivers of our Code of Ethics pertaining to a director or one of our executive officers will be disclosed on our website at the above-referenced address.

Communication with our Board of Directors

Any interested party wishing to communicate with our Board may write to the Board of Directors, c/o ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054 or send an email to ir@servicenow.com. Our Corporate Secretary will forward these letters and emails directly to our Board. Interested parties may indicate in their letters and email messages if their communication is intended to be provided to only certain director(s). We reserve the right not to forward to our Board any abusive, threatening or otherwise inappropriate materials.

NOMINATIONS PROCESS, DIRECTOR QUALIFICATIONS AND BOARD DIVERSITY

Nomination to the Board of Directors

Candidates for nomination to our Board are selected by our Board based on the recommendation of the Nominating and Governance Committee in accordance with the Nominating and Governance Committee charter, our Charter and Bylaws, our Corporate Governance Guidelines and the criteria adopted by our Board regarding director candidate qualifications. In recommending candidates for nomination, the Nominating and Governance Committee considers candidates recommended by directors, officers, employees, shareholders and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates, as appropriate. In addition, the Nominating and Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees and/or conducting background checks.

Policy Regarding Shareholder Nominations

The Nominating and Governance Committee considers shareholder recommendations for director candidates. The Nominating and Governance Committee has established the following procedure for shareholders to submit director nominee recommendations:

- Our Bylaws establish procedures pursuant to which a shareholder may nominate a person for election to the Board.
- If a shareholder would like to recommend a director candidate for the next annual meeting, he or she must submit the recommendations by mail to our Corporate Secretary at our principal executive offices, not fewer than 75 or more than 105 days prior to the first anniversary of the previous year's annual meeting.
- Recommendations for a director candidate must be accompanied by all information relating to such person as would be required to be disclosed in solicitations of proxies for election of such nominee as a director pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected.
- The Nominating and Governance Committee considers nominees based on our need to fill vacancies or to expand the Board, and also considers our need to fill particular roles on the Board or committees thereof (e.g., independent director role or an audit committee financial expert).
- The Nominating and Governance Committee evaluates candidates in accordance with its charter and policies regarding director qualifications, qualities and skills discussed above.

Director Qualifications and the Importance of Board Diversity

The goal of the Nominating and Governance Committee is to ensure that our Board possesses a variety of perspectives and skills derived from diverse, high-quality business and professional experience. The Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on our Board. To this end, the Nominating and Governance Committee seeks nominees on the basis of:

Board Composition Considerations

Professional Background & Experience	Specific experience, background and education, including operating experience, financial expertise, significant corporate governance experience and expertise, talent management expertise, risk management expertise, global experience, enterprise experience, technology expertise and knowledge about our business or industry.
Leadership	Sustained record of substantial accomplishments and leadership in executive, C-suite, senior-level management, entrepreneurship and/or policy-making positions in finance, law, business, government, education, technology or not-for-profit enterprises, as well as public company board experience.
Independence	Qualification as "independent" under NYSE and SEC rules and freedom from conflicts of interest that could interfere with duties as a director, including Board tenure, outside board service and other affiliations for actual or perceived conflicts of interest.
Diversity	Contributions to the diversity of the Board, including, but not limited to, race, ethnicity, gender, age, sexual orientation, geography, disability, veteran status and other areas of expertise. For more information, please see the section titled "—*Board Member Diversity*" below.
Character	Commitment to ethical conduct and integrity, along with the requisite interpersonal skills to work with other directors on our Board and management in ways that are effective and beneficial to the interests of the Company and its shareholders, employees, customers and communities.
Time	Willingness and ability to devote adequate time and effort to current and future Board and committee responsibilities. For more information, please see the section titled "—*Board Member External Commitments*" below.

Although the Nominating and Governance Committee uses these and other criteria to evaluate potential nominees, it has not established any minimum criteria. The Nominating and Governance Committee does not use different standards to evaluate nominees whether they are proposed by our directors and management or by our shareholders. When appropriate, the Nominating and Governance Committee may retain executive recruitment firms to assist it in identifying suitable candidates. Any such recruitment firm is instructed to include a pool of candidates with a diverse set of characteristics, backgrounds and experiences. After its evaluation of potential nominees, the Nominating and Governance Committee recommends its chosen nominees to our Board for approval. For a summary of each of our Board members' background please see section titled "*Board and Corporate Governance Matters —Summary of Director Experience and Qualifications.*"

Board Member Diversity

Diversity characteristics are, and will continue to be, a priority for the Nominating and Governance Committee and the Board in our director nomination process because we believe it is important for the Board's composition to appropriately reflect the diversity of our Company, shareholders, workforce, customers and communities. In addition, while the Nominating and Governance Committee does not have a formal policy with respect to diversity, the Nominating and Governance Committee values members who represent diverse viewpoints and incorporates a broad view of diversity into its director nomination process. Additionally, the Nominating and Governance Committee considers a diverse candidate pool for each director search the Board undertakes.

Board Member External Commitments

The brief biographical description of each director set forth above in the section titled "*Board and Corporate Governance Matters*" includes the primary individual experience, qualifications, attributes and skills of each of our directors that led to the conclusion that each director should serve as a member of our Board at this time. Our Nominating and Governance Committee and Board recognize the importance of external commitments not impairing any director's ability to discharge their responsibilities to effectively serve on the Board. Further, our Nominating and Governance Committee and Board believe that each person nominated for election at the Annual Meeting has the ability to effectively serve on the Board and to dedicate sufficient time and attention to his or her responsibilities as a member of the Board, taking into consideration each nominee's attendance at meetings of the Board and any committees on which such nominee serves; the number of additional public company boards on which a nominee serves; and the nominee's level of contribution and participation in meetings of the Board and any of its committees.

In addition, we recognize that Mr. Chadwick's service on four other public company boards may qualify as "overboarding" under certain shareholder policies. Mr. Chadwick approached the Nominating and Governance Committee to request that they consider his service on other boards and whether the Board felt that such service impaired his ability to fully serve the Company. In accordance with our Corporate Governance Guidelines, the Nominating and Governance Committee, as well as the full Board, carefully considered Mr. Chadwick's service. The Board noted that Mr. Chadwick's background, qualifications and years of service to the

Company offer unique qualifications, institutional history and perspective in evaluating the Company's financial statements and risk management. The Board also noted Mr. Chadwick's near-perfect attendance (he only missed one committee meeting in 2022) and that he has come to each meeting well prepared and well informed actively participating in all discussions. The Board also noted that Mr. Chadwick has been available to confer on matters that may arise during a quarter with little notice, and that his service on other Boards has not in any way interfered with the time and attention required to fully serve our Board. As a result, the Board believes Mr. Chadwick's membership on the Board is highly valuable and definitively concluded that his service on other boards does not impair his service to the Company and strongly encouraged Mr. Chadwick to continue his service.

2022 Compensation

The following table provides information for the year ended December 31, 2022, regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director for all or a portion of 2022. The table excludes Mr. McDermott, who did not receive separate compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	RSU Awards ($)[1]	Total ($)
Susan L. Bostrom	67,000	$ 324,865	391,865
Teresa Briggs	75,000	$ 324,865	399,865
Jonathan C. Chadwick	54,000	$ 324,865	378,865
Paul E. Chamberlain	64,000	$ 324,865	388,865
Lawrence J. Jackson Jr.	40,000	$ 324,865	364,865
Frederic B. Luddy	40,000	$ 324,865	364,865
Jeffrey A. Miller	107,500	$ 324,865	432,365
Joseph "Larry" Quinlan	53,067	$ 324,865	377,932
Sukumar Rathnam[2]	36,739	$ 324,865	361,604
Anita M. Sands	64,000	$ 324,865	388,865
Dennis M. Woodside[2]	34,054	$ 324,865	358,919

(1) Amounts listed under "RSU Awards" in the foregoing table represent the aggregate fair value computed as of the grant date of each restricted stock unit ("RSU") award during 2022 in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC Topic 718"). The fair value of our common stock on the date of grant is used to calculate the fair value of RSUs as disclosed in Note 2 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2022. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors held option and RSU awards to acquire the following number of shares as of December 31, 2022. The table excludes Mr. McDermott, whose outstanding awards are reflected in the section titled "*Executive Compensation Tables—2022 Outstanding Equity Awards at Fiscal Year End.*"

	Number of Shares Underlying Outstanding Awards	
Name	Option Awards	RSU Awards
Susan L. Bostrom	—	660
Teresa Briggs	—	660
Jonathan C. Chadwick	—	660
Paul E. Chamberlain	—	660
Lawrence J. Jackson, Jr.	—	660
Frederic B. Luddy	—	660
Jeffrey A. Miller	6,536	660
Sukumar Rathnam	—	—
Joseph "Larry" Quinlan	—	660
Anita M. Sands	—	660
Dennis M. Woodside	—	—

(2) Messrs. Rathnam and Woodside resigned from the Board on December 1, 2022, and August 26, 2022, respectively. The amount reported under the "Fees Earned or Paid in Cash" column reflects a pro-rated portion of each of their retainer for service on our Board. Messrs. Rathnam and Woodside forfeited the RSU Awards reported under the "RSU Awards ($)" column shown in the table upon their resignation.

Policy Regarding Compensation for Non-Employee Director Compensation

In January 2022, the Compensation Committee reviewed competitive market data in consultation with Compensia, and the Board, upon the recommendation of the Compensation Committee, approved the following non-employee director compensation:

Cash Retainers.

- $40,000 annual cash retainer for services on our Board;
- $47,500 for the Lead Independent Director;
- $35,000 for the Chair of our Audit Committee and $14,000 for each of its other members;
- $20,000 for the Chair of our Compensation Committee and $12,000 for each of its other members; and
- $15,000 for the Chair of our Nominating and Governance Committee and $10,000 for each of its other members.

Equity Awards. Each year on the date of our annual meeting, each continuing non-employee director is granted an RSU award with an aggregate grant date fair value of $325,000 based on the fair market value of our common stock on the date of grant. Each such annual RSU award will vest in full on the earlier of the first anniversary of the grant date or the date of the Company's subsequent annual shareholders meeting, so long as such director continues to provide services to us through such date. If a director's service ends on the date of vesting, then the vesting shall be deemed to have occurred.

Newly -elected or -appointed non-employee directors are granted an RSU award with an aggregate grant date fair value of $325,000 based on the fair market value of our common stock on the date of grant, immediately aligning director and shareholder interests. Such initial RSU awards vest in full on the date of our next annual meeting, so long as such director continues to provide services to us through such date. When a newly-appointed or elected non-employee director joins our Board other than at an annual meeting, such new director's initial RSU award will be pro-rated based on the number of months served from the initial appointment or election until our next annual meeting.

No non-employee director who is a former employee of the Company will receive an initial RSU award or an annual RSU award if that former employee director is still vesting in equity awards granted for prior service as a Company employee.

All equity awards granted to non-employee directors accelerate and vest in full in the event of a change in control of the Company. In addition to the awards provided for above, non-employee directors are eligible to receive discretionary equity awards; however, no such discretionary equity awards were granted in 2022.

Members of our Board are subject to our policy regarding minimum stock ownership requirements. Non-employee members of our Board are required to own shares of our common stock with a value equal to three times their annual cash retainer fee. The non-employee members of our Board are required to meet these guidelines within five years of becoming subject to them.

Other Compensation. Non-employee directors receive no other form of remuneration, perquisites or benefits for their service as members of our Board, but they are reimbursed for their reasonable travel expenses incurred in attending Board and committee meetings, certain Company events and approved continuing education programs.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Introduction

Our Board currently consists of 10 members. At the recommendation of our Nominating and Governance Committee, our Board proposes that each of the following nominees be elected to serve for a one-year term expiring at the next annual meeting of shareholders and until such director's successor is elected and qualified or until such director's earlier resignation or removal:


William R. McDermott
Susan L. Bostrom
Teresa Briggs
Jonathan C. Chadwick
Paul E. Chamberlain
Lawrence J. Jackson, Jr.
Frederic B. Luddy
Jeffrey A. Miller
Joseph "Larry" Quinlan
Anita M. Sands


Each of these nominees has agreed to be named in this proxy statement and to serve as a director, if elected. Our Board has no reason to believe that any nominee will be unavailable or will decline to serve as a director. In the event, however, that any nominee is unable or declines to serve as a director, following appropriate disclosure of the identity of that individual, the proxies will be voted for any nominee who is designated by our Board to fill the vacancy. There are no family relationships among any of our directors or executive officers.

Information Regarding the Director Nominees

Information regarding the qualifications and experience of each of the nominees may be found in the sections of this proxy statement titled "*Board and Corporate Governance Matters —Summary of Director Experience and Qualifications*" and "*Board and Corporate Governance Matters —Nominees for Director.*"

Vote Required and Recommendation of the Board

In an uncontested election of directors, each director nominee will be elected to our Board if the nominee receives more "FOR" votes than "AGAINST" votes. Broker non-votes and abstentions will have no effect on the outcome of the vote. Under our Corporate Governance Guidelines, when a director is elected or re-elected to the Board, he or she is required to submit a letter of resignation that will be effective only upon both (1) the failure to receive the required vote at any annual shareholders meeting at which the director faces re-election and (2) the acceptance of such resignation by our Board. If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee will decide whether to recommend that the Board accept the director's irrevocable, conditional resignation and the Board will make the final decision.


**OUR BOARD RECOMMENDS A VOTE *"FOR"* THE ELECTION OF EACH
OF THE 10 DIRECTOR NOMINEES.**


PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION
("SAY-ON-PAY")

General

We conduct a say-on-pay vote every year at the annual meeting. While the vote is non-binding, the Board and the Compensation Committee consider the results of the say-on-pay vote as part of their ongoing evaluation of our executive compensation program.

In considering their say-on-pay vote, we urge shareholders to carefully review the information on our compensation policies and decisions presented in the "*Compensation Discussion and Analysis,*" as well as the discussion about the Compensation Committee in the section above titled "*Board and Corporate Governance Matters—Committees of Our Board of Directors.*"

Our goal for our executive compensation program is to attract, retain and motivate our named executive officers who are critical to our success. We seek to accomplish this goal in a way that rewards performance and is aligned with our shareholders' long-term interests. We believe our executive compensation program has been instrumental in helping us achieve our strong financial performance.

Key Executive Compensation Policies and Practices

Our compensation philosophy and related corporate governance policies and practices are complemented by several specific compensation practices designed to align our executive compensation with long-term shareholder interests, including the following:

Compensation Aligned with Performance
- Our executive compensation program is designed so that a significant portion of cash compensation and all of the performance-based restricted stock units (the "PRSUs") and performance-based stock options are only earned if we meet corporate performance targets.

Equity-Based Compensation
- Approximately 88% of our named executive officers' targeted total compensation, excluding promotion awards, is in the form of equity-based compensation, which closely aligns the interests of our named executive officers and shareholders.

Performance-Based Incentives
- We use performance-based short-term cash incentives and performance-based long-term equity incentives in the form of PRSUs.

Multi-Year Vesting Requirements
- The RSUs and PRSUs granted to our named executive officers vest or are earned over multi-year periods, consistent with current market practice and our retention objectives.

No 280G Tax Gross-Ups
- We do not provide 280G tax gross-ups to our named executive officers.

Stock Ownership Policy
- We maintain stock ownership guidelines for our named executive officers and the non-employee members of our Board of Directors.

Compensation Recovery Policy
- We maintain a clawback policy which provides that, in the event we are required to prepare an accounting restatement as a result of fraud or intentional misconduct, we may recover from those current and former executive officers who are subject to the reporting requirements of Exchange Act Section 16 and who were involved in the fraud or misconduct, any incentive compensation erroneously paid or awarded in excess of what would have been paid pursuant to the restated financial statements. The Compensation Committee will review and approve a revised clawback policy to comply with new NYSE rules relating to the recoupment of compensation in connection with a financial restatement, following approval of those rules by the SEC.

Advisory Vote and Recommendation of the Board

We are asking the shareholders to indicate their support for the compensation of our named executive officers as described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, our Board requests that the shareholders vote on an advisory basis to approve the following resolution at the Annual Meeting:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this proxy statement, is hereby approved.

While the results of this advisory vote are not binding, the Compensation Committee will consider the outcome of the vote in deciding whether to take any action as a result of the vote and when making future compensation decisions regarding named executive officers. The Compensation Committee and our Board of Directors value the opinions of our shareholders. Unless our Board modifies its determination on the frequency of future say-on-pay advisory votes, the next say-on-pay advisory vote will be held at our 2024 Annual Shareholders Meeting.

Vote Required and Recommendation of the Board

The approval of this non-binding proposal requires the affirmative vote of a majority of the outstanding shares of common stock present or represented by proxy and entitled to vote at the Annual Meeting that are voted "FOR" or "AGAINST" this proposal. Broker non-votes and abstentions will have no effect on the outcome of the vote.

OUR BOARD RECOMMENDS A VOTE "*FOR*" THE COMPENSATION OF OUR
NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL NO. 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected PricewaterhouseCoopers LLP as our principal independent registered public accounting firm to perform the audit of our consolidated financial statements for the year ending December 31, 2023. PricewaterhouseCoopers LLP has served in this capacity since 2011.

Although not required, our Audit Committee has decided to submit its selection of PricewaterhouseCoopers LLP for ratification by our shareholders as a matter of good corporate governance. If the appointment is not ratified by our shareholders, our Audit Committee will review its future selection of PricewaterhouseCoopers LLP as our principal independent registered public accounting firm. The Audit Committee is solely responsible for selecting and terminating our independent registered public accounting firm, however, and may do so at any time at its discretion.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

We regularly review the services and fees of our independent registered public accounting firm. These services and fees are also reviewed with our Audit Committee at least annually. In accordance with standard policy, PricewaterhouseCoopers LLP periodically rotates the individuals responsible for the Company's audit.

In addition to performing the audit of our consolidated financial statements, PricewaterhouseCoopers LLP provided various other services during 2022 and 2021, which the Audit Committee determined did not impair PricewaterhouseCoopers LLP's independence. Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for 2022 and 2021 were the following (in thousands):

| | Year ended December 31, | |
	2022	2021
Audit fees[1]	$ 7,288	$ 5,720
Audit-related fees[2]	726	1,021
Tax fees[3]	1,518	990
All other fees[4]	3	4
Total fees	$ 9,535	$ 7,735

---

(1) Audit fees were for professional services rendered in connection with the audit of our annual financial statements and review of our quarterly financial statements. This category also includes fees for services in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees primarily related to service organization control audits under Statement on Standards for Attestation Engagements No. 18 and due diligence services.

(3) Tax fees were for tax compliance and transfer pricing services.

(4) All other fees were primarily for subscriptions to PricewaterhouseCoopers LLP's web-based research program.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval and the fees for the services performed to date.

All of the services relating to the fees described in the table above were pre-approved by our Audit Committee.

Vote Required and Recommendation of the Board

The approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present or represented by proxy and entitled to vote at the Annual Meeting that are voted "FOR" or "AGAINST" this proposal. Abstentions will have no effect on the outcome of the vote.

OUR BOARD RECOMMENDS A VOTE *"FOR"* RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL NO. 4

APPROVAL OF AMENDED AND RESTATED 2021 EQUITY INCENTIVE PLAN

We are asking our shareholders to approve an amendment and restatement of the 2021 Equity Incentive Plan (the "Restated 2021 Plan") because otherwise we may have insufficient shares available to continue to make equity grants to our employees and directors through the next 12 months under the 2021 Equity Incentive Plan (the "2021 Plan"). We are requesting approval to add an additional 10,100,000 shares to the Restated 2021 Plan, reduced by the number of shares underlying any awards (the "Interim Awards") granted under the 2022 New-Hire Equity Incentive Plan, adopted in November 2022 (the "New-Hire Plan") during the period starting from February 28, 2023 and ending on June 1, 2023, the date of our Annual Meeting.

If the Restated 2021 Plan is not approved by our shareholders, the current 2021 Plan will remain as-is. If the Restated 2021 Plan is approved by our shareholders, the Restated 2021 Plan will become effective on the date of our Annual Meeting and no additional shares will be issued under the New-Hire Plan once the Restated 2021 Plan becomes effective.

Summary of the Proposal

Our Board has determined that it is in the best interests of the Company and our shareholders to seek approval of the Restated 2021 Plan to increase the number of shares that may be issued by 10,100,000 shares, subject to reduction for the number of shares subject to any Interim Awards. We believe this is necessary and appropriate for the following reasons:

- Equity compensation is a key element of our overall compensation program. While we are judicious in our use of equity, our equity program is exceptionally broad-based. We have provided the opportunity for 87% (i.e., more than 17,000 team members) of our employees to receive equity grants, with approximately 95% of the shares granted in 2022 made to employees who are not executive officers. As shareholders of the Company, our employees are entirely aligned with the Company's broader shareholder base to drive the long-term growth of the Company.
- In 2022, our workforce grew to more than 20,000 employees across the globe, a 21% increase from 2021 and double our size from three years ago. Virtually all of this growth has been organic as we have expanded our workforce to scale our operations and achieve our revenue and customer growth objectives. We currently anticipate that our employee population will continue to grow over the next several years, and, thus, an increase in shares under our 2021 Plan is necessary to continue using equity compensation as a broad-based compensation tool for our growing workforce.
- Our Board believes that the Restated 2021 Plan will enable us to continue to attract, retain and motivate talented individuals who will help achieve our growth and strategic objectives and deliver on our purpose to make the world work better for everyone and benefit all of our shareholders as a result.
- Our ability to attract and retain the talent we need to compete in our industry would be seriously hindered if the Restated 2021 Plan is not approved by our shareholders, which could affect our long-term success. Thus, if the Restated 2021 Plan is not approved, we would expect to issue additional shares under the New-Hire Plan, as well as again seek approval from our shareholders for a share increase under the 2021 Plan or for a new equity incentive plan at a special meeting prior to our 2024 annual shareholders meeting, which would increase costs and would be a distraction from our management team's execution of our business goals. In addition, until additional shares under an equity incentive plan are approved, we may be required to consider other compensation alternatives, such as increasing cash compensation.

Equity Compensation is a Critical Element of Our Compensation Policy

We believe that our future success and our ability to remain competitive depend on our continuing efforts to attract, retain and motivate highly qualified personnel. We operate in a hypercompetitive market for talent in our industry. A cornerstone of our method for attracting and retaining top caliber talent has been our equity-based compensation programs, including the grant of time-based restricted stock units ("RSUs"), performance-based RSUs ("PRSUs"), options and performance-based options ("PSOs"). Providing employees with the opportunity to participate in stock ownership, and in turn, our long-term future performance, helps align the objectives of our shareholders and our employees, and is important in attracting, motivating and retaining the highly skilled talent essential to our success. Currently, we use new hire RSUs broadly as a key tool in attracting top talent for a wide range of roles. We grant RSUs as well as PRSUs and PSOs subject to time- and performance-based vesting, to certain employees, including our executives, on a targeted basis to incentivize retention and performance objectives. We also grant RSUs to our non-employee directors.

We Carefully Consider and Forecast Our Need for Shares

Our Compensation Committee thoughtfully manages our equity incentive programs to manage long-term shareholder dilution, burn rate, stock-based compensation expense and stock-based compensation expense as a percentage of revenue while maintaining our ability to attract, reward and retain key talent in a hypercompetitive market. In evaluating the proposed Restated 2021 Plan, our Board considered a number of factors, including shareholder feedback, the costs of the Restated 2021 Plan and an analysis of certain dilution metrics.

Potential Dilution. We are committed to effectively managing our employee equity compensation programs in light of potential shareholder dilution. For this reason, we considered both our "burn rate" and our "overhang" in evaluating the impact of the Restated 2021 Plan on our shareholders. We define "burn rate" as the number of time-based equity awards granted during the year plus performance-based equity awards earned during the year, divided by the weighted average total number of shares of common stock outstanding. The burn rate measures the potential dilutive effect of our outstanding equity grants. We define "overhang" as the stock options outstanding but not exercised and outstanding full value awards (which include RSUs and similar awards), plus shares available to be granted as equity awards, divided by the total number of shares of common stock outstanding. The overhang measures the potential dilutive effect of outstanding equity awards plus shares available for grant under our equity compensation plans.

The burn rate and overhang figures included below are based on equity awards granted and available for grant under the 2021 Plan, New-Hire Plan and 2012 Equity Incentive Plan, as applicable, and exclude potential dilution resulting from shares issued pursuant to the 2012 Employee Stock Purchase Plan. As we continue to mature our compensation practices, we strive to achieve a burn rate and overhang at approximately the average rates of our peer group and within the limits recommended by certain independent shareholder advisory groups.

During the past three fiscal years, we granted equity awards under the 2021 Plan, New Hire Plan and 2012 Equity Incentive Plan as summarized in the chart below. Our three-year average burn rate was approximately 1.70% for 2020 through 2022 (see chart below for a calculation of our three-year burn rate).

Three-Year Average Burn Rate Calculation

	Time-Vesting Awards		Performance-Based Awards [1]						
Year	Granted Appreciation Awards (Options and SARs) [2]	Granted Time-Vesting RSUs	Granted PSOs [4]	Earned PSOs	Forfeited PSOs	Granted PRSUs [5]	Earned PRSUs [6]	Forfeited PRSUs	Burn Rate
2022	—	3,337,743 [3]	23,756	—	—	229,738	199,621	24,602	1.76%
2021	10,498	2,503,275	997,951	—	—	178,719	282,024	42,860	1.41%
2020	21,785	3,374,389	—	—	—	289,586	376,042	128,692	1.94%

_____

(1) Performance-based equity award information in the table relates to awards granted during 2020, 2021 and 2022. 377,649, 302,131 and 256,946 performance-based equity awards vested in 2020, 2021 and 2022, respectively, including awards granted prior to 2020.

(2) All time-based appreciation awards were assumed in a business acquisition.

(3) Includes 4,870 shares granted in connection with a business acquisition in 2022.

(4) PSO grant amounts assume performance at target. The PSOs granted during 2021 and 2022 are eligible to be earned upon the achievement of certain performance metrics over a five-year period following the grant date. To date, no portion of the PSO awards have been earned.

(5) PRSU grant amounts assume performance at target.

(6) As described more fully in the Compensation Discussion & Analysis, the PRSUs are earned based on a combination of one-year NNACV and free cash flow margin performance metrics and three-year relative total shareholder return performance. Amounts reported for 2021 and 2022 reflect PRSUs earned based on actual achievement of the one-year NNACV and free cash flow margin performance targets, pursuant to which 80% of the award amount was determined after the initial one-year performance period. The remaining 20% of each of the 2021 and 2022 awards remains subject to a downward or upward adjustment depending on the Company's total shareholder return relative to that of the S&P 500 Index over the three-year period following the grant

date, and therefore have not yet been earned. The portion of the PRSU awards that have been earned based on NNACV and free cash flow margin performance vest over a three-year period following the grant date. The 2022 PRSUs have vested or will vest, as applicable, as follows: 85,195 in 2023, 64,631 in 2024 and 36,930 in 2025 (excluding the portion of the award for which performance has not been determined). The 2021 PRSUs have vested or will vest, as applicable, as follows: 119,860 in 2022, 88,110 in 2023, 50,165 in 2024. The 2020 PRSUs have vested or will vest, as applicable, as follows: 183,203 in 2021, 91,512 in 2022 and 22,296 in 2023.

Equity Awards Outstanding

As of February 28, 2023:

- there were 203,739,664 total shares of our common stock outstanding;
- 1,936,379 shares available for grant under the 2021 Plan and 915,543 shares available for grant under the New Hire Plan;
- there were no shares available for grant under the 2012 Equity Incentive Plan; and
- there were equity awards outstanding under the 2021 Plan, New Hire Plan and 2012 Equity Inventive Plan (as summarized in the table below).

In the aggregate, excluding shares available under our employee stock purchase plan, there were approximately 9,653,722 awards outstanding (including awards assumed in acquisitions) and 2,851,922 shares available for future awards under our equity incentive plans, representing approximately 6.14% of our common stock outstanding as of February 28, 2023. We refer to this percentage as our "overhang."

Please see the table below for a breakdown of the outstanding equity awards and the number of shares remaining available for grant under our equity incentive plans as of February 28, 2023, excluding shares available under our employee stock purchase plan. The closing market price of our common stock was $432.17 on February 28, 2023.

Outstanding appreciation awards (options) under all plans (including PSOs at target)	Weighted- average exercise price of options	Weighted-average remaining term of options	Full value awards outstanding under all plans (including PRSUs at target)[1]	Number of shares available for grant under all plans[2]
1,233,363	$600.76	8.58	8,316,734	2,851,922

(1) Excludes 103,625 full value awards assumed in business acquisitions.
(2) Includes 1,936,379 awards under our 2021 Plan and 915,543 awards under our New Hire Plan.

Accordingly, our Board believes that the request for 10,100,000 shares (subject to reduction for the number of shares subject to any Interim Awards) for the Restated 2021 Plan is reasonable and prudent. This number of shares should allow us to continue to grant awards to our employees, consultants, officers and directors, which have been successful in attracting high-performing personnel and generating shareholder value, and to be able to respond to growth, market competition and potential stock price fluctuations.

Expected Utilization. 10,062,667 shares were authorized under the 2021 Plan upon its adoption. As of February 28, 2023, only 1,936,379 shares remained available for future awards under the 2021 Plan, an amount the Board believes to be insufficient to meet our needs later this year. Approval of the Restated 2021 Plan would result in an additional 10,100,000 shares (subject to reduction for the number of shares subject to any Interim Awards) made available for future awards under the Restated 2021 Plan, such that the cumulative aggregate share authorization under the Restated 2021 Plan will increase to 12,036,379 shares (subject to reduction for the number of shares subject to any Interim Awards).

None of the shares of our common stock that remain available for future awards under the New-Hire Plan will be added to the Restated 2021 Plan. No additional shares will be issued under our New-Hire Plan once the Restated 2021 Plan becomes effective. In addition, the requested share increase for the Restated 2021 Plan will be reduced by the number of shares subject to any Interim Awards (which are awards granted under the New-Hire Plan between February 28, 2023 and June 1, 2023, the date of our Annual Meeting).

We believe, and the Compensation Committee considered, that the Restated 2021 Plan will provide us with an additional share reserve that will allow us to make equity awards such as for new hires, refresh awards, any special retention needs, merger and acquisition activities and non-employee director grants for approximately two to three years. We anticipate making future requests for additional increases in the share reserve periodically so that we can continue to engage with our shareholders and allow them to routinely evaluate the Restated 2021 Plan's continued effectiveness. Circumstances such as changes in business conditions, our compensation programs, merger and acquisition activity and/or our strategy could alter this projection and our expectations.

Good Governance and Compensation Practices

The Restated 2021 Plan contains a number of provisions we believe are consistent with the interests of our shareholders and good corporate governance and compensation practices, including:
- No rollover of shares from the 2012 Equity Incentive Plan or any other equity plan;
- No "liberal" share recycling;
- No "liberal" change in control definition;
- No dividends on unvested awards;
- No evergreen provision;
- No option repricing without shareholder approval;
- No excise tax gross ups;
- No automatic single trigger acceleration on a change in control;
- Minimum exercise price;
- Limits on non-employee director cash and equity compensation; and
- The ability to clawback awards under our clawback policies and/or any recoupment requirements imposed under applicable law or listing standards.

Purpose of the Proposed Amendments to the 2021 Plan

Share Increase. As discussed above, we are requesting approval of an increase of 10,100,000 shares (subject to reduction for the number of shares subject to any Interim Awards) for the Restated 2021 Plan to cover anticipated equity awards, such as those for new hires, refresh awards, potential special retention needs, merger and acquisition activities and non-employee director grants.

If approved by our shareholders, the Restated 2021 Plan will be effective on the date of shareholder approval. We intend to register the additional shares authorized under the Restated 2021 Plan under the Securities Act of 1933 (the "Securities Act"). If our shareholders do not approve the amendment to the 2021 Plan, the shares available for grant and issuance under the 2021 Plan will not be increased and the New Hire Plan will remain effective.

Summary of the Restated 2021 Equity Incentive Plan

The following is a summary of the principal features of the Restated 2021 Plan. This summary, however, does not purport to be a complete description of all of the provisions of the Restated 2021 Plan. It is qualified in its entirety by reference to the full text of the Restated 2021 Plan, a copy of which is attached hereto as Appendix B.

Background; Purpose

The 2021 Plan was adopted by our Board in April 2021 and became effective on June 7, 2021, the date of the 2021 Annual Meeting, and serves as the successor to the 2012 Equity Incentive Plan. The amendment and restatement of the 2021 Plan was approved by our Board and our Compensation Committee. Subject to shareholder approval, the Restated 2021 Plan will become effective on the date of our Annual Meeting and will terminate 10 years after April 16, 2021, the date the 2021 Plan was originally approved by our Board. The purpose of the Restated 2021 Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to our success.

Eligibility

Employees, officers, directors, consultants, independent contractors and advisors of the Company or any parent, subsidiary or affiliate of the Company are eligible to receive awards. As of February 28, 2023, we had five executive officers, nine non-employee directors and approximately 21,000 other employees who were eligible to participate in the Restated 2021 Plan.

Administration

The Restated 2021 Plan is administered by the Compensation Committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. The Compensation Committee acts as the plan administrator and has the authority to construe and interpret the plan, grant awards, determine the terms and conditions of awards and make all other determinations necessary or advisable for the administration of the plan (subject to the limitations set forth in the Restated 2021 Plan). However, our Board establishes the terms for the awards granted to non-employee directors as discussed above under "—*Director Compensation*."

Share Reserve

As of February 28, 2023, there were 1,936,379 shares available for future awards under the 2021 Plan.

If shareholders approve the Restated 2021 Plan, the share reserve will increase by 10,100,000 shares of our common stock (subject to reduction for the number of shares subject to any Interim Awards), and the cumulative aggregate share authorization under the Restated 2021 Plan will increase to 12,036,379 shares (subject to reduction for the number of shares subject to any Interim Awards).

Shares under awards that are forfeited, repurchased at the original issue price, expired, lapsed or otherwise terminated without such shares being issued or which are surrendered pursuant to an exchange program, will again become available for issuance under the Restated 2021 Plan.

Shares tendered or withheld to pay either the exercise price of an award or the withholding taxes due upon the exercise or settlement of an award shall reduce the number of shares available for issuance under the Restated 2021 Plan and shall not be returned to the shares authorized for grant under the Restated 2021 Plan. To the extent an award under the Plan is paid out in cash rather than shares, such cash payment will result in reducing the number of shares available for issuance under the Plan.

Shares that otherwise become available for grant and issuance shall not include shares subject to awards that initially became available because of the Company's substitution or assumption of awards granted by another company in connection with an acquisition of such company, or otherwise, as permitted under the Restated 2021 Plan.

Equitable Adjustments

As is typical in equity plans, in the event of a change in our common stock via a stock dividend, extraordinary dividend or distribution (other than a regular cash dividend), recapitalization, stock split, consolidation, reclassification, spin-off, or similar change in the capital structure of the Company without consideration, proportionate adjustments will be made to the number and class of shares reserved for issuance and future awards under the Restated 2021 Plan (including the maximum number and class of ISOs (as defined below)), the applicable exercise prices of and number and class of shares subject to outstanding awards, subject to any required action by the Board or the shareholders of the Company.

Equity Awards

The Restated 2021 Plan will permit us to grant the following types of awards:

Stock Options. The Restated 2021 Plan provides for the grant of Incentive Stock Options ("ISOs") and Non-qualified Stock Options ("NQSOs"). ISOs may be granted only to our employees or employees of our parent, subsidiaries and affiliates. NQSOs may be granted to eligible employees, consultants and directors or any of our parent, subsidiaries or affiliates. We are able to issue no more than 30,000,000 shares pursuant to the grant of ISOs under the Restated 2021 Plan. The Compensation Committee determines the terms of each option award, provided that ISOs are subject to statutory limitations. The Compensation Committee also determines the exercise price for a stock option, provided that the exercise price of an option may not be less than the fair market value of our common stock on the date of grant (with certain additional requirements for certain ISOs).

Options granted under the Restated 2021 Plan vest at the rate and/or subject to performance requirements specified by the Compensation Committee and such vesting schedule is set forth in the stock option agreement to which such stock option grant relates. The Compensation Committee determines the term of stock options granted under the Restated 2021 Plan, up to a term of 10 years (with certain additional requirements for certain ISOs).

After the option holder ceases to provide services to us, he or she is able to exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, the vested option will remain exercisable for three months after an optionee's cessation of service, except in the case of termination due to death, disability or termination for cause. An option may not be exercised later than its expiration date.

Restricted Stock Units. RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance goals. If the RSUs have not been forfeited, then on the date specified in the award agreement we will deliver to the holder of the RSUs shares of our common stock, cash or a combination of our common stock and cash as specified in the applicable award agreement.

Restricted Stock Awards. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the Compensation Committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the achievement of performance goals during a performance period. The Compensation Committee determines the price of a restricted stock award. Unless otherwise set forth in the award agreement, vesting will cease on the date the participant no longer provides services to us, and at that time unvested shares will be forfeited to us or subject to repurchase by us.

Stock Bonus Awards. A stock bonus is an award of shares of our common stock for past or future services to us. Stock bonuses can be granted as additional compensation for performance and, therefore, are not issued in exchange for cash. The Compensation Committee determines the number of shares to be issued as stock bonus and any restrictions on those shares. These restrictions may be based on completion of a specified period of service with us or upon the achievement of performance goals during a performance period. Unless otherwise set forth in the award agreement, vesting ceases on the date the participant no longer provides services to us, and at that time unvested shares will be forfeited to us or are subject to repurchase by us.

Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. Stock appreciation rights may vest based on time or achievement of performance goals.

Performance Awards. A performance award is an award of a cash bonus or a bonus denominated in shares or units that is subject to performance factors. The award of performance shares may be settled in cash or by issuance of those shares (which may consist of restricted stock). These awards are subject to forfeiture because of termination of employment or failure to achieve the performance conditions.

Performance Factors

The Compensation Committee may establish performance goals from the performance criteria set forth in the Restated 2021 Plan, which include, but are not limited to, factors such as net new annual contract value revenue; operating margin; total shareholder return or relative total shareholder return; the Company's stock price; growth in shareholder value relative to a pre-determined index; return on equity; cash flow (including free cash flow or operating cash flows) or cash flow margins; individual confidential business objectives; attainment of objective operating goals and employee metrics; and any other metric that is capable of measurement as determined by the Compensation Committee. The Compensation Committee may provide for one or more equitable adjustments to the performance criteria to preserve Compensation Committee's original intent regarding such criteria at the time of the initial award grant, such as, but not limited to, adjustments in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules.

Shareholder Approval Required for Repricing, Exchange and Buyout

The Compensation Committee may not, without the approval of our shareholders, (i) reprice any Options or SARs, (ii) lower the exercise price per share of any award after it is granted or (iii) cancel any award when the exercise price per share exceeds the fair market value of one share in exchange for cash or another award.

Insider Trading; Clawback Policy

Each participant who receives an award will comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by employees, officers and/or directors of the Company. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of the participant's employment or other service with the Company, and in addition to any other remedies available under such policy and applicable law, the Company may require the cancellation of outstanding awards and the recoupment of any gains realized with respect to awards.

Restrictions on Dividends and Dividend Equivalents

A participant will have no right to payment of stock dividends or stock distributions with respect to unvested shares, and any such dividends or stock distributions will be accrued and paid only at such time, if any, as such unvested shares become vested shares and are no longer subject to restrictions and risk of forfeiture.

Change in Control

If we undergo a Corporate Transaction (as defined in the Restated 2021 Plan), the Restated 2021 Plan provides that outstanding awards may be assumed, converted, replaced or substituted by the successor or acquiring entity, or by a parent or subsidiary of the successor or acquiring entity, for substantially equivalent awards (including, but not limited to, an award to acquire the same consideration paid to the shareholders of the Company pursuant to the Corporate Transaction), in each case after taking into account appropriate adjustments to the exercise price and the number and nature of shares subject to such awards as may be necessary or desirable under applicable law and the U.S. Internal Revenue Code (the "Code"). In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute awards pursuant to a Corporate Transaction, then such awards shall have their vesting accelerate as to all shares subject to such award (and any applicable right of repurchase fully lapse) immediately prior to the Corporate Transaction, with the acceleration of performance awards based on actual performance through the date of the Corporate Transaction (unless provided otherwise in the applicable award agreement or as determined by the Board or a committee thereof), and then such awards will terminate.

Awards need not be treated similarly in a Corporate Transaction and treatment may vary from award to award and/or from participant to participant.

In the event of a Corporate Transaction, the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable (as applicable) in full upon the consummation of such event at such times and on such conditions as the Compensation Committee determines.

Foreign Award Recipients

In order to comply with the laws in other countries in which the Company and its subsidiaries and affiliates operate or have employees or other individuals eligible for awards, the Compensation Committee will have the power and authority to modify the terms and conditions of any award granted to individuals outside the United States to comply with applicable foreign laws, establish subplans and modify exercise procedures and other terms and procedures, and take any action that the Compensation Committee determines to be necessary or advisable to comply with any local governmental regulatory exemptions or approvals.

Transferability of Awards

Unless the Compensation Committee provides otherwise, the Restated 2021 Plan does not allow for the transfer of awards, other than by will or the laws of descent and distribution, and generally only the recipient of an award may exercise it during his or her lifetime.

Grants to Non-Employee Directors

Non-employee directors are eligible to receive any type of award offered under the Restated 2021 Plan except ISOs. No non-employee director may receive awards under the Restated 2021 Plan that, when combined with cash compensation received for service as a non-employee director, exceeds $750,000 in value in any calendar year. Awards under the Restated 2021 Plan may be granted to non-employee directors, may be automatically made pursuant to a policy adopted by the Board, or made from time to time as determined in the discretion of the Board.

Amendment and Termination

The Board is permitted to amend or terminate the Restated 2021 Plan at any time, subject to shareholder approval where required. In addition, no amendment that is detrimental to a participant in the Restated 2021 Plan may be made to an outstanding award without the consent of the affected participant unless such termination or amendment is necessary to comply with applicable, law, regulation or rule. Provided the Restated 2021 Plan is approved by our shareholders at the Annual Meeting, and unless terminated earlier in accordance with its terms, the Restated 2021 Plan will terminate 10 years from April 16, 2021, the date the 2021 Plan was originally adopted by the Board.

Federal Income Tax Consequences

The following is a general summary under current law of certain U.S. federal income tax consequences to participants who are citizens or individual residents of the United States relating to the types of equity awards that may be granted under the Restated 2021 Plan. This summary deals with the general tax principles and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed.

Nonqualified Stock Options, Stock Appreciation Rights. A recipient of an NSO or stock appreciation right will not recognize taxable income upon the grant of those awards. However, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized on a subsequent disposition of the shares of common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Incentive Stock Options. Neither the grant nor the exercise of an incentive stock option will generally result in any taxable income to the recipient, except that the alternative minimum tax may apply at the time of exercise. The recipient will recognize a capital gain or loss on a later sale or other disposition of such shares provided he or she does not dispose of such shares within two years from the date the option was granted or within one year after the shares were acquired by the recipient. If the shares are not held for holding period described above, the recipient will recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of exercise and the exercise price or (ii) the difference between the sales price and the exercise price. Any gain or loss recognized on a subsequent disposition of the shares of common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Restricted Stock Units. A holder of RSUs does not recognize taxable income when the RSUs are granted. The recipient of the award generally will recognize ordinary income in each year in which the units vest in an amount equal to the fair market value of the shares of common stock received. Any gain or loss recognized on a subsequent disposition of the shares of common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Other Awards. The grant of Restricted Stock Awards, Stock Bonus Awards and Performance Shares generally will not be a taxable event. Generally, the recipient will recognize ordinary income equal to the excess of the fair market value over the price paid, if any, in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable or (ii) no longer subject to substantial risk of forfeiture (unless, with respect to an award of restricted stock, the recipient elects to accelerate recognition as of the date of grant).

In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Section 162(m) of the Code and the relevant income tax regulations. Section 162(m) places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. We may from time to time pay compensation to our executives that may not be deductible if the Compensation Committee believes that doing so is in the best interests of our shareholders.

ERISA Information. The Restated 2021 Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

New Plan Benefits

Our named executive officers and members of our Board have an interest in this proposal by virtue of them being eligible to receive equity awards under the Restated 2021 Plan.

No awards have been made under the Restated 2021 Plan, and no awards have been granted that are contingent on the approval of the Restated 2021 Plan. Awards under the Restated 2021 Plan would be made at the discretion of the Compensation Committee or the Board. Therefore, the benefits and amounts that will be received or allocated under the Restated 2021 Plan in the future are not determinable at this time.

Currently, our non-employee directors are entitled to receive cash and equity compensation for their service as directors as described above under "—*Director Compensation.*"

Historical Plan Benefits Table

From the inception of the 2021 Plan through February 28, 2023, our named executive officers, current executive officers as a group, current non-employee directors as a group, and employees (excluding executive officers and directors) as a group have been granted equity awards under the 2021 Plan, excluding shares underlying options or awards that were granted under the 2021 Plan, but expired unexercised or were canceled, as follows:

Name and Position	Number of Options and RSUs Granted[1]
William R. McDermott, Chairman and Chief Executive Officer	664,356
Chirantan "CJ" Desai, President and Chief Operating Officer	189,514
Gina Mastantuono, Chief Financial Officer	104,350
Paul Smith, Chief Commercial Officer	110,264
Lara Caimi, Chief Customer Officer and GM, Impact and Services	79,213
All current executive officers as a group (10 persons)	1,406,485
All current non-employee directors as a group (9 persons)	12,062
All current employees, including all current officers who are not executive officers, as a group	6,995,127

_____

(1) Includes granted time-based awards and earned performance-based awards.

Additional information about outstanding grants under the 2021 Plan can be found in the section entitled "*Equity Compensation Plan Information*" below.

Vote Required and Board Recommendation

The approval of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of common stock present or represented by proxy and entitled to vote on this proposal that are voted "FOR" or "AGAINST" this proposal. Abstentions and broker non-votes will have no effect on the approval of this proposal.

**OUR BOARD RECOMMENDS A VOTE "*FOR*" THE APPROVAL OF
THE AMENDED AND RESTATED 2021 EQUITY INCENTIVE PLAN**

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our common stock that may be issued upon the exercise or settlement of stock options, RSU and PRSU awards and rights under all of our existing equity compensation plans as of December 31, 2022:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (Column A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (Column B) ($)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A) (Column C)
Equity compensation plans approved by security holders	6,818,695[2]	590.36	14,308,215[3]
Equity compensation plans not approved by security holders	155,391[4]	—	1,044,609[5]
Total	6,974,086	590.36	15,352,824

(1) The weighted-average exercise price relates solely to shares subject to outstanding stock options because shares subject to RSU and PRSU awards have no exercise price.

(2) This number includes (i) 227,188 shares of common stock subject to stock options outstanding and 2,208,824 shares of common stock subject to RSU and PRSU awards outstanding under our 2012 Equity Incentive Plan, (ii) 986,079 shares of common stock subject to stock options outstanding and 3,257,852 shares of common stock subject to RSU and PRSU awards outstanding understanding under our 2021 Equity Incentive Plan, (iii) 15,895 shares of common stock subject to RSU awards outstanding under the Element AI Inc. 2020 Restricted Share Unit Plan assumed by us in connection with the acquisition of Element AI Inc. in January 2021, (iv) 23,838 shares of common stock subject to stock options outstanding and 53,381 shares of common stock subject to RSU awards outstanding under the Amended and Restated LightStep, Inc. 2013 Stock Plan assumed by us in connection with the acquisition of LightStep, Inc. in June 2021 and (v) 45,638 shares of common stock subject to RSU awards outstanding under the Era Software, Inc. 2019 Stock Incentive Plan, as amended assumed by us in connection with the acquisition of Era Software, Inc. in October 2022. The number of shares subject to PRSU awards outstanding in the table above reflects shares eligible to vest based on actual achievement for PRSU awards for which the performance achievement had been determined as of December 31, 2022 and PRSUs for which performance metrics and/or the rTSR component achievement had not yet been determined as of December 31, 2022, then achievement is calculated based on 100% of target for what has not yet been determined. The number of shares subject to performance-based stock options outstanding in the table above reflects shares that would be eligible to vest at 100% if all metrics had been achieved. This number excludes purchase rights accruing under our Amended and Restated 2012 Employee Stock Purchase Plan.

(3) Represents (i) 5,312,567 shares remaining available for future issuance under our 2021 Equity Incentive Plan and (ii) 8,995,648 shares remaining available for future issuance under our Amended and Restated 2012 Employee Stock Purchase Plan, including shares subject to purchase during the current purchase period. No shares are available for future issuance under our 2012 Equity Incentive Plan, our assumed Element AI Inc. 2020 Restricted Share Unit Plan, and our assumed Amended and Restated LightStep, Inc. 2013 Stock Plan.

(4) Represents the number of shares of common stock subject to RSU awards outstanding under our 2022 New-Hire Equity Incentive Plan.

(5) Represents the number of shares remaining available for future issuance under our 2022 New-Hire Equity Incentive Plan.

GLOBAL IMPACT: ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Overview

At ServiceNow, our goal is to be the Defining Enterprise Software Company of the 21st Century. We plan to achieve this by leading with our purpose to "make the world work better for everyone." We believe that more than ever, prioritizing environmental, social and governance ("ESG") issues can be a business imperative that promotes long-term growth and value creation for us and our stakeholders. ESG can be a catalyst for deeper stakeholder engagement, stronger risk management and enhanced innovation.

As we continue to grow and evolve, we believe we can create impact within our own business and across our value chain through our ESG initiatives to contribute to a more sustainable, equitable and ethical world. We believe initiatives that reduce the carbon footprint of our operations not only may help sustain our planet but also may help align with our customers' priorities and make us more appealing as a business partner. We believe initiatives that improve our diversity, equity and inclusion ("DEI") not only help serve to build a more inclusive workforce but also may help us attract and retain talent who bring different perspectives to problems. We believe initiatives that strengthen the governance of our business—leading with ethics and focusing on security and data privacy—not only help improve our business oversight but also may help us earn trust with our customers and other stakeholders. In this way, we believe we created an ESG strategy that is deliberately aligned with our business strategy, culture and values—helping us drive long term value creation by expanding our customer base and deepening our relationships. Moreover, we achieve impact at scale by delivering solutions on the Now Platform that empower our customers to embed and strengthen ESG across their own operations to better serve their stakeholders.

Our senior leadership team helps develop and implement our ESG strategy with Board oversight. Our Nominating and Governance Committee reviews and discusses with management at least twice a year the Company's ESG program, initiatives and progress against goals. Our Audit Committee reviews and discusses with management at least twice a year risks related to ESG, the regulatory environment and associated reporting requirements, as well as the controls and procedures supporting the Company's ESG disclosures. Our Compensation Committee oversees compensation matters and human capital management strategies, including initiatives for talent management, pay equity and management succession planning. Our enterprise-wide ESG Steering Committee, led by our CFO, helps guide our ESG strategy, goals, progress, and key initiatives, and other management steering committees and councils help address specific priorities such as risk and compliance and data governance.

Our ESG Program

Three strategic pillars underpin our ESG strategy and are enabled by our Now Platform and solutions:







Sustaining Our Planet (Environmental)

We are working towards sustaining our planet by championing the transition to a net-zero world.

Highlights

- 100% renewable electricity
- Carbon neutral cloud for our customers
- 48.2% of our suppliers by spend have approved or committed to science-based targets
- Joined RE100

Creating Equitable Opportunity (Social)

We are creating opportunities to make work more equitable, accessible, and rewarding for all people.

Highlights

- Women represent 32.5% of employees
- Women in leadership represents 32.3% of women
- 14.7% of our U.S. employees came from underrepresented groups
- Maintained systematic pay equity company-wide
- $12+ million in community cash and in-kind grants, corporate match, and rewards

Acting with Integrity (Governance)

We are acting with integrity by building trust through ethical, transparent, and secure business practices.

Highlights

- Qualified as a constituent for second year on the Dow Jones Sustainability Index North America
- Continued recognition on JUST Capital's JUST 100
- Expanded our cybersecurity team
- Conducted independent cybersecurity audit

While we made notable progress in 2022 as highlighted above, we are only three years into our global impact journey, and there is more work ahead, we believe our continued investments and year-over-year progress across our operations and value chain demonstrate our ongoing commitment to all our stakeholders.

Below is a summary of a number of our ESG programs, activities and solutions. Our ESG Fact Sheet 2023, Global Impact Report 2023, and Diversity, Equity and Inclusion Report 2023 will be published in May and made available on our website. Our voluntary Global Impact Report references the Global Reporting Initiative, Sustainability Accounting Standards Board Software ("SASB") and IT Services standards, the Task Force on Climate-related Financial Disclosure ("TCFD") and the UN Sustainable Development Goals.

Activating ESG Across the Now Platform

Our own ESG journey can also help our customers on their ESG journeys. We believe ESG is a top priority for our customers and partners in every corner of the enterprise. That is why we continue to apply the power of the Now Platform and our workflows to develop integrated solutions that cut across enterprise silos and ecosystems. These solutions help our customers manage their own ESG opportunities and challenges (and those their customers, employees and investors care about), including helping to mitigate risk, control costs, improve sustainability and grow the top line.

The integrated ESG Command Center solution can help companies operationalize ESG strategies, programs and initiatives—from enhancing diversity and inclusion and reducing carbon emissions to enabling business resilience—across the enterprise. This ServiceNow ESG solution combines the power of the Now Platform, new and existing products, and ServiceNow's partner ecosystem to help organizations plan, manage, govern and report on their ESG programs and initiatives to drive greater environmental, social and business impact. Together with our existing, partner and custom-built workflows and applications, our ESG solution can give organizations the range of tools they need to action their ESG strategies. For example, the ESG Management solution can help companies document material topics, create goals and metrics, calculate Scope 1, 2, and 3 emissions, track performance, collect and validate audit-ready data and create metric disclosures that align with major ESG reporting frameworks and maturing regulations.

As an example, we have utilized ESG Management to prepare disclosures for both our board updates on ESG as well as our annual Global Impact Report. In addition, we are currently assisting the internal ESG management team at a large enterprise customer to prepare their annual sustainability report more efficiently. Their sustainability report, which they prepare in accordance with the major standard-setters such as SASB, relies on 600 metric definitions and more than 10,000 inputs that are tracked in a variety of formats on a number of different technology solutions. The Now Platform will not only enable the customer to efficiently pull auditable data from these different sources but also provide teams with on-demand visibility of the company's progress toward key targets and objectives.

In addition to ESG Management, customers are using the power of the Now Platform and our other solutions to solve a broad range of ESG issues including data protection, e-waste management and supplier lifecycle management. For example, new capabilities position us to help customers tackle the challenge of responsible sourcing. Customers can automate and scale third-party risk management across multiple risk domains on a single platform that also provides holistic procurement management capabilities. Third-party data from partners helps customers evaluate environmental, cyber, workplace safety and other critical risk areas of third-party operations. This creates a unified program that reduces risk, increases efficiency and lowers costs.

Sustaining Our Planet

Climate and energy

We have a long-term target to reach net zero by 2030. Our near-term science-based targets, approved by the Science Based Target initiative, will help guide us on our net-zero journey. To meet these goals, we have invested in expanding our dedicated sustainability team and are working to embed sustainability leaders across our different organizations.

We are also investing in energy efficiency programs, starting with improved data collection and monitoring initiatives across our global operations.

In 2022, we continued to achieve 100% renewable electricity through a combination of methods, including working with co-location partners in our data center facilities who are utilizing high quality, renewable electricity, investing in green utility tariffs, and purchasing renewable energy certificates. To reaffirm our commitment, we joined RE100, a collaborative initiative of organizations committed to 100% renewable electricity globally. We also expanded the scope of our carbon neutrality commitment to provide

ServiceNow customers with a carbon neutral cloud, which includes scope 1, scope 2, all scope 3 data center related emissions (purchased goods and services, capital goods and fuel and energy related activities), business travel and employee commuting. By expanding our scope, we can help customers meet their own sustainability commitments.

Having reduced our scope 2 emissions, by achieving 100% renewable electricity, 99% of our emissions during 2022 came from our value chain (operations outside our direct control), of which 77% was attributed to our suppliers. Engagement with our suppliers has been critical to achieving these reductions. In 2022, we invited our top 100 suppliers to respond to the CDP Supply Chain survey and, leveraging CDP's Supply Chain Program, trained them on the importance of developing their own sustainability commitments. Going forward, we plan to develop a low carbon supply chain by preferencing suppliers who have set their own science-based targets. In 2022, 48.2% of our suppliers by spend had approved or committed to science-based targets. In 2023, we plan to continue our engagement with the CDP Supply Chain Program as we progress toward our near-term science-based-target of ensuring that 65% of our suppliers by spend (including capital goods as well as purchased goods and services) commit to science-based-targets by 2026.

Responsible procurement

Responsible procurement enables ServiceNow to select suppliers that share our purpose, values and vision while maintaining our disciplined cost control structure to drive better operating margin. In 2022, we continued to advance responsible procurement and assess our suppliers' risk across four categories: (i) Environment, (ii) Ethics, (iii) Labor & Human Rights and (iv) Sustainable Procurement. We have sent corrective action plans to more than 40 suppliers that identify areas of improvement. In addition, the more diverse our suppliers, the more backgrounds, perspectives, and experiences we can leverage to help shape our future. Our spend with diverse suppliers comprised 19% of our overall 2022 supplier spend, well above the industry norm of 3% to 5%. We plan to continue to support diverse suppliers and maintain an above-average spend. These initiatives contribute to our attractiveness as a supplier to our customers as we continue to progress our responsible procurement program.

Our Sustaining Our Planet initiatives not only help us act as a better steward of our planet, they help us build stronger relationships with new and existing customers.

Creating Equitable Opportunity

Investing in the power of our people

ServiceNow continues to prioritize its people. We demonstrated this through the 2022 launch of our People Pact—ServiceNow's commitment to help employees live their best life, do their best work, and fulfill our purpose together. We've embedded it in all our talent processes, from seeking out and hiring members of diverse groups, to providing leadership training and career mobility, to creating better work-life balance and wellbeing. Our approach also includes building scalable Future of Work policies that dynamically evolve with the market and our people's needs, including the offer of flexible, remote and in-office personas for employee types to fit the person, their role, and enable optimal collaboration coming out of the pandemic. This all comes together in a comprehensive talent system that aims to recruit, retain, and develop the best talent in the industry.

Further, an array of organizations recognized ServiceNow for our commitment to diversity, equity, inclusion, and belonging over the past year. For example, we received a perfect score from the Human Rights Campaign Corporate Equality Index, which assesses LGBTQ+ workplace equality. Honors like this reflect our collective efforts to create a safe, welcoming workplace where employees are engaged, and a range of perspectives are not only welcomed but encouraged.

Amplifying the voices and experiences of our people is our embodiment of diversity, equity and inclusion in everything we do. We directly engaged with and enabled each of our lines of business to enhance equitable processes, policies, and practices across the employee lifecycle with our investments, sponsorships and partnerships. To increase transparency, our DEI data is available to all ServiceNow executives and human resource business partners on the Now Platform to help drive more diverse and equitable decision making.

Fostering employee health and wellbeing

ServiceNow is committed to supporting employee well-being and safety while they are at work and in their personal lives. We maintained pandemic leave policies and maintain "Wellbeing Days," which are six company-wide days off per year designated for employees to rest and recharge. In addition, our standard, comprehensive benefits offer physical, emotional and financial wellness programs. As a result of our focus on our employees, among other things, we have been certified for a fourth consecutive year by

Great Place to Work. We believe the commitment to employee health and wellbeing results in more productive employees and less attrition, avoiding the significant costs associated with hiring and training employees to refill a position.

Opening new pathways to opportunity

Despite recent macroeconomic uncertainties, we have seen gains in diverse representation across all five of our DEI representative metrics since 2019.

In 2022, we exceeded our goals for women and women in leadership with women representing 32.5% of employees (a nearly 2% points increase from prior year) and 32.3% of those women holding leadership positions (a 2.2% points increase from prior year). In the U.S., during 2022, representation of Black or African American employees rose to 3.9%, an increase of 0.4% point, and Hispanic or Latinx employees rose to 7.2%, an increase of 0.4% point. At the end of 2022, 14.7% of our U.S. employees came from underrepresented groups ("URGs"), which includes Black or African American, Hispanic or Latinx, two or more races, Native American or Alaska Native and Native Hawaiian or Pacific Islander, close to a percentage point higher than a year prior.

To support our growth and to build a more diverse workforce, we reimagined our early-in-career ("EIC") global internship and co-op program. We surpassed prior year's EIC hiring numbers for both full-time employees and interns and hired the largest, most diverse intern class to date. In 2022, our full time EIC talent were 41% women and 24% URGs, and our interns were 41% women and 21% URGs, all well above our company-wide benchmark. Focusing more attention on EIC employees, we are saving human capital costs (as EIC employees are paid less than more senior employees), helping to ensure that the right work is being done by the right level of experience, and building our workforce for the future.

Creating future ready leaders

We invested in employee development programs and partnerships to further fuel our growth. Our leadership-through-innovation strategy is designed to develop leaders of diverse backgrounds at every level. In addition to programs designed to hone technical skills, we continue to implement development programs focused on our top talent, managers and those who are early in their careers. Our top talent programs invest in building a deeper, diverse pipeline. In 2022, 49.3% of our U.S. participants were women and/or URG.

Key leadership training programs launched in 2022 include:

- **People Leader Essentials (PLE):** A manager training program built around our leadership mindsets and capabilities, the lifecycle of work, and wellness.
- **PLE Connect:** A mentorship program designed to help managers learn from their peers.
- **Accelerating Hybrid Teamwork:** A leadership program designed to train employees about the challenges surrounding team dynamics and growth in a hybrid environment.

To further support our employees, in 2022 we launched a suite of tools on our Now Platform designed to offer guidance, education and enablement to our managers and employees on their career development and role success, which includes tools that can help employees receive timely feedback to help accelerate their development and celebrate wins and successes, help managers host impactful performance and career conversations and help employees set and achieve goals.

Infuse diversity, equity, and inclusion into everything we do

Inclusivity encourages ideas and innovation. Our company benefits from a diverse and global representation of genders, ethnicities, cultures, ages, mindsets and abilities in our workforce—in a welcoming environment with equitable treatment for everyone.

We are committed to infusing DEI into everything we do—hiring, developing, promoting and rewarding people. In 2022, we evolved the DEI strategy to focus on:

- **Enabling and empowering our people**: Drive a relentless commitment to employee belonging and success by enhancing equitable processes, policies and practices across the moments that matter for our employees.
- **Hiring with intent**: Recruit high-performing and diverse talent across all levels by designing a unique and exemplary hiring process that is global and collaborative.

- **Amplifying DEI impact**: Build on the global ESG/DEI movement with human ingenuity and technology by advancing DEI with like-minded customers, suppliers and community partners.

One of the primary measures of equity is pay. We are proud to maintain systematic pay equity company-wide across gender globally and race and ethnicity in the U.S. Because pay is so dynamic, especially in a high-growth company like ours, we manage it on a regular basis. We perform ongoing, regular analysis and adjust as needed. As part of our process, we engage a third party to analyze pay including base salary and on-target earnings across gender globally and race and ethnicity in the U.S. This has enabled us to achieve and maintain systematic pay equity. In 2022, all of our global pay equity pay adjustments impacted less than 1% of our employee population and accounted for less than 0.05% of our global payroll costs.

Membership in our Employee Belonging Groups, which promote engagement in our community, grew 42% in 2022. In 2022, we expanded our commitment to inclusion and community-building even more with the launch of Families at ServiceNow.

Creating impact through community engagement

When we refer to creating equitable opportunity, we extend our efforts to include stakeholders and our global community. In 2022, our community engagement strategy continues to focus on areas including decarbonization, racial equity, digital readiness and disaster response, which aligns with our own ESG priorities. For example, in 2022, we delivered on our goal to provide $12 million in grants, corporate match and rewards and six in-kind product donations to organizations that align with our focus areas.

Employee volunteerism is an integral part of our global impact program and company culture. We help our employees live their passion with 20 hours of time off per year for volunteer activities and a $10 donation credit for each hour logged through our Dollars for Doers program.

In 2022, we logged over 36,000 volunteer hours, exceeding our goal of 25,000 by almost 46%, with more than 23% of our employees participating, a 79% increase in participation from the prior year.

Further, one of our signature programs, NextGen Professionals ("NextGen"), supports our digital readiness focus area. The program invests in digital skills training for marginalized and underserved communities. In 2022, of the more than 4,700 NextGen beneficiaries, we connected more than 2,200 to employment. Since inception, we have engaged with more than 10,000 beneficiaries and helped connect more than 5,000 to employment.

Our Creating Equitable Opportunity initiative makes us not only a more responsible corporate citizen, but a more attractive employer with a more innovative workforce. We believe that attracting, retaining, and promoting diverse talent helps us ensure that a variety of voices and perspectives lend themselves to create more effective and innovative products.

Acting with Integrity

Strengthening transparency and disclosure

From 2022 through early 2023, we reached out to approximately 60% of our shareholder base and spoke with approximately 54% of our shareholder base to gather feedback on our ESG strategy. We will incorporate this feedback and feedback from ESG ratings and customer and partner engagements to continue to enhance our disclosures while creating an accessible, readable Global Impact Report for 2023. Our increased transparency and disclosure have led to continued recognition as a member of the Dow Jones Sustainability Index North America and JUST Capital's JUST 100.

Corporate governance and business ethics

As the world becomes more complex, ESG-related regulations have expanded, fueling the demand for stronger oversight and governance. At ServiceNow, governance underpins the effectiveness of the work we do internally and for our stakeholders. We continue to build trust and integrity with all our stakeholders by increasing our ESG disclosures.

Over the past year, we took several steps to strengthen the governance of our ESG efforts. We conducted an internal audit of select ESG metrics and worked with an external consultant to conduct an ESG metric governance maturity assessment. We also partnered with a third party to refresh our ESG materiality assessment, following the best practice of assessing materiality based on two primary sets of impact criteria, focusing on issues identified as potentially having the greatest impact on enterprise value and issues identified as potentially having the greatest impact on society and the environment. This assessment helps guide us to carefully choose the ESG initiatives we pursue. The results of this assessment were reviewed and discussed with management and the Nominating and Governance Committee.

Further, we infuse integrity, teamwork, and trust in everything we do. These qualities are core to our Code of Ethics, and—along with our values and purpose—they're how we ensure we do the right thing for all our stakeholders. Through our Speak Up program, we provide employees with an easy way to raise concerns without fear of retaliation. We've worked hard to make our programs accessible and inclusive by localizing trainings on our Code of Ethics.

As part of our continued commitment to respecting human rights and to complement our human rights statement, at the end of 2022, we introduced a new human rights training program that educates employees on the importance of respecting human rights, including when selecting suppliers. We believe this education can help us achieve tangible results, thereby contributing to a more sustainable, ethical and thriving society. We are firmly committed to upholding human rights laws and regulations, standing strongly against discrimination of any kind, and building inclusive skills and mindsets.

The Board also adopted a new policy on corporate political contributions and industry associations. This policy provides enhanced guidance for our employees and oversight by our Board and commits to annual voluntary disclosure on our website, which will be included in our Global Impact Report 2023.

Security and data privacy

We take a comprehensive approach to security and data privacy governance. We are vigilant in securing data that customers entrust to us. We utilize our Now Platform and solutions, along with cross functional business stakeholders to ensure the way we collect, process, and retain customer data aligns with applicable regulatory requirements. Our Board also reviews material security risks and control gaps on a regular basis to ensure we're continuously improving. To this end, in 2022, the Board supported an independent cyber audit to assess our controls against the National Institute of Standards and Technology ("NIST") cybersecurity framework. The results of this audit found ServiceNow's NIST score exceeded that of our peers. In addition, every employee at ServiceNow is expected to contribute to our data security efforts and is required to complete privacy and security training each year.

We continue to make strategic investments focused on maturing our security and data privacy practices to forge trusted relationships with our customers. In 2022, we expanded our security team to more than 300 security professionals worldwide, all of whom are focused on effectively managing and mitigating cybersecurity-related risks. We also continue to use the Now Platform to make our security operations, vendor risk management and vulnerability management programs more efficient. In early 2022, ServiceNow led the formation of, and continues to act as Chair for, the Critical Software-as-a-Service Special Interest Group, under the framework of the IT Information Sharing and Analysis Center, to collaborate on a collective defense strategy to improve security and operational resiliency. This allows us to rapidly share cyber threat information and advance data protection and privacy initiatives with other critical cloud service providers.

We continually monitor and respond to changes in the data security and privacy regulatory landscape. In 2022, to help our customers navigate changing privacy regulations in the EU, we launched an EU-based solution, which minimizes data transfers out of the EU when customers use ServiceNow products. We also earned the EU Cloud Code of Conduct Certification, which demonstrates that we remain compliant with General Data Protection Regulation.

Our Acting with Integrity initiatives not only help us mitigate risks to our business, they also help us build trust with new and existing customers. We believe that a strong program in this area gives our customers comfort in the Now Platform, allowing them to invest more in the Now Platform and bring a greater volume of important work to us.

Summary

Tackling global challenges and leading a thriving company go hand in hand. At ServiceNow, we enable our customers to do both —even when it seems like only one choice is possible. By finding opportunity in uncertainty, we can accomplish more than we ever thought possible—empowering people to live their best lives, lead ethical businesses and sustain the planet we all share. In 2023, we'll continue to set new goals, launch innovative programs and evolve our solutions using technology to make the world work better for everyone.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 28, 2023, by:

- each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our common stock;
- each of our directors and director nominees;
- each of our named executive officers; and
- all of our current executive officers and directors as a group.

Except as otherwise noted, to our knowledge, each individual exercises sole voting power or investment power over the shares of common stock shown. The number of shares of common stock shown in the following table is determined under SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Such beneficial ownership includes any shares of common stock as to which the individual has sole or shared voting power or investment power and any shares of common stock the individual has the right to acquire within 60 days of February 28, 2023, including upon the exercise of any option or vesting of any RSU or PRSU award. There were 203,739,664 shares of common stock outstanding as of February 28, 2023.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054.

Name of Beneficial Owner	Shares Beneficially Owned	
	Number	Percent
Greater than 5% Shareholders:		
Vanguard Group, Inc.[1]	17,096,661	8.4%
BlackRock, Inc.[2]	15,839,185	7.8%
T. Rowe Price Associates, Inc.[3]	14,835,508	7.4%
Directors and Named Executive Officers:		
William R. McDermott[4]	89,607	*
Chirantan "CJ" Desai[5]	82,288	*
Gina Mastantuono[6]	13,294	*
Paul Smith	2,405	*
Lara Caimi	98	*
Frederic B. Luddy[7]	164,777	*
Susan L. Bostrom	1,680	*
Teresa Briggs	707	*
Jonathan C. Chadwick	5,680	*
Paul E. Chamberlain	9,801	*
Lawrence J. Jackson, Jr.	—	*
Jeffrey A. Miller[8]	54,077	*
Joseph "Larry" Quinlan	466	*
Anita M. Sands	15,098	*
All current executive officers and directors as a group (18 persons)[9]	482,340	*

_____

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)   Consists of shares of common stock beneficially owned as of December 31, 2022, according to a Schedule 13G/A filed by the Vanguard Group, Inc., on February 9, 2023, reporting (i) sole dispositive power with respect to 16,252,429 shares of common stock, (ii) shared dispositive power with respect to 844,232 shares of common stock, and (iii) shared voting power with respect to 299,787 shares of common stock. The address for The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(2)   Consists of shares of common stock beneficially owned as of December 31, 2022, according to a Schedule 13G/A filed by BlackRock, Inc., on January 30, 2023, reporting (i) sole voting power with respect to 14,105,519 shares of our common stock and (ii) sole dispositive power with respect to all 15,839,185 shares of our common stock. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(3)   Consists of shares of common stock beneficially owned as of December 31, 2022, according to a Schedule 13G/A filed by T. Rowe Price Associates, Inc., on February 14, 2023, reporting (i) sole voting power with respect to 6,882,302 shares of common stock and (ii) sole dispositive power with respect to all 14,793,243 shares of common stock. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(4)   Consists of (i) 72,290 shares of common stock subject to stock options held by Mr. McDermott that are exercisable within 60 days of February 28, 2023, (ii) 1,933 shares of common stock held by William R. McDermott 2020 GRAT, of which Mr. McDermott is the Trustee, and (iii) 15,384 shares of common stock held by Mr. McDermott.

(5)   Consists of (i) 29,482 shares of common stock subject to stock options held by Mr. Desai that are exercisable within 60 days of February 28, 2023, and (ii) 52,806 shares of common stock held by Mr. Desai.

(6)   Consists of (i) 1,529 shares of common stock subject to RSUs that will vest and settle within 60 days of February 28, 2023, and (ii) 11,765 shares of common stock held by Ms. Mastantuono.

(7)   Consists of (i) 30,600 shares of common stock held by the Luddy Family Dynasty Trust LLC, of which Mr. Luddy may be deemed to have voting and investment power, and (ii) 134,177 shares of common stock held by the Frederic B. Luddy Family Trust, of which Mr. Luddy is a trustee.

(8)   Consists of (i) 6,536 shares of common stock subject to stock options held by Mr. Miller that are exercisable within 60 days of February 28, 2023, (ii) 43,040 shares of common stock held by the Miller Living Trust, dated July 7, 1985, of which Mr. Miller is co-trustee, and (iii) 4,501 shares of common stock held by Mr. Miller.

(9)   Consists of (i) 2,253 shares of common stock subject to RSUs that will vest and settle within 60 days of February 28, 2023, (ii) 79,390 shares of common stock subject to stock options that are exercisable within 60 days of February 28, 2023, and (iii) 364,679 shares of common stock.

The names of our executive officers, their ages and their positions are shown below.

Name	Age	Position
William R. McDermott	61	Chairman and Chief Executive Officer
Chirantan "CJ" Desai	52	President and Chief Operating Officer
Gina Mastantuono	52	Chief Financial Officer
Christopher Bedi	48	Chief Digital Information Officer
Jacqueline Canney	55	Chief People Officer
Lara Caimi	46	Chief Customer Officer and GM, Impact and Services
Nicholas Tzitzon	43	Chief Strategy and Corporate Affairs Officer
Paul Smith	51	Chief Commercial Officer
Russell S. Elmer	58	General Counsel and Secretary

Our Board of Directors appoints our executive officers, who then serve at the discretion of our Board of Directors. There is no family relationship between any of the directors or executive officers and any other director or executive officer of ServiceNow.

In January 2023, our Board of Directors promoted Chirantan "CJ" Desai to President and Chief Operating Officer, and Lara Caimi was promoted to Chief Customer Officer and GM, Impact and Services.

For biographical information of our Chairman and Chief Executive Officer, Mr. McDermott, please refer to "*Our Board of Directors*" above.



CHIRANTAN "CJ" DESAI
PRESIDENT AND CHIEF OPERATING OFFICER

Chirantan "CJ" Desai has served as our President and Chief Operating Officer since January 2023. Mr. Desai previously served as our Chief Operating Officer from January 2022 until January 2023, as our Chief Product and Engineering Officer from March 2021 to January 2022 and as our Chief Product Officer from December 2016 to March 2021. From September 2013 to December 2016, Mr. Desai held several positions at EMC. Most recently, he served as the President of the Emerging Technologies Division from September 2014 to December 2016, where he oversaw product management, engineering, product marketing, research and development, the launch of new product lines, and the growth of new businesses that help customers accelerate their journey to cloud computing. Prior to joining EMC, Mr. Desai held several leadership roles at Symantec Corporation from November 2004 to September 2013. Most recently, he served as Executive Vice President of Information Management from January 2013 to September 2013, where he led the strategy, development, technical support and delivery of Symantec's backup and recovery, storage and availability, archiving and eDiscovery products. He also served as Senior Vice President and General Manager of Symantec's Endpoint and Mobility Group from May 2011 to May 2012, where he headed engineering, product management and all related product operations for Symantec's Endpoint Protection, Protection Suites, Mail and Web Security, Virtualization Security, and Mobility solutions. Prior to Symantec, he held product development roles at Pivotal Corporation and Oracle Corporation. Mr. Desai currently serves as a member of the board of directors of Zebra Technologies Corp., an enterprise asset intelligence company. Mr. Desai holds a Masters degree in Computer Science and an M.B.A. degree from the University of Illinois at Urbana-Champaign.



GINA MASTANTUANO
CHIEF FINANCIAL OFFICER

Gina Mastantuono has served as our Chief Financial Officer since January 2020. From December 2016 to January 2020, Ms. Mastantuono served as Executive Vice President and Chief Financial Officer of Ingram Micro Inc., a provider of global technology and supply chain services and as its Executive Vice President, Finance from April 2013 to December 2016. From June 2007 to April 2013, Ms. Mastantuono served as Senior Vice President, Chief Accounting Officer and International Chief Financial Officer of Revlon, Inc., a cosmetics, skin care, fragrance and personal care company. Prior to Revlon, Ms. Mastantuono held various executive finance roles at InterActiveCorp., a media and internet company. Ms. Mastantuono began her career at Ernst & Young in the entrepreneurial services group. Ms. Mastantuono currently serves as a member of the board of directors of Roblox Corporation, an online platform company, and Gong.io Inc., a revenue intelligence platform company. Ms. Mastantuono holds a B.S. degree in Accounting and Business Administration from the State University of New York at Albany.



CHRISTOPHER BEDI
CHIEF DIGITAL INFORMATION OFFICER

Christopher Bedi has served as our Chief Digital Information Officer since 2022 and prior to that served as our Chief Information Officer since September 2015. From August 2011 to April 2015, Mr. Bedi served as Chief Information Officer of Viavi Solutions Inc. (formerly JDSU), a network solutions company. From April 2002 to August 2011, Mr. Bedi served as Vice President, CTO Office (and in other senior positions) of Verisign Inc., a network infrastructure company. Mr. Bedi holds a B.S.E in Computer Engineering from the University of Michigan.



JACQUELINE CANNEY
CHIEF PEOPLE OFFICER

Jacqueline Canney has served our Chief People Officer since July 2021. From June 2019 to July 2021, Ms. Canney served as Global Chief People Officer of WPP Group, a communications, experience, commerce and technology company. Prior to that, Ms. Canney served as Executive Vice President, Global People at Walmart Inc., a multinational retail corporation, from August 2015 to May 2019. From September 2003 to July 2015, Ms. Canney served as Managing Director of Global Human Resources at Accenture plc, a global management consulting, technology services and outsourcing company. Ms. Canney holds a B.S. in Accounting from Boston College.



LARA CAIMI
CHIEF CUSTOMER OFFICER AND GM, IMPACT AND SERVICES

Lara Caimi has served as our Chief Customer Officer and GM, Impact and Services since January 2023. Ms. Caimi previously served as our Chief Customer and Partner Officer from July 2020 until January 2023. From December 2017 to July 2020, Ms. Caimi served as our Chief Strategy Officer. From October 2000 to November 2017, Ms. Caimi served as a Partner of Bain & Company Inc., a management consulting firm. Ms. Caimi currently serves on the board of directors of Confluent, Inc., a data solutions company. Ms. Caimi holds a B.A. in English Literature and Economics from St. Olaf College, an M.I.B. from the University of Sydney as a Fulbright Scholar, and an M.B.A. from Harvard Business School.



NICHOLAS TZITZON
CHIEF STRATEGY AND CORPORATE AFFAIRS OFFICER

Nicholas Tzitzon has served as our Chief Strategy and Corporate Affairs Officer since September 2021. Mr. Tzitzon previously served as our Chief Strategy Officer (and in other senior positions) from January 2020 to August 2021. From October 2012 to December 2019, Mr. Tzitzon served as Executive Vice President (and in other senior positions) of SAP SE, a multinational software company providing enterprise software. Mr. Tzitzon holds a B.S. in Government from Suffolk University.



PAUL SMITH
CHIEF COMMERCIAL OFFICER

Paul Smith has served as our Chief Commercial Officer since January 2022. From July 2020 to January 2022, Mr. Smith served as our President EMEA. From March 2012 to July 2020, Mr. Smith served as EVP and UK GM (and in other senior positions) of Salesforce.com, Inc., a cloud-based software company. From 2010 to March 2012, Mr. Smith served as Managing Director of Techlightenment. Mr. Smith received his undergraduate degree in Geography, Climate Change from the University of Plymouth.



RUSSELL S. ELMER
GENERAL COUNSEL AND SECRETARY

Russell S. Elmer has served as our General Counsel and Secretary since November 2018. From September 2016 to November 2018, Mr. Elmer served as General Counsel of LendingClub Corporation. From July 2015 to September 2016, he served as Deputy General Counsel of PayPal Holdings, Inc., following its separation from eBay Inc. From February 2014 to July 2015, he served as the Deputy General Counsel of eBay Inc. From April 2009 to August 2012, he served as the General Counsel of Pricelock, Inc. From 2000 to 2007 and 2008 to 2009, he served as the General Counsel of E*TRADE Financial Corporation. From 1990 to 2000, he served as an attorney and partner at Gray Cary Ware & Freidenrich LLP. Mr. Elmer holds a J.D. degree from the University of California, Berkeley, School of Law and an A.B. degree in Political Science and International Relations from Stanford University.

LETTER FROM THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

A message to our fellow shareholders:

ServiceNow is a company driven by its purpose – to make the world work better for everyone. Driven by that purpose, ServiceNow is pursuing an audacious goal – to become the Defining Enterprise Software Company of the 21st Century.

2022 was another year of unprecedented events, leading to uncertainty in the economic environment. Throughout the year, our offerings continued to play a critical role in the digital transformations of our customers, yet our customers faced another year of huge disruption. On February 24, just two months into a new year, Russia initiated a war in Ukraine, throwing the global economy into uncertainty. Sudden dislocation of energy sources, among other things, accelerated inflation and the markets were severely shaken. The equity markets, and particularly the technology sector, suffered a serious correction.

In the face of that uncertainty, many of our enterprise customers faced difficult choices. Should they continue to create great experiences for their customers and constituents? Or should they focus their attention on controlling costs and creating greater efficiencies in their processes? ServiceNow said to our customers . . . Yes. Utilizing the Now Platform, our customers could do both: they could create better experiences while also increasing efficiency.

The result was a remarkable year for ServiceNow. Excluding the effect of foreign exchange rates, subscription revenues increased by nearly 29% to approximately $7.2 billion.[(1)] Renewal rates remained at an industry-leading 98%, meaning that as customers completed their subscription commitment, they signed up for another subscription, locking in future years of revenue. Non-GAAP operating margin was 26%.[(1)] Despite the uncertain economic environment, ServiceNow continues to grow like a fast-moving start-up, with the profitability of a global market leader.

Building a platform as innovative and flexible as the Now Platform requires our employees to embody our values: Wow our Customers; Win as a Team; Stay Hungry and Humble; and Create Belonging. Living a culture that puts our mission and our values at the core empowers our teams to innovate to create experiences our customers will love. And as the Company has grown, we continue to invest in our people. In 2022, our workforce grew to over 20,000 employees across the globe, a 21% increase from 2021 and double our size from three years ago. We take very seriously our responsibility to support the financial, health and mental wellbeing of our employees. As other technology companies utilized layoffs to control costs, we were disciplined in our hiring and controlled our other operational expenses so that we could protect our culture and continue to invest in the workforce that will make us the Defining Enterprise Software Company of the 21st Century.

Though the headlines underscore layoffs in our industry, competition for the best talent remains intense. The unique skills and experiences of our employees make them attractive targets for other employers, who are continuing to offer aggressive compensation packages even in this economic environment. Similarly, top candidates for open positions at all levels of our organization continue to receive multiple offers. We believe that by promoting a culture of purpose and values that fit with our employees, they will be less likely to look to leave. However, a strong culture must be supported by a competitive compensation structure, designed to attract and retain our top talent. Consequently, the need to maintain a strong and competitive compensation program remains critical for the Company to continue its long-term strategy and deliver sustained shareholder value.

Equity compensation is a key element of our overall compensation program. While we are judicious in our use of equity, our program is broad based, providing the opportunity for nearly 90% of our employees to participate in the long-term growth of the Company. As shareholders of the Company, our employees are aligned with our overall shareholder base to drive the long-term growth of the Company. This year, we are asking our shareholders to support our proposal to add additional shares to our equity compensation plan so that we may continue to attract and retain the best talent in our industry.

Performance-based equity awards are a critical element of the compensation programs for our executive officers. We design our plans to set aggressive performance targets for executives and to provide competitive rewards if they achieve those targets. In 2022, we set very aggressive targets for net new annual contract value (“NNACV”), which represents potential revenue and customer relationships for many years into the future. We also set aggressive targets for operating margin and free cash flow margin, which we believe align executive compensation with our business performance and strategy and incentivize building a successful business for the long term. Despite the strong performance of the Company, the aggressive performance targets were not achieved at 100%. Consequently, our executives received approximately 86% of their target PRSU awards for 2022, which remain subject to additional performance assessment against relative total shareholder return targets, and approximately 90% of their annual cash incentive awards.

(1) See Appendix A for a reconciliation of GAAP to non-GAAP metrics and other information.

In 2021, in recognition of the incredibly competitive environment for executive talent in which we operate, we issued special Performance Stock Option awards that were intended to provide significant compensation to the leadership team – if – and only if – the team delivers extraordinary performance that creates significant returns for you, our shareholders. We set very aggressive targets for growth in subscription revenues and our stock price.

At the time we approved the plan for our CEO, our stock price was trading at nearly $700. Stock price targets began at that threshold and increased significantly from that price. To achieve all of the targets, our stock price would need to be over $1,400. While the strong performance of our business achieved the first tranche of our subscription revenue metrics, and our stock price has outperformed the peer group we utilize in calculating compensation for our NEOs, macroeconomic conditions in the eighteen months since we approved the targets have driven investment away from equity markets and led to a significant contraction in stock prices, including ours. The contraction has led to the stock price targets and the exercise price of the awards being significantly "out of the money."

In designing all parts of our compensation program, we do not work alone. Before finalizing the program in 2021, we consulted with our shareholders. We received feedback that while our approach in making these awards entirely dependent upon achieving aggressive performance targets was appropriate, we should provide disclosure sufficiently explaining the design and rationale behind the program. At last year's annual meeting, our shareholders ultimately did not vote in favor of our say-on-pay proposal.

We take shareholder input very seriously and took concrete steps to seek additional shareholder input and address concerns. In the months following our annual meeting, we spoke to over 45% of our shareholders to help us better understand the vote. We also engaged with proxy advisory firms to understand their views on how to improve our compensation program. We heard that, while shareholders supported the overall design of the program and complemented our disclosures, they felt the size of the awards was too large. We also heard concerns that, with the corrections in equity markets in 2022, our executives now may not see these awards as a strong retention and incentive tool.

We share the retention and incentive concerns you expressed during our conversations, and in response to your feedback, we are taking a careful look at the Performance Stock Option Program. We are sensitive to the fact that the program is an investment we have asked of our shareholders. We are equally sensitive to the fact that as a result of macroeconomic conditions that are entirely outside the control of our management team, both the strike price and the stock price metrics may be too far ahead of the current stock price for these awards to have the retention value we had expected. Over the coming months, we will continue to re-examine the program to determine the best way forward to increase retention value to ensure the long-term continuity of the management team while being respectful to investor interests. We commit that we will not issue additional special option awards to any NEO who currently holds an outstanding PSO award for so long as such PSO award is outstanding and its performance period is ongoing, except in connection with promotions. We believe it is important to note that the environment for our highly qualified senior executive talent continues to be highly competitive. Our executives have received, and may continue to receive, solicitations for employment at very high compensation levels and our plan must be designed to discourage consideration of competing offers.

As to the remainder of the compensation program, in 2022, we maintained a program design consistent with prior years when shareholders overwhelmingly supported our say-on-pay proposal. We meet with you, our shareholders, to hear from you about how we can make our programs stronger and more effective. We continue to be honored to have rich engagement with you, our shareholders, at least twice a year to hear about how we can make our programs stronger and more effective, and to discuss how our compensation philosophy helps us realize our long-term vision for the Company. Each time we have reached out in the past two years, we have been able to speak with approximately 40% or more of our shareholder base. We value these conversations, and your feedback is reflected in our programs. We look forward to continuing that dialogue with you as we manage through what continues to be an unprecedented time while driving the next phase of our growth.

Thank you for your investment, support and your lasting commitment to the success of ServiceNow.

Sincerely,

Jeffrey A. Miller (Chair)
Susan L. Bostrom

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation program for 2022 and certain elements for 2023. It explains the principles underlying our executive compensation policies and how those principles shaped specific decisions of our Compensation Committee for our executive officers, including our named executive officers ("NEOs") and the key factors considered in making those decisions. For 2022, our NEOs, which include our chief executive officer, chief financial officer and three next most highly compensated executive officers, were the following:

William R. McDermott	**Chirantan "CJ" Desai**	**Gina Mastantuono**	**Paul Smith**	**Lara Caimi**
Chairman and Chief Executive Officer	President and Chief Operating Officer	Chief Financial Officer	Chief Commercial Officer	Chief Customer Officer and GM, Impact and Services

The CD&A is organized as follows:

Section 1 - Executive Summary
- 2022 Financial Performance Highlights
- Shareholder Engagement and Response to 2022 Say-on-Pay Vote
- 2022 Executive Compensation Program Summary

Section 2 - Shareholder Engagement and ServiceNow's Commitment to Responsiveness
- Shareholder Feedback Received
- Review of the Executive Compensation Program and Metric Rationale

Section 3 - 2022 Executive Compensation Program
- Base Salary
- Rationale for Metrics Underlying 2022 Performance-Based Compensation
- 2022 Annual Cash Incentive Plan
- 2022 Long-Term Incentive Plan
- 2022 Promotion Equity Award

Section 4 - Other Compensation Policies and Information
- Compensation Philosophy and Objectives
- Peer Group
- Compensation Setting Process
- Compensation Governance
- Other Compensation Practices
- Tax and Accounting Considerations
- Employment Arrangements with NEOs

Section 1 - Executive Summary

2022 Financial Performance Highlights

2022 was another year of high year-over-year growth for ServiceNow, continuing our long-term share price outperformance despite the uncertainty in the economic environment and significant market volatility, particularly in our sector. As shown below, our total shareholder return over the past five years significantly outperformed our 2022 Proxy Peers, the S&P 500 and the S&P 500 Systems Software.



Success for our Customers Drives Superior Returns for our Investors

Numbers rounded for presentation purposes.

_____

(1) See Appendix A for a reconciliation of GAAP to non-GAAP metrics and other information.

(2) We adjust our renewal rate for acquisitions, consolidations and other customer events that cause the merging of two or more accounts occurring at the time of renewal. As our renewal rate is impacted by the timing of renewals, which could occur in advance of, or subsequent to, the original contract end date, period-to-period comparison of renewal rates may not be meaningful. ACV is calculated based on the foreign exchange rate in effect at the time the contract was signed. For additional information, please see the discussion under the sections titled "_Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics_" in our Annual Reports on Form 10-K for the years ended December 31, 2022 and 2021.

(3) Source: S&P Capital IQ, based on closing price on December 30, 2022. 2022 Proxy Peers only include companies that were publicly traded as of December 30, 2022.

Shareholder Engagement and Response to 2022 Say-on-Pay Vote

At our 2022 Annual Shareholders Meeting, approximately 35% of votes cast supported our say-on-pay proposal. The Compensation Committee takes the result of our say-on-pay vote seriously and was disappointed by the relatively low support. We subsequently conducted extensive engagement with our shareholders that involved reaching out to and meeting with holders of over 61% and 46%, respectively, of our outstanding shares. We also met with both major proxy advisory firms to understand their views. Mr. Miller, Chair of the Compensation Committee and Lead Independent Director, led 96% of all meetings, missing only one out of 28 meetings.

The feedback we received from the shareholders we spoke with was remarkably consistent. They indicated to us that, while they approved of our compensation programs as a whole, their vote related to the one-time performance-based stock option awards ("PSO Awards") granted to the leadership team in 2021. Most all shareholders understood the Company's reasoning for making the awards, given the highly competitive market for talent in the technology industry, and particularly as to our CEO and other senior executives.

Shareholders also told us that they appreciated the structure of the PSO Awards, noting that the awards were entirely dependent upon meeting performance metrics, and that the metrics the leadership team could most influence (subscription revenues) were rigorous. Certain shareholders did note that the stock price metric was largely outside the control of the NEOs but appreciated that the metrics were aggressive. However, shareholders told us that the size of the PSO Awards was simply too large.

The PSO Awards, which are designed to be long-term and none of which have been earned to date, are divided into eight tranches and can be earned only upon both meeting subscription revenues targets even more rigorous than our aggressive long-term financial plan and achieving considerable stock price appreciation. In all, subscription revenues will have to exceed $15 billion and the stock price will need to grow significantly from a starting point of over $700 per share, implying billions of dollars of incremental shareholder value creation, both within a five-year period, in order for the PSO Awards to be fully earned. While our leadership team has met the first subscription revenues target, in the current equity market environment, our stock price has not met the first threshold. For this reason, given the intentionally rigorous double-hurdle design of the PSO Awards, no portion of the awards have been earned to date. We did receive feedback from some shareholders that, given the pressure on technology stocks in the current economic environment, there was concern the stock price hurdles may seem so aggressive to executives that the PSO Awards may lose their value as a retention tool.

In response to the feedback we received from shareholders, the Compensation Committee will be carefully reviewing the Performance Stock Option Program. The Committee continues to be sensitive to the fact that the program is an investment we have asked of our shareholders. The Committee is equally sensitive to the fact that as a result of macroeconomic conditions that are entirely outside the control of our leadership team, both the strike price and the stock price metrics may be too far ahead of the current stock price for these awards to have the retention value expected at the time they were granted. Over the coming months, the Committee will continue to re-examine the program to determine the best way forward to increase retention value to ensure the long-term continuity of the management team while being respectful to investor interests. The Committee commits that it will not issue additional special option awards to any NEO who currently holds an outstanding PSO award for so long as such PSO award is outstanding and its performance period is ongoing, except in connection with promotions. The Committee remains sensitive to the fact that the environment for our highly qualified senior executive talent continues to be highly competitive. Our executives have received, and may continue to receive, solicitations for employment at very high compensation levels and our plan must be designed to discourage consideration of competing offers.

For additional detail on engagement with our shareholders, please see section titled "—*Section 2 - Shareholder Engagement and ServiceNow's Commitment to Responsiveness*" below.

2022 Executive Compensation Program Summary

Compensation Closely Tied to Performance

Our executive compensation program is designed to strengthen the link between pay and performance by having a significant amount of compensation tied to rigorous financial and operational performance targets and strategies to create sustained shareholder value. We seek to closely align our executive officers' interests with those of our shareholders by allocating a significant portion of their total target annual compensation to variable and/or "at risk" compensation tied to defined performance targets, total shareholder return and/or continued service. For 2022, the annual pay mix for our CEO and other NEOs consisted of base salary, annual cash incentive and long-term performance-based and time-based equity awards. The following shows the percentage of this mix based on total target annual compensation:


2022 Target Compensation
CEO
78% Performance Based
96% At-Risk
70%
LTIP
(PRSU)
18%
LTIP
(RSU)
4%
8%
Base Salary
Annual Cash Incentive
Other NEOs(1)
76% Performance Based
94% At-Risk
70%
LTIP
(PRSU)
18%
LTIP
(RSU)
6%
6%
Base Salary
Annual Cash Incentive

Numbers rounded for presentation purposes.

---

(1) Target values shown above are based on annual compensation components and exclude the grant made in connection with Ms. Caimi's promotion. For more information about Ms. Caimi's promotion award please see the section titled "*—Section 3 - 2022 Executive Compensation Program—2022 Promotion Equity Award*" below.

Components of the 2022 Executive Compensation Program

The table below shows the components of our ongoing annual executive compensation program. During our shareholder discussions, most investors were supportive of the general design of this program, and thus we kept it largely unchanged since 2021.

Element	Metric	Purpose	2022 Payout %
Base salary	Fixed compensation in line with market and peer group practices	• Market- and peer group- aligned compensation to attract and retain talent	
Annual Cash Incentive Plan	Company Performance Metrics 60% NNACV[1] 20% Non-GAAP Sub. Rev. 20% Non-GAAP Op. Margin (Weighted 75%) + Individual Goals (Weighted 25%) = Bonus Payout	• Performance-based annual program to complement dynamic, fast-moving nature of our business • Aligns to growth plan strategy and incentivizes achievement of pre-defined performance objectives • A diversified mix of rigorous metrics to metrics to drive growth and shareholder value creation	**90.2%**
Long-Term Incentive Plan	**Performance-Based RSUs (80%):** Three-year vesting period 1-Year Performance Determines "Eligible Shares" NNACV (70%) & FCF Margin (30%) Eligible Shares 30% | 15% | 15% | 20% | 20% | 20% 1st Vest | 2nd Vest | 3rd Vest | 4th Vest | +/- 20% Final Vest Final Eligible Shares 3-Year Performance Determines "Final Eligible Shares" TSR of NOW vs. S&P 500 – Up to 20% of Eligible Shares Can be Lost/Added	• Incentivizes long-term shareholder value creation and strong sustained financial performance • Aligns to shareholder interests and long-term strategy • Multi-year vesting provides retention incentive • Discourages focus on short-term success	**86.2%** (subject to modification based on 3-year rTSR)
	Time-Based RSUs (20%): Four-year vesting period	• Encourages behavior and initiatives that support sustained stock price growth and also acts an effective retention tool	





(1) At least 85% of NNACV target must be met for funding.

The Compensation Committee selected the performance metrics in our annual cash incentive plan and long-term incentive plan ("LTIP") based on their extensive review and analysis of the metrics and shareholder feedback over many years. They believe the performance metrics appropriately measure our progress and success as detailed below in "*—Section 3 - 2022 Executive Compensation Program—Rationale for Metrics Underlying 2022 Performance-Based Compensation.*" The performance-based compensation programs are tied to aggressive targets, as detailed below in "*—Section 3 - 2022 Executive Compensation Program—2022 Annual Cash Incentive Plan*" and "*—Section 3 - 2022 Executive Compensation Program—2022 Long-Term Incentive Plan.*" In light of our robust target setting and a challenging economic environment, achievement under both of the performance-based compensation programs was below target.

Following the adoption of our performance metrics, there was a global economic disruption, including the economic impact and uncertainty created by political instability such as the war in Ukraine, the strengthening of the U.S. dollar and a 40-year-high rate of inflation. Due to these macroeconomic conditions, which were outside of the executive team's control, mid-year 2022, the Compensation Committee adjusted the NNACV performance target from $1,847 million to $1,776 million and revised the calculation of non-GAAP operating margin and free cash flow margin to adjust for foreign exchange rates. Despite these changes, the performance metrics remained challenging and in alignment with shareholder expectations and long-term value creation.

The Compensation Committee made these revisions following extensive discussions and a review of the significant changes to the macroeconomic landscape since the metrics were approved in January 2022. The revisions, designed to motivate the executive team to focus on managing the economic uncertainty and to ensure the retention of key employees, aligned with the Company's modified 2022 external guidance and latest internal financial plan. To encourage maximum performance and to provide a guardrail for the adjustment, potential payouts were capped at 100% of the original target payout unless the original performance targets approved in January 2022 had been met, in which case the original payout curves approved would have applied. Ultimately, for 2022, our actual

performance for each of our performance metrics exceeded our financial guidance and investor consensus; however, that performance resulted in payouts of less than 100% of target—90.2% of target under the annual cash incentive plan and 86.2% of target under the PRSUs. This indicates that our new targets remained rigorous and challenging to meet.

Compensation Best Practices

To ensure our executive compensation program is effective in aligning our NEO interests with those of our shareholders, we adhere to the following best practices:

What We Do	**What We Do Not Do**
✓ Place a significant amount of targeted annual compensation at-risk	✖ Offer retirement plans other than standard 401(k) offered to all employees
✓ Target a significant portion of total annual compensation in equity	✖ Offer excessive executive perquisites
✓ Maintain stock ownership guidelines for executive officers and directors	✖ Provide Section 280G tax gross-ups
✓ Maintain a "clawback" policy	✖ Allow hedging or pledging
✓ Require multi-year vesting for all equity awards	
✓ Maintain an independent compensation advisor	
✓ Conduct annual executive compensation review and say-on-pay vote	

Section 2 - Shareholder Engagement and ServiceNow's Commitment to Responsiveness

We manage our business with a focus on continued innovation, growth and shareholder value creation and recognize that our compensation program must balance shareholder perspectives with our ability to retain and attract the highest caliber talent to facilitate growth at scale. Additionally, our Board and management are committed to robust shareholder engagement at least twice a year to maintain an ongoing and active dialogue with shareholders and seek their input as we continue to evolve the design of our compensation program, corporate governance practices and ESG initiatives. This engagement is supplemented by our Investor Relations team's regular engagements with our shareholders, frequently along with our CEO, COO and CFO.

Shareholder feedback is a key consideration that informs the Compensation Committee's decision-making process, with the Chair of the Compensation Committee actively involved in our shareholder engagement efforts. Our Compensation Committee, Nominating and Governance Committee and Board receive a summary of the feedback after each engagement season. Our Board takes into consideration shareholder feedback in its compensation and corporate governance framework reviews each year. Over the past few years, we have made changes and continue to re-evaluate our compensation programs not only to reflect the evolving nature of our business, but also to respond to shareholder feedback and annual advisory vote results to approve our executive compensation program.

Robust Shareholder Engagement

- Leading up to our 2022 Annual Shareholders Meeting, we reached out to shareholders representing 58% of our total shares outstanding ("In-Season Engagement"), and from September 2022 to February 2023, we reached out to shareholders representing 61% of our total shares outstanding ("Off-Season Engagement") to invite them to participate in calls to discuss our executive compensation program in light of our shareholders' disappointingly low support of our 2022 say-on-pay vote, among other topics such as corporate governance and ESG matters.
- During In-Season Engagement, we engaged with shareholders representing about 45% of our total shares outstanding.
- During Off-Season Engagement, we engaged with shareholders representing over 46% of our total shares outstanding.

ServiceNow Participants

- Our Lead Independent Director and Chair of the Compensation Committee, Jeffrey A. Miller, led 96% of all meetings, missing only one out of 28 meetings.
- ServiceNow partners from our Legal, Investor Relations, Finance and Global People teams participated in all of the shareholder meetings.

Shareholder Feedback Received

Our Board and its Compensation Committee value shareholders' perspectives and are committed to continually evaluating and refining our executive compensation program based on regular, ongoing shareholder engagement and vote results from our annual shareholders meeting.

Below is a summary of key shareholder feedback we received since the 2022 Annual Shareholders Meeting and our response and/or perspective. For a discussion of our response to the 2022 say-on-pay vote, please see the section titled "—*Section 1 - Executive Summary—Shareholder Engagement and Response to 2022 Say-on-Pay Vote*" above.

Topic	Question / Feedback	How We Responded / Our Perspective
Retentive Value of PSO Awards	Do the PSO Awards remain an effective retention tool, and will adjustments be made to those awards?	• Our NEOs are committed to fully achieving the performance targets and they understand the awards were designed to require long-term performance and that it remains early in the performance period (which totals five years ending September 2026). • The Compensation Committee continues to review the PSO Awards to assess whether they remain an effective retention tool.
Executive Compensation Program Changes	Why were no changes made to annual cash incentive plan or LTIP in light of the low say-on-pay vote?	• Low 2022 say-on-pay vote was due primarily to the size of the one-time PSO Awards, according to shareholder feedback. • The design of the existing annual cash incentive plan and LTIP generally have been very well-received by shareholders, according to feedback over many years and prior say-on-pay votes (90% in 2021). • Simplicity of design facilitates understanding and maintains incentive to perform among executives. • The Compensation Committee re-evaluated each performance metric and determined existing annual cash incentive plan and LTIP design appropriately align executive interests with those of shareholders.
Overlapping NNACV Metric	Why is NNACV a performance target in both the annual cash incentive plan and LTIP?	• As described further below, NNACV is unique to our business model as it is simultaneously a driver of our short-term success – in that it measures new business in a given year – and our long-term success – in that our customer contracts typically are for three years and are nearly always renewed. Thus, a new contract represents multiple years of revenue.

One-year LTIP Performance Period for NNACV and FCF Margin	Why is a one-year performance period under the LTIP an effective motivator and driver of long-term shareholder value creation?	• A one-year performance period for NNACV and free cash flow margin allows us to set more aggressive targets. • NNACV remains an effective indicator of Company performance and long-term growth, as discussed below this table. • Increasing the free cash flow margin performance period would require us to forecast many factors beyond our control and may discourage opportunistic cash investments. • An aggressive one-year performance period combined with three-year rTSR modifier, is an effective combination to motivate achievement of challenging goals over a time horizon for which the Compensation Committee has confidence in its line of sight while driving sustained long-term shareholder value creation and aligning payouts with shareholders' experience over a three-year period.
Appropriate rTSR comparator group	Should the rTSR comparator group be replaced with an index more closely aligned with the Company's business model?	• The Compensation Committee has been actively seeking shareholder feedback on a potential alternative to the S&P 500 but believed it would be prudent to see the initial three-year performance period completed before evaluating another potential change.
Mid-year adjustment to 2022 performance metrics	Why were targets under the annual cash incentive plan and LTIP revised mid-year?	• As discussed further above, revisions were made to account for the challenging macroeconomic climate in 2022 and factors outside of executives' control, such as record levels of inflation globally. • Targets were revised to match macroeconomic conditions, including adjusting for foreign exchange impact and aligning targets with our updated internal financial plan. • Guardrails were applied to ensure payout based on modified target was capped at 100% unless we met original target approved at the beginning of the year. • The revisions supported key employee retention and motivation. • Metrics remained aggressive, and the Company did not meet those aggressive targets.
Disclosure on Non-Financial Metrics	Will you enhance your disclosure around non-financial metrics, including ESG metrics?	• We are considering restructuring individual strategic goals and are assessing potential areas for enhanced disclosure relating to the 2024 annual cash incentive plan.

Review of the Executive Compensation Program and Metric Rationale

The compensation program design is not static. Taking into careful consideration the shareholder feedback received in 2021 and 2022, the Compensation Committee has continued to evaluate the appropriateness of the metrics used under both our annual cash incentive program and LTIP, as well as the use of a one-year performance period for two of the PRSU performance metrics, in addition to a three-year rTSR component. Upon evaluation, the Compensation Committee believes the structure and metrics used under these programs are effective to achieve our performance and retention objectives.

NNACV Remains an Effective Indicator of Company Performance and Long-Term Growth

NNACV targets are incorporated into both our annual cash incentive and long-term incentive plans for 2022. We believe that NNACV, which represents bookings from new customers and additional bookings from existing customers, continues to be an effective measure of our short-term and long-term performance and organic growth. When a customer subscribes to our solutions, it must make a contractual commitment to pay for the products and services for a period of time—typically three years. Thus, a contract signed in a given year typically represents a long-term revenue stream for three years. In addition, due to our consistently high renewal rate, which was 98% for each of the past four years, the revenue stream can last six years or longer, and creates an opportunity for renewal and expansion of revenues in future years. NNACV is meaningful because it is a measure of our current operational success that provides insight into the health, future performance and growth of our business.

Our shareholders who closely follow and understand our business and our industry are very supportive of our utilization of the NNACV metric and some even expressed reservations if we were to lessen our emphasis on NNACV. As a result, and after additional discussion and analysis at multiple Compensation Committee meetings, the Compensation Committee determined that NNACV should remain a fundamental component of our annual cash incentive plan and LTIP.

One-Year Performance Period Combined with a Three-Year rTSR Component is an Effective Measurement Period to Drive Long Term Shareholder Value and Motivate our NEOs

Given the Company's fast-paced growth and our industry's dynamic, highly-competitive and fast moving nature and the difficulty of predicting future performance in such an environment, the Compensation Committee determined it prudent to keep the PRSU performance metrics unchanged for 2022. The Compensation Committee concluded that the one-year performance period for NNACV and free cash flow margin performance metrics along with a three-year rTSR component, which adds to the long-term nature of the program, provided an appropriate balance between shareholder interests and having sufficient line of sight to set aggressive goals that reward high-caliber performance.

A one-year performance period for performance metrics such as NNACV allows us to set more aggressive targets for our performance metrics, helping to drive annual total revenue growth rates in the high twenty percentage point range on a constant currency basis. Utilizing a three-year performance period for NNACV would require us to be more conservative in setting targets and could result in less aggressive goals and lower longer term performance. As such, we believe our one-year performance period for NNACV continues to effectively motivate the NEOs to perform against aggressive targets and provides better alignment with the long-term interests of our shareholders. By establishing NNACV targets for a one-year period (which typically represents a revenue stream for three to six years or more), the Compensation Committee is able to set very aggressive targets that will properly motivate and reward our leadership team for taking bold actions today that will create value for our stakeholders for years to come. As an example of the aggressive target-setting by the Compensation Committee, the 2022 NNACV target was not met and the 2022 annual cash incentive and LTIP payout was below target, despite the mid-year adjustment and despite performance that exceeded our financial guidance for the full year. Further, because of the importance of a one-year performance period for NNACV and the need to maintain simplicity in the design of compensation programs, the Compensation Committee concluded that the NNACV and free cash flow margin performance period should be the same.

A longer performance period for free cash flow margin would also require us to be more conservative in setting targets and could result in less rigorous goals and lower longer-term performance as it would require us to forecast many factors beyond our control, such as customers stretching out payment schedules, which has occurred in the current macroeconomic environment. Further, it may discourage management from making opportunistic cash investments.

The three-year rTSR component, which was first incorporated in the LTIP in 2021 based on shareholder feedback, remains appropriate. The total shareholder return of the Company is measured against the S&P 500 index, starting January 1 of the year the PRSU award is granted and ending December 31 of the third year after the grant date. The Compensation Committee selected the comparison group of S&P 500 for its stability and because it consists of companies with a certain caliber of performance required to remain in the index. While the Compensation Committee is actively seeking shareholder feedback on whether an alternative comparator group would be more appropriate, it believes it would be prudent to see the initial three-year performance period completed before evaluating another potential change to the compensation program.

Additionally, the time-based vesting after the one-year performance period concludes (for a total vesting period of three years) and three-year rTSR component are additional motivators for the NEOs who have reached their NNACV and free cash flow margin targets for year one to remain at the Company and to continue driving value for two more years.

Section 3 - 2022 Executive Compensation Program

Base Salary

The Compensation Committee reviews the base salaries of our executive officers at the beginning of each year taking into consideration market and peer-group practices and each person's role and scope of responsibilities, experience, past performance and expected future contributions, as well as market practice and base salary levels of our other executive officers and, if appropriate, makes adjustments. The Compensation Committee does not apply specific formulas to determine base salary adjustments.

Following its January 2022 salary review, the Compensation Committee determined to adjust the base salaries of our NEOs, effective as of March 1, 2022, except for Messrs. Desai and Smith whose base salaries shown below were effective as of February 1, 2022, in connection with their promotions. In January 2022, Mr. Desai was promoted to Chief Operating Officer and Mr. Smith, who was not an NEO in 2021, was promoted to Chief Commercial Officer. For Mr. McDermott, the Compensation Committee found it appropriate to raise his base salary (for the first time since he began with us in November 2019) based on his strong performance and leadership and an assessment against the 2022 Peer Group.

Named Executive Officer	2021 Base Salary	2022 Base Salary
Mr. McDermott	$ 1,000,000	$ 1,200,000
Mr. Desai	$ 700,000	$ 900,000
Ms. Mastantuono	$ 600,000	$ 750,000
Mr. Smith[1]	$ —	$ 625,000
Ms. Caimi[1]	$ —	$ 550,000

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(1) Mr. Smith and Ms. Caimi were not NEOs in 2021.

Rationale for Metrics Underlying 2022 Performance-Based Compensation

The performance metrics applicable to the 2022 annual cash incentive and PRSUs under the LTIP were selected by the Compensation Committee following an extensive review and analysis and incorporating shareholder feedback. Taken together, these metrics are strongly linked to our financial and operational performance and align executive compensation with short-term and long-term shareholder value creation. In addition, the individual component of the NEOs' 2022 annual cash incentive payout considered progress on certain goals, including ESG goals, that advance our global impact vision and business strategy.

Metric/ Component	Rationale	Annual Cash Incentive Plan	LTIP (PRSUs)
NNACV	Representing bookings from new customers and additional bookings from existing customers. NNACV is an effective measure of our short-term and long-term performance as the new business booked in a given year typically is subject to a three-year contract, which, when combined with renewal rates remaining at an industry-leading 98%, can be a reliable indicator of revenue and customer relationships for many years into the future.	✓	✓
Non-GAAP Operating Margin	Non-GAAP operating margin measures the core profitability of our operations. This metric motivates more efficient performance and execution across all organizations and at all levels within the Company.	✓	
Non-GAAP Subscription Revenues	Non-GAAP subscription revenue measures our success in attracting and retaining customers. This metric rewards renewing and expanding customer relationships, provides an indication of the long-term health of our business and customer satisfaction and is simple to understand.	✓	
ESG Goals	As part of our ESG strategy, we designed our executive compensation program to motivate progress on our ESG and DEI initiatives, as described in "*Global Impact: Environmental, Social and Governance*." Under our annual cash incentive plan, each NEO's individual goals are designed to motivate the execution of our ESG strategy and ultimately our business strategy.	✓	
Free Cash Flow Margin	Provides a measure of profitability and shows the cash we have after capital expenditures, expressed as a percentage of GAAP total revenues. This is an important indicator of how efficiently we are using capital and an appropriate performance motivator for our executive officers whose decisions can significantly impact this metric.		✓
3-year rTSR	Three-year rTSR measures our stock price performance against the S&P 500 index, beginning January 1 of the year a PRSU award is granted and ending December 31 of the third year after the grant date. This metric directly ties executive officer pay to long-term shareholder value creation.		✓

2022 Annual Cash Incentive Plan

The 2022 annual cash incentive plan for our NEOs was funded based on the achievement of top-line and bottom-line Company performance metrics—specifically, NNACV, non-GAAP operating margin and non-GAAP subscription revenues — to provide incentives that drive the efficient, long-term growth of the Company. Actual payout of the pool to individual executive officers was determined 75% on achievement of the three performance metrics and 25% on achievement of individual goals approved by the Compensation Committee.

Company Performance Metrics (75% of Annual Cash Incentive)

For 2022, the Compensation Committee established targets for each of the Company performance metrics under the annual cash incentive plan to promote execution against our growth plan and strategic corporate objectives. The weight, calculation and target for each metric are summarized below.

Metric	Weight	Target	Calculation
NNACV (gate to funding)	60%	$1,776 million [1]	NNACV is the annual value of all new contracts minus the annual value of all contracts that have expired and the reduction in annual value from contracts reduced in size or scope, as adjusted for the average of foreign exchange in effect during the forecast period. First-half 2022 NNACV is adjusted for the average foreign exchange rates in effect during December 2021 and second-half 2022 NNACV is adjusted for the average foreign exchange rates in effect during June 2022.
Non-GAAP Operating Margin	20%	25.3%[1]	Non-GAAP operating margin is GAAP operating margin, excluding stock-based compensation, amortization of purchased intangibles and business combination and other related costs, as a percentage of total revenues, as adjusted for the average foreign exchange rates in effect during December 2021.
Non-GAAP Subscription Revenues	20%	$7,090 million	Non-GAAP subscription revenues is GAAP subscription revenues adjusted for the average foreign exchange rates in effect during December 2021.

(1) At mid-year, the Compensation Committee adjusted the NNACV target and non-GAAP operating margin calculation, as discussed in "—*Section 1 - Executive Summary—2022 Executive Compensation Program Summary.*"

Funding Based on Company Performance Metrics

The Compensation Committee established an annual cash incentive funding and payout schedule that requires a high level of performance to earn a threshold payout. No funding is earned if we achieve less than 85% of the target NNACV, and no payout is earned with respect to any single performance metric if threshold performance is not achieved. For 2022, the maximum amount that could be funded was 150% of each NEO's target cash bonus opportunity. To encourage maximum performance and to provide a guardrail for the adjustment, NNACV achievement was capped at 100% of the original target unless the original performance targets approved in January 2022 had been met, in which case the original achievement curves approved would have applied. Achievement of our NNACV target represents net new contracts that on average have an expected annual revenue stream of $1,776 million for the duration of the contract period. The achievement calculation for each metric under the annual cash incentive plan is described in more detail below:

	NNACV (60% weight)		Non-GAAP Operating Margin (20% weight)		Non-GAAP Subscription Revenues (20% weight)	
	% of Target	Achievement %[1]	Points from Target	Achievement %[1]	$ from Target	Achievement %[1]
Below Threshold	<85%	—	< -2pts	—	< -$98M	—
Threshold	85%	50%	-2pts	50%	- $98M	50%
Target (Original)[2]	100%	100%	-0.5 to +0.5pts	100%	+/- $0M	100%
Target (Adjusted)[2]	100%	100%	N/A	N/A	N/A	N/A
Maximum	120%	150%	2.5pts	150%	+ $130M	150%

(1) For performance between the threshold and target (adjusted) performance levels and between the target (original) and maximum performance levels, the achievement level was to be determined on a straight-line basis proportional to the extent to which the pre-established performance objective had been achieved.

(2) Achievement at or between the NNACV target (adjusted) and NNACV target (original), which was originally approved by the Compensation Committee in January 2022 was capped at 100% of the original target payout unless the original performance targets approved in January 2022 had been met, in which case the original payout curves approved would have applied.

Individual Goals (25% of Annual Cash Incentive)

In January 2022, the Compensation Committee approved individual performance goals for our NEOs as a group that align with key strategic priorities, as described below. Payment for this element would be made only if: (i) 85% of the NNACV target was met *and* (ii) the individual goals below were met.

Goal	Measure	Achievement
Inspire customers with world-class experiences and relentless commitment to their success	• Improve gross retention rate. • Improve net promoter score.	• Maintained gross retention rate at the same level as prior years. • Lower NPS than target.
Be a truly global platform company that never accepts the status quo	• Increase customer expansion: Number of customers over $1M, $5M and $10M. • Meet or beat new logos plan.	• Exceeded customers over $10M. • Lower new logos than plan.
Embody our purpose so our work makes the world work	• Deliver DEI plan by increasing percentage of employees who are women and women in leadership and Black/African American, Hispanic/Latinx and underrepresented groups. • Work towards carbon neutrality. • Decrease regrettable attrition. • Improve Employee Voice Survey engagement.	• Exceeded percentage of women and women in leadership targets globally with 32.5% of employees being women and 32.3% of women in leadership positions in 2022. • Increased percentage of Black/African American employees to 3.9%, Hispanic/Latinx employees to 7.2% and employees in underrepresented groups to 14.7% in the U.S. in 2022. • On track for carbon neutrality, as described in the "*Global Impact: Environmental, Social and Governance*" section above. • Lower regrettable attrition and Employee Voice Survey engagement than target.

2022 Annual Cash Incentive Plan Target and Results

The Compensation Committee defined the 2022 annual cash incentive opportunities for each of our NEOs as set forth in the table below. The Compensation Committee increased Mr. Smith's and Ms. Caimi's target opportunity, effective February 1 and March 1, 2022, respectively, in connection with their promotions and retained the prior year's target annual cash incentive opportunity for the other NEOs, which remained competitive based on a comprehensive review of peer pay practices.

The following table provides the actual annual cash bonuses earned by the NEOs during 2022 at a total payout of 90.2% based on (i) the Company's achievement of NNACV, with a funding of 86.0% (weighted at 60%), non-GAAP Subscription Revenues, with a funding of 82.7% (weighted at 20%), and non-GAAP Operating Margin metric, with a funding of 110.3% (weighted at 20%), resulting in a total funding of 90.2% and (ii) the Compensation Committee's review of the performance of the NEOs relative to their individual goals.

Named Executive Officer	Annual Cash Incentive Target (% of base salary)	Annualized Cash Incentive Target	Actual Annual Cash Incentive Target[1]	Actual Cash Incentive Earned[2]
Mr. McDermott	200%	$2,400,000	$2,335,342	$2,106,479
Mr. Desai	100%	$900,000	$883,014	$796,478
Ms. Mastantuono	100%	$750,000	$725,753	$654,630
Mr. Smith[3]	100%	$625,000	$525,116	$473,655
Ms. Caimi	100%	$550,000	$506,195	$456,587

(1) Base salary and the annual cash incentive target changes for 2022 were effective as of March 1, 2022, except for Messrs. Desai and Smith whose base salaries and annual cash incentive target changes were effective as of February 1, 2022. Except for Mr. Smith, the actual annual cash incentive target is the sum of (i) the applicable annual cash incentive target percentage multiplied by the base salary in effect before the effective

date of the respective NEO's base salary change in 2022 and (ii) the applicable annual cash incentive target percentage multiplied by the base salary in effect as of after the respective NEO's base salary effective date. The actual annual cash incentive target for Mr. Smith is the applicable annual cash incentive target percentage multiplied by his base salary that was in effective February 1, 2022.

(2) The actual cash incentive earned is calculated by multiplying the total payout of 90.2% by the annual cash incentive target.

(3) Mr. Smith's actual cash incentive earned was paid out in British Pound Sterling ("GBP"), and amounts were converted to USD at the 12/31/2022 rate of 1 USD to 0.81092 GBP for presentation purposes.

2022 Long-Term Incentive Plan

The 2022 long-term incentive plan awards consist 80% of performance-based PRSUs that vest over three years and 20% of time-based RSUs that vest over four years. The Compensation Committee believes this mix of PRSUs and RSUs supports a high-performance culture, delivers long-term equity compensation that is directly tied to operational and stock price performance and aligns NEO and shareholder interests in achieving sustained value creation.

In January 2022, the Compensation Committee approved LTIP equity awards to each of our NEOs with the target values disclosed below. To control for potential volatility in our stock price on any particular day, the LTIP target values were converted to a number of shares, calculated based on the 20-trading day average closing price of our stock ending on the third trading day prior to the grant date. Consistent with our standard practice, the equity awards were granted to our NEOs on February 15, 2022.

Performance-Based Restricted Stock Units (80% of LTIP Awards)

The PRSUs are a critical element of the executive compensation programs. We design our plans to set aggressive performance targets for executives and to provide competitive rewards if they achieve those targets.

As discussed above, following an extensive review of performance metrics, the Compensation Committee selected NNACV and free cash flow margin as performance metrics and rTSR as a component for the 2022 PRSUs. For 2022, the Board and Compensation Committee established target levels for each performance metric to promote execution against our growth plan and strategic corporate objectives. The PRSUs are earned based on actual performance relative to those targets, with vesting over a three-year period, with the last scheduled vesting subject to adjustment based on the Company's three-year total shareholder return relative to that of the S&P 500 index. The weight, calculation and target for each metric or component are summarized below.

Metric/ Component	Weight	Target	Calculation
NNACV	70%	$1,776 million [1]	NNACV is the annual value of all new contracts minus the annual value of all contracts that have expired and the reduction in annual value from contracts reduced in size or scope, as adjusted for the average of foreign exchange in effect during the forecast period. First-half 2022 NNACV is adjusted for the average foreign exchange rates in effect during December 2021 and second-half 2022 NNACV is adjusted for the average foreign exchange rates in effect during June 2022.
FCF Margin	30%	31.4% [1]	Free cash flow margin is calculated as GAAP net cash provided by operating activities plus cash paid for legal settlements, repayments of convertible senior notes attributable to debt discount and business combination and other related costs including compensation expense, reduced by purchases of property and equipment, as a percentage of total revenues, as adjusted for the average foreign exchange rates in effect during December 2021.
3-year rTSR	Downward or upward adjustment to final vesting between 80% - 120% of Eligible Shares	55th Percentile	Three-year rTSR ranks our TSR against the TSR of companies comprising the S&P 500 index, starting January 1 of the year the PRSU award is granted and ending December 31 of the third year after the grant date.

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(1) At mid-year, the Compensation Committee adjusted the NNACV target and non-GAAP free cash flow margin calculation, as discussed in "— *Section 1 - Executive Summary—2022 Executive Compensation Program Summary.*"

Under the PRSUs, shares are earned based on achievement relative to the NNACV and free cash flow margin targets outlined below ("Eligible Shares"), subject to adjustment based on the three-year rTSR to the S&P 500 (the "Final Eligible Shares"). The Compensation Committee established an achievement schedule that requires a high level of performance to receive a payout. In this regard, no payout is earned if we achieve less than 85% of the target NNACV and do not achieve at least 2 points below the target free cash flow margin. Further, the three-year rTSR component affects the final vesting determination, and the Company must be ranked at the 55th percentile for 100% of the total Eligible Shares to vest at target. If the three-year rTSR is ranked at or below the 40th percentile, then no shares will vest at the final vesting date and if the three-year rTSR is ranked at the 55th percentile, then 20% of the Eligible Shares will vest at the final vesting date and if the three-year rTSR is ranked at the 80th percentile or above, then 40% of the Eligible Shares will vest at the final vesting date. Performance between three-year rTSR ranks is determined on a straight-line basis proportional to the extent to which the pre-established performance objective had been achieved (in no event will the total number of shares awarded exceed 200% of the target number of shares).

The three-year vesting schedule for the Eligible Shares, subject to the NEOs' continued service on each such vesting date, is as follows: 30% of the Eligible Shares vesting after the first year on February 12, 2023, 15% vesting semiannually in year two on each of August 12, 2023 and February 12, 2024, and 20% vesting semiannually in year three on each of August 12, 2024 and February 12, 2025, with the final vesting subject to downward or upward adjustment based on the our three-year rTSR performance. The achievement calculation for each metric of the PRSUs is described in more detail below:

	NNACV (70% weight)		FCF Margin (30% weight)	
	% of Target	Achievement %[1]	Points from Target	Achievement %[1]
Below Threshold	< 85%	—	< -2pts	—
Threshold	85%	50%	-2pts	50%
Target (Original)[2]	100%	100%	-0.5 to +0.5pts	100%
Target (Adjusted)[2]	100%	100%	N/A	N/A
Maximum	120%	200%	2.5pts	200%

3- Year rTSR Ranking	% Adjustment to Eligible Shares of Final Vesting to Determine Final Eligible Shares[1]	Number of Shares Vesting on Final Vest Date[1]
≤ 40th Percentile	80%	—
55th Percentile	100%	20% of the Eligible Shares
≥ 80th Percentile	120%	40% of the Eligible Shares

_____

(1) For NNACV and free cash flow margin performance between the threshold and target (adjusted) performance levels and between the target (original) and maximum performance levels and rTSR performance between percentiles, the achievement level (not to exceed 200% of the target number of shares) is determined on a straight-line basis proportional to the extent to which the pre-established performance objective had been achieved.

(2) Achievement at or between the NNACV target (adjusted) and NNACV target (original), which was originally approved by the Compensation Committee in January 2022 was capped at 100% of the original target payout unless the original performance targets approved in January 2022 had been met, in which case the original payout curves approved would have applied.

Achievement of 86.0% in relation to the NNACV target (weighted at 70%) and achievement of 86.7% in relation to the free cash flow margin target (weighted at 30%) resulted in a total payout of 86.2% and the following number of Eligible Shares for each of the NEOs, as shown below.

Named Executive Officer	Target Number of Eligible Shares[1]	Grant Date Fair Value[2]	Actual Number of Eligible Shares[3]
Mr. McDermott	38,420	$21,620,517	33,119
Mr. Desai	21,830	$12,284,640	18,818
Ms. Mastantuono	14,553	$8,189,996	12,545
Mr. Smith	14,553	$8,189,996	12,545
Ms. Caimi	8,732	$4,914,138	7,527

(1) All awards were granted effective as of February 15, 2022.
(2) The amounts reported represent the February 15, 2022 grant date fair value of the target PRSUs as computed in accordance with ASC Topic 718, which excludes the impact of estimated forfeitures related to performance-based and service-based vesting conditions and does not correspond to the actual economic value that may be received by the NEOs from the equity awards.
(3) Any adjustment to Eligible Shares to arrive at the amount of Final Eligible Shares will be determined after the three-year rTSR measurement period ends December 31, 2025.

Restricted Stock Units (20% of LTIP Awards)

The Compensation Committee believes RSUs are an important component of our LTIP Awards because they encourage behavior and initiatives that support sustained stock price growth while helping us retain high-caliber executives who are critical to the successful execution of our business strategy. The following RSUs were granted to the NEOs under the 2022 LTIP.

Named Executive Officer	Restricted Stock Unit Award (number of shares)	Restricted Stock Unit Award (grant date fair value)[1]
Mr. McDermott	9,605	$5,682,894
Mr. Desai	5,458	$3,229,280
Ms. Mastantuono	3,639	$2,153,051
Mr. Smith	3,639	$2,153,051
Ms. Caimi	2,183	$1,291,594

(1) The amounts reported represent the February 15, 2022 grant date fair value of the RSUs, as computed in accordance with ASC Topic 718, which excludes the impact of estimated forfeitures related to service-based vesting conditions. The amounts reported reflect the accounting cost for the equity awards and do not correspond to the actual economic value that may be received by the NEOs from the equity awards.

2022 Promotion Equity Award

In connection with her promotion, Ms. Caimi was granted a 100% performance-based stock option award on February 15, 2022, with a grant date fair value of $6,500,244. This award will vest only upon the achievement of two challenging stock price performance conditions. To meet the first performance vesting condition, the average closing stock price must be at least $739.58. To meet the second performance vesting condition, the average closing stock price must be at least $887.49. As a result, in order for the option to vest fully, the Company would need to create and maintain approximately $60.0 billion in additional shareholder value from the award grant date (as measured by market capitalization), raising the market capitalization from approximately $120.0 billion to approximately $180.1 billion. This is calculated based on the option exercise price of $591.66 and shares outstanding on December 31, 2021. Subject to such performance conditions being met, 20% of the shares subject to this option shall vest on February 12, 2023, and the remaining shares subject to this option shall vest in equal monthly installments over the subsequent 48 months provided that (i) during the first 30 months following February 12, 2022, the options will vest only if the average closing stock price is 25% higher than $591.66 for the 20-business day period before the time-based vesting date, and (ii) during the second 30 months following February 12, 2022, the options will vest only if the average closing stock price is 50% higher than $591.66 for the 20-business day period before the time-based vesting date (the conditions in clauses (i) and (ii), the "Caimi Performance Conditions"). To the extent any shares subject to this option do not vest on any vesting date as a result of the Caimi Performance Conditions not being satisfied, such shares will roll forward and all accrued shares will vest on the next vesting date on which the applicable Caimi Performance Condition is satisfied. In the event that, as of the final vesting date, the applicable Caimi Performance Condition is not satisfied with respect to any shares subject to this option and such shares have been rolled forward, such accrued roll forward shares shall vest on the date the applicable Caimi Performance Condition is satisfied during the remaining term of this option ending February 15, 2032, subject to continued service of Ms. Caimi on each vesting date.

Section 4 - Other Compensation Policies and Information

Compensation Philosophy and Objectives

Our executive compensation program is designed to align with our pay-for-performance philosophy, drive achievement of our strategic and financial goals and continue to incentivize value creation for all of our stakeholders.

We operate in an extremely competitive market for talent. While there is a great deal of media attention on layoffs at other technology companies, the unemployment rate in the tech industry remains less than 2% as of January 2023. In our industry, there continues to be substantial and continuous competition for leadership with the experience and aptitude to motivate and lead product, engineering, sales, general and administrative, and operations teams. Further, our continued success has made our employees and executives more attractive as candidates for employment with other companies, and they are subject to significant ongoing recruiting efforts by other companies in the technology industry generally. As such, we design our executive total compensation program to achieve the following objectives:

- attract, motivate and retain leaders of outstanding ability and potential in an extremely competitive market for talent, to become the Defining Enterprise Software Company of the 21st Century;
- appropriately reward strong performance, motivate outperformance and meaningfully align our compensation program with the creation of short- and long-term value for our stakeholders;
- demand and reward the achievement of aggressive key performance targets;
- incentivize long-term, sustained performance;
- demonstrate disciplined equity usage;
- ensure a program design that executives can understand and can appreciate the value relative to competing alternatives;
- manage the business to our purpose of making the world work better for everyone; and
- reinforce our values, which serve to motivate our leaders to deliver the highest level of Company, team and individual performance.

Peer Group

In connection with its broader engagement, the Compensation Committee annually engages Compensia to assist it in a review and revision of our compensation peer group. As described below, the 2022 Peer Group consisted of technology companies with similar business models that compete with us for executive talent, are located in the Bay Area or other key technology hubs and have similar revenues, market capitalization and number of employees. While the Compensation Committee takes into account compensation practices among the peer group, the Compensation Committee uses this information as one of many factors in its deliberations on pay practices and does not benchmark compensation levels to specific percentiles.

The Compensation Committee reviews the compensation data drawn from the compensation peer group, in combination with industry-specific compensation survey data, to develop a subjective representation of the "competitive market" with respect to current executive compensation levels and related policies and practices. The Compensation Committee then evaluates how our pay practices and the compensation levels of our NEOs compare to the competitive market. As part of this evaluation, the Compensation Committee also reviews the performance metrics and performance goals generally used within the competitive market to reward performance.

In July 2021, the Compensation Committee reevaluated our peer group and taking into account Compensia's review and recommendation, approved an updated peer group consisting of 16 publicly-traded companies (the "2022 Peer Group"). Akamai Technologies, Inc., Arista Networks, Inc., Splunk Inc. and VeriSign, Inc., were removed from the 2022 Peer Group because they no longer met our targeted selection criteria relating to, among other factors, market capitalization and revenue. Electronic Arts Inc., Pinterest, Inc. and Twilio Inc. were added after considering their alignment with our target selection criteria, for market capitalization and revenue. The resulting peer group positions us at the 49th percentile on revenue (ninth among our 16 peers) and 66th percentile on market capitalization (7th among our 16 peers).

In connection with compensation deliberations beginning July 2021, the Compensation Committee referenced a survey of the 2022 Peer Group plus the Supplemental Reference Group discussed below. To provide supplemental information in cases where market data was not available for peer companies, the Compensation Committee also referenced the Radford Global Technology Survey, a broad survey covering U.S. software companies with revenue between $1.5 billion and $20 billion.

2022 Peer Group

Adobe Inc.	Intuit Inc.	Twilio Inc.
Autodesk, Inc.	Palo Alto Networks, Inc.	Twitter, Inc.
Block, Inc.	PayPal Holdings, Inc.	VMware, Inc.
DocuSign, Inc.	Pinterest, Inc.	Workday, Inc.
eBay Inc.	Salesforce, Inc.	Zoom Video Communications, Inc.
Electronic Arts Inc.		

In addition, as a reference, the Compensation Committee reviewed the compensation practices of Alphabet Inc., Amazon.com Inc., Apple Inc., Microsoft Corporation and Oracle Corporation (the "Supplemental Reference Group") because we compete for the same executive talent and our executives are frequently and aggressively recruited by these companies. However, the Compensation Committee did not include these companies in the 2022 Peer Group given their larger scale.

In July 2022, the Compensation Committee reevaluated our peer group and, taking into account Compensia's review and recommendation, approved an updated peer group consisting of 14 publicly-traded companies (the "2023 Peer Group"). DocuSign, Inc. and Pinterest, Inc. were removed for no longer meeting the targeted selection criteria, particularly with respect to market capitalization. The resulting peer group positions us at the 43rd percentile on revenue (ninth among our 14 peers) and 79th percentile on market capitalization (4th among our 14 peers).

In connection with compensation deliberations beginning July 2022, the Compensation Committee referenced a survey of the 2023 Peer Group plus the Supplemental Reference Group, as well as the Radford Global Technology Survey.

2023 Peer Group

Adobe Inc.	Intuit Inc.	Twitter, Inc.[1]
Autodesk, Inc.	Palo Alto Networks, Inc.	VMware, Inc.
Block, Inc.	PayPal Holdings, Inc.	Workday, Inc.
eBay Inc.	Salesforce, Inc.	Zoom Video Communications, Inc.
Electronic Arts Inc.	Twilio Inc.	

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(1) Although Twitter, Inc. was acquired October 2022, it remains a part of the 2023 Peer Group given its public compensation information continues to serve as a helpful datapoint for the relevant period.

Compensation Setting Process

Role of the Compensation Committee

The Compensation Committee, composed entirely of independent directors, is responsible for reviewing and approving the compensation of our NEOs, subject to any approval of our Board that the Compensation Committee or legal counsel determines to be desirable or required by applicable law or NYSE rules. The Compensation Committee also oversees our compensation and benefit plans and policies and administers our equity compensation plans.

The Compensation Committee operates under a written charter adopted by our Board. A copy of the charter is posted on the Investor Relations section of our website located at investors.servicenow.com. For additional information about the Compensation Committee, please see the section titled "*Board and Corporate Governance Matters—Committees of Our Board of Directors.*"

Role of our Chief Executive Officer

Each year, our CEO evaluates the performance of our NEOs and makes recommendations to the Compensation Committee with respect to base salary adjustments, target cash bonus opportunities, actual bonus payments and equity awards for each of the other NEOs. While the Compensation Committee takes these recommendations into account, it exercises its own independent judgment in approving compensation of our NEOs.

Role of Compensation Consultant

For 2022, the Compensation Committee retained Compensia, a national independent compensation consulting firm, to assist in developing our executive compensation program. Compensia representatives met informally with the Chair of the Compensation Committee and formally with the Compensation Committee during its regular meetings, including in executive sessions from time to time without management present. Compensia worked directly with the Compensation Committee (and not on behalf of management) to assist the Compensation Committee in satisfying its responsibilities.

During 2022, Compensia performed the following services for the Compensation Committee:
- Assisted in the review and update the compensation peer group;
- Provided compensation data and analysis based on similarly-situated NEOs at our compensation peer group companies;
- Reviewed the base salaries and short- and long-term incentive compensation program practices based on similarly-situated companies;
- Advised on non-employee director compensation, including based on compensation data and analysis of our peer group companies and compensation limits;
- Advised on implementing the 2022 New-Hire Equity Incentive Plan;
- Advised on the proposed Amendment and Restatement of the 2021 Equity Incentive Plan; and
- Updated the Compensation Committee on emerging executive compensation trends and best practices.

Compensia, which maintains a policy specifically designed to prevent conflicts of interest, does not provide us any other services. In addition, the Compensation Committee has assessed the independence of Compensia taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and NYSE rules, and concluded that the work Compensia performs for the Compensation Committee does not create a conflict of interest.

Compensation Governance

Stock Ownership Guidelines

The Compensation Committee has adopted stock ownership guidelines for the non-employee members of our Board and the NEOs. The non-employee directors are required to own shares of our common stock with a value equal to three times their annual cash retainer fee. Our executive officers are required to own shares of our common stock with a value equal to a specific multiple of their base salary as indicated in the following table:

Executive Level	Market Value of Shares Owned as a Multiple of Base Salary
Chief Executive Officer	Three Times (3x)
Other Executive Officers	One Time (1x)

The non-employee members of our Board and our executive officers are required to meet these guidelines within five years of becoming subject to them. All of our executive officers and directors who are required to have met these guidelines as of the date of filing have met their applicable stock ownership requirement.

Compensation Recovery Policy ("Clawback")

The Compensation Committee has adopted a policy that grants the Board the authority to demand the repayment of any performance-based cash or equity compensation paid to our executive officers where the payments were predicated upon the achievement of financial results that were subsequently found to be based on fraud or intentional misconduct and that lead to a financial restatement. This policy applies to current and former executive officers subject to the reporting requirements of Exchange Act Section 16 who were involved in the fraud or misconduct, and the amount that is required to be repaid is the amount erroneously paid or earned in excess of what would have been paid or earned under the accounting restatement. The Compensation Committee will review and approve a revised clawback policy to comply with new NYSE rules relating to the recoupment of compensation in connection with a financial restatement, following approval of those rules by the SEC. In addition to the foregoing, our CEO and CFO are subject to the compensation recovery provisions of Sarbanes-Oxley Act Section 304.

Hedging and Pledging Prohibition

Our insider trading policy prohibits our executive officers, the non-employee members of our Board and our employees from purchasing our securities on margin, borrowing against any account in which our securities are held or pledging our securities as collateral for any purpose. Our insider trading policy also prohibits such individuals from engaging in any hedging transaction with respect to our securities.

Other Compensation Practices

Retirement Plans and Other Employee Benefits

We have established a tax-qualified retirement plan under Section 401(k) of the U.S. Internal Revenue Code (the "Code") for all of our U.S. employees, including our executive officers, who satisfy certain eligibility requirements, including requirements relating to age and length of service. In 2022, we matched 50% of an employee's 401(k) salary deferrals, up to a maximum of 6% of an employee's eligible earnings and IRS limits. We intend for the plan to qualify under Section 401(a) of the Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

In addition, we provide other benefits to our executive officers on the same basis as all of our full-time employees. These benefits include health, dental and vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices, the competitive market and our employees' needs.

Perquisites and Other Personal Benefits

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. We provide a tax gross-up in connection with attendance at an annual Company-sponsored trip for all attendees, including any of our executive officers. We have and may continue to provide relocation benefits to executive officers. We provide car allowances to our sales, pre-sales, and customer-facing employees, including any of our executive officers. We provide long-term disability insurance to our CEO. We provide healthcare or insurance premium benefits to our executive officers. Typically, we do not provide any other perquisites or other personal benefits to our executive officers. Although, we may do so in limited and targeted circumstances, including, but not limited to, when the Compensation Committee determines it is appropriate and beneficial to the Company's business to assist an individual executive officer in the performance of his or her duties or to make our executive team more efficient and effective and/or for recruitment, motivation, or retention purposes. Future practices with respect to perquisites or other personal benefits for executive officers will be subject to review by the Compensation Committee.

In addition, certain of our executive officers are permitted to travel on a chartered aircraft in accordance with the Company's Chartered Air Travel Policy. The Chartered Air Travel Policy, which requires annual reporting to the Compensation Committee to ensure transparency and appropriate oversight, allows for personal guests of executive officers to travel on business-related flights on the aircraft under certain limited circumstances. The policy also allows certain executive officers to use the aircraft for personal travel. If the executive does not reimburse for personal use, such use would result in imputed income to the executive officer under U.S. Internal Revenue Service regulations and, to the extent applicable, required in the Summary Compensation table as "all other compensation" equal to the aggregate incremental cost to the Company of such personal travel.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Generally, Section 162(m) of the Code disallows a federal income tax deduction for public corporations of remuneration in excess of $1 million paid for any fiscal year to their chief executive officer and up to three other executive officers whose compensation is required to be disclosed to their shareholders under the Exchange Act because they are the corporation's most highly-compensated executive officers.

In approving the amount and form of compensation for the NEOs, the Compensation Committee considers all elements of our cost of providing such compensation, including the potential impact of Section 162(m). The Compensation Committee believes, however, that our shareholder interests are best served by retaining its discretion and flexibility in awarding compensation, even though some compensation awards may result in non-deductible compensation expense. Therefore, the Compensation Committee has approved base salaries and other cash and equity compensation awards for our executive officers that are not deductible in 2022 or in future taxable years.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and members of our Board who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the Company that exceeds certain prescribed limits, and that we (or our successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any NEOs with a "gross-up" or other reimbursement payment for any tax liability that he or she may owe as a result of the application of Sections 280G or 4999 of the Code during 2022, and we have not agreed, and are not otherwise obligated, to provide any executive officer with such a "gross-up" or other reimbursement payment.

Accounting for Stock-Based Compensation

The Compensation Committee takes accounting considerations into account in designing compensation plans and arrangements for our executive officers, other employees and members of our Board. Chief among these is ASC Topic 718, the standard which governs the accounting treatment of stock-based compensation awards.

ASC Topic 718 requires us to measure and record in our consolidated statement of comprehensive income all share-based payments to our executive officers, other employees and members of our Board, including grants of stock options, RSU awards and PRSU awards, based on their grant date fair values.

ASC Topic 718 also requires us to recognize the compensation cost of these share-based payments in our consolidated statement of comprehensive income over the requisite service period, which is generally the period that an employee or member of our Board is required to render service in exchange for the option or other award (which, generally, will correspond to the award's vesting schedule). We recognize compensation cost related to stock options and RSU awards on a straight-line basis over the requisite service period. For stock options and PRSUs with service and performance or market conditions, expenses are recognized on a graded vesting basis over the requisite service period and for awards with performance conditions, when it is probable that the performance condition will be achieved. This has the impact of greater compensation cost during the initial years of the vesting period as compensation cost is recognized over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards.

These calculations are performed for accounting purposes and reported in the compensation tables below as of the grant date or modification date, as applicable, even though our NEOs and members of our Board may never realize any value from their awards or may actually realize a value substantially different from the estimated and herein reported value.

Employment Arrangements with NEOs

We entered into employment agreements with the NEOs. Each of these agreements provides for "at will" employment and sets forth the initial terms and conditions of employment of each NEO, including base salary, target annual bonus opportunity, standard employee benefit plan participation, a recommendation for an initial grant of equity awards, opportunities for post-employment compensation and vesting acceleration terms. These agreements also set forth the rights and obligations of each party and protect both parties' interests in the event of a termination of employment by providing for certain payments and benefits under specified circumstances, including following a change in control of the Company. These offers of employment were each subject to execution of a standard proprietary information and invention assignment agreement and proof of identity and work eligibility in the United States.

In filling our executive positions, it may be necessary to develop competitive compensation packages to attract qualified candidates with the requisite experience and skills to manage a growing business in our unique market niche. At the same time, the Compensation Committee is sensitive to the need to balance both competitive and internal equity considerations.

Each of these arrangements, and any amendments thereto, was negotiated on our behalf by the Compensation Committee or our Chief Executive Officer (and in each case approved by the Compensation Committee). We believe that these agreements were necessary to induce these individuals to forgo other employment opportunities or leave their then-current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

Material Employment Terms

A summary of the material terms and conditions of our employment and change in control agreements with our NEOs follows.

Mr. McDermott

On October 21, 2019, we entered into an employment agreement with Mr. McDermott to serve as our President and Chief Executive Officer, starting November 18, 2019. In hiring Mr. McDermott, our Board of Directors approved an employment agreement with an initial term of five years. Mr. McDermott's employment agreement provides for an initial annual base salary subject to review by the Compensation Committee at least annually and a target annual cash bonus opportunity based on his performance relative to one or more performance objectives established each year by the Compensation Committee.

Additionally, in order to attract Mr. McDermott to the role and establish alignment with shareholders' interests, including incentivizing growth in shareholder returns, the Board approved a fiscal year LTIP equity award and certain one-time equity awards and payments in conjunction with hiring Mr. McDermott, of which the following remain outstanding and subject to vesting or payment:

• a new hire RSU award representing 63,925 shares of common stock (the "New Hire RSU"), which will become fully vested in November 2024;

• a new hire performance-based stock option to purchase 160,646 shares of our common stock, which shall vest over five years only upon satisfaction of aggressive performance targets followed by additional time-based vesting requirements (the "New-Hire Option"). In order for this performance-based New-Hire Option to vest fully, the Company would need to create and maintain at least $25.1 billion in shareholder value (measured by market capitalization), raising the market capitalization from approximately $50.2 billion to approximately $75.3 billion.

Subject to the performance conditions being met, 20% of the shares subject to the New-Hire Option shall vest on November 15, 2020, and the remaining shares subject to the New-Hire Option shall vest in equal monthly installments over the subsequent 48 months, provided that (i) on each vesting date on or prior to May 13, 2022, no shares shall vest unless the average of the daily closing prices of our common stock on the NYSE for the 20-business day period prior to the applicable vesting date (the "Average Stock Price") is at least 25% higher than $266.31, the exercise price of the New-Hire Option (thus raising the required market capitalization of the Company from approximately $50.2 billion to approximately $62.8 billion), and (ii) on each vesting date from May 13, 2020, until November 15, 2024, no shares shall vest unless the Average Stock Price is at least 50% higher than $266.31 (thus raising the required market capitalization of the Company from approximately $62.8 billion to approximately $75.3 billion) (the conditions in clauses (i) and (ii), the "McDermott Option Performance Conditions"). To the extent any shares subject to the New-Hire Option do not vest on any vesting date as a result of the

McDermott Option Performance Conditions not being satisfied, such shares will roll forward and all accrued shares will vest on the next vesting date on which the applicable Performance Condition is satisfied or on the later date the applicable Performance Condition is satisfied during the remaining term of the New-Hire Option, provided that Mr. McDermott remains employed as our CEO through such date, subject to the acceleration provisions described in his employment agreement; and

•   a contingent payment with respect to Mr. McDermott's vested right to receive certain payments under a long-term incentive plan from his previous employer over a four-year period beginning in 2020 (the "LTIP Make-Whole Payment"). Should Mr. McDermott's previous employer not make the required payments within thirty (30) days, after a formal demand by Mr. McDermott to ServiceNow for payment, ServiceNow shall pay Mr. McDermott a cash amount equal to the difference between the specific payments required to be made to Mr. McDermott and the amount actually received by Mr. McDermott (such payments not to be made upon a termination for Cause or without Good Reason (as defined in the employment agreement)). Further, the Company previously paid $3,900,000 to restore the benefit to Mr. McDermott of a payment that his prior employer refused to make as compensation for certain non-competition undertakings (the "Non-Competition Make-Whole Payment"). The Company agreed to the Non-Competition Make-Whole Payment in the interest of avoiding the distraction of Mr. McDermott trying to resolve this situation with his prior employer, so that he could continue to devote his time and attention to aggressively pursue the Company's growth strategy. The total of the Non-competition Make-Whole Payment and any and all LTIP Make-Whole Payments will not exceed $21,115,498 in the aggregate. For avoidance of doubt, in the event that there is a shortfall on the LTIP Make-Whole Payments from Mr. McDermott's prior employer and the Company is required to make LTIP Make-Whole Payments, the total of such payments, together with the Non-Competition Make-Whole Payment shall not exceed $21,115,498. As of December 31, 2022, the Company has paid a total of approximately $11.7 million under both the provisions for Non-Competition Make-Whole Payments and LTIP Make-Whole Payments. Following any payment made in 2023, there will be no additional payments potentially to be made under the LTIP Make Whole Payment provisions.

Other NEOs

We have employment agreements with each of our other NEOs. These agreements have been filed or incorporated by reference as exhibits to the Company's 2022 Annual Report on Form 10-K.

Each NEO's employment agreement, as amended, and/or equity award agreements also contain provisions that provide for certain payments and benefits upon (i) a change in control of the Company, (ii) an involuntary termination, or (iii) an involuntary termination in connection with a change in control of the Company, as discussed more fully immediately below.

Potential Payments upon Termination or Change in Control

The NEOs below are eligible to receive certain payments and/or benefits, including acceleration of vesting of outstanding equity awards, in connection with (i) a change in control of the Company, (ii) an involuntary termination (as defined below), or (iii) an involuntary termination in connection with a change in control of the Company. Below sets forth the compensation of our NEOs in the event of an involuntary termination or change in control, or both.

The actual amounts that would be paid or distributed to an eligible NEO upon the occurrence of a triggering event occurring in the future may be different from those presented below as many factors will affect the amount of any payments and benefits to be distributed. For example, some of the factors that could affect the amounts payable include an NEO's base salary and the market price of our common stock. Although we have entered into a written agreement to provide severance payments and benefits in connection with a triggering event under particular circumstances, we, or an acquirer, may mutually agree with any NEO to provide payments and benefits on terms that vary from those currently contemplated. In addition to the amounts presented below, an NEO would also be able to exercise any previously vested stock options that such individual held. For more information about the NEOs' outstanding equity awards as of December 31, 2022, please see the section titled "*Executive Compensation Tables—2022 Outstanding Equity Awards at Fiscal Year End*" below. Finally, the NEOs are eligible to receive any benefits accrued under our broad-based benefit plans, in accordance with the terms of those plans and policies.

Mr. McDermott

Termination of Employment not in Connection with a Change in Control

If Mr. McDermott's employment with us is terminated after his employment agreement's initial five-year term as a result of non-renewal by us, then, if the McDermott Option Performance Conditions (as defined above under the section titled "—*Material Employment Terms*") are achieved at or within two years after the initial five-year term, Mr. McDermott will receive immediate acceleration of the number of then-unvested shares subject to the New-Hire Option that are subject to such conditions. Receipt of these severance benefits is conditioned on the execution (without subsequent revocation) by Mr. McDermott of a release of claims in favor of the Company.

If Mr. McDermott's employment with us is terminated without "Cause" or for "Good Reason" other than in connection with a "Change in Control" (each as defined in his employment agreement), then Mr. McDermott will be entitled to receive a lump sum payment equal to 12 months of his then current base salary, a lump sum payment equal to his "Actual Bonus" (as defined in his employment agreement) for the then-current fiscal year based on actual achievement of Company performance objectives and deemed 100% achievement of personal performance objectives (if any), 12 months of premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), 15 months acceleration of any then-unvested shares subject to the New-Hire RSU, and acceleration of a number of then-unvested shares subject to any additional outstanding equity awards, excluding any future PRSU awards and excluding the PSO Award (discussed separately below), equal to the number of shares that would have vested during the next 15-month period following termination if Mr. McDermott had remained employed as our CEO through such period, subject to any performance goal having been achieved on or prior to his termination. In addition, if the McDermott Option Performance Conditions are achieved on or within two years of his termination date, then Mr. McDermott will also be entitled to receive acceleration of any then-unvested shares subject to the New-Hire Option that are subject to such conditions and that would have time-vested during the 15-month period following his termination. Receipt of these severance benefits is conditioned on the execution (without subsequent revocation) by Mr. McDermott of a release of claims in favor of the Company.

Termination of Employment in Connection with a Change in Control

If Mr. McDermott's employment with us is terminated without Cause or for Good Reason within the period beginning three months prior to and ending 12 months following a change in control, then Mr. McDermott will be entitled to receive a lump sum payment equal to 24 months of his then-current base salary, a lump sum payment equal to 100% of his Target Bonus (as defined in his employment agreement) for the then-current fiscal year, 18 months of COBRA premiums, acceleration in full of any then-unvested shares subject to the New-Hire RSU, acceleration in full of any then-unvested shares subject to the New-Hire Option to the extent the Performance Conditions have been achieved upon the change in control or are achieved during any post-change in control period prior to his termination, acceleration in full of any then-unvested shares subject to his 2020 PRSU award to the extent of achievement of the performance metric from the first date of the fiscal year in which the change in control occurs through the last completed quarter, acceleration in full of any then-unvested shares subject to his 2021 PRSU award and 2022 PRSU award to the extent of achievement of (i) the performance metrics during the first fiscal year of the terms of the respective awards and (ii) the three year rTSR component and acceleration in full of any then-unvested shares subject to any additional outstanding equity awards, excluding the PSO Award (discussed separately below) and any future PRSU awards unless otherwise provided by the terms of such grants. Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by Mr. McDermott of a release of claims in favor of the Company.

Treatment upon a Change in Control

In addition to the rights described above, in the event of a change in control, if the New-Hire RSU or the New-Hire Option are not assumed, continued or substituted in the change in control, then the vesting of the New-Hire RSU will accelerate in full immediately prior to the change in control, the New-Hire Option will accelerate in full immediately prior to the change in control to the extent the McDermott Option Performance Conditions have been achieved upon the change in control, and any other unvested equity will be treated as set forth in the applicable award agreements.

For discussion of the PSO Awards, please see the section titled "—*Treatment of the PSO Awards upon a Termination of Employment, Change in Control or Death or Disability"* below.

Mr. Desai and Ms. Caimi

The following terms apply to each of Mr. Desai and Ms. Caimi. If the executive's employment with us is terminated without Cause or if the executive resigns their employment for Good Reason other than in connection with a Change in Control (as such terms are defined in their employment agreement), then the executive will be entitled to receive a lump sum payment equal to six months of their then current base salary, a lump sum payment equal to 50% of their Actual Bonus (as defined in the executive's employment agreement), and six months of COBRA premiums. If the executive's employment with us is terminated without Cause or if the executive resigns their employment for Good Reason within the period three months prior to or 12 months following a Change in Control, then the executive will be entitled to receive a lump sum payment equal to six months of their then current base salary, a lump sum payment equal to 50% of their Target Bonus (as defined in the executive's employment agreement), six months of COBRA premiums, and acceleration of 100% of the number of then-unvested shares subject to equity grants excluding the PSO Award (which is discussed separately below). Receipt of these severance benefits is conditioned on execution (without subsequent revocation) by the executive of a release of claims in favor of the Company. For discussion of the PSO Awards, please see the section titled "— *Treatment of the PSO Awards upon a Termination of Employment, Change in Control or Death or Disability*" below.

Ms. Mastantuono

If Ms. Mastantuono's employment with us is terminated without Cause or Ms. Mastantuono resigns her employment for Good Reason other than in connection with a Change in Control (as such terms are defined in her employment agreement), then Ms. Mastantuono will be entitled to receive a lump sum payment equal to six months of her then current base salary, a lump sum payment equal to 50% of her Actual Bonus (as defined in her employment agreement), and six months of COBRA premiums. If Ms. Mastantuono's employment with us is terminated without Cause or Ms. Mastantuono resigns her employment for Good Reason within the period three months prior to or 12 months following a Change in Control, then Ms. Mastantuono will be entitled to receive a lump sum payment equal to six months of her then current base salary, a lump sum payment equal to 100% of her Target Bonus (as defined in her employment agreement), six months of COBRA premiums, and acceleration of 100% of the number of then-unvested shares subject to equity grants excluding the PSO Award (discussed separately below). Receipt of these severance benefits is conditioned on the execution (without subsequent revocation) by Ms. Mastantuono of a release of claims in favor of the Company. For discussion of the PSO Awards, please see the section titled "—*Treatment of the PSO Awards upon a Termination of Employment, Change in Control or Death or Disability*" below.

Mr. Smith

If Mr. Smith's employment with us is terminated without Cause or he resigns his employment for Good Reason other than in connection with a Change in Control (as such terms are defined in his employment agreement), then Mr. Smith will be entitled to receive a lump sum payment equal to six months of his then current base salary, a lump sum payment equal to 50% of his Actual Bonus (as defined in his employment agreement), and six months of health care coverage for him and his dependents or reimbursement of the costs of such coverage at a cost equivalent to costs and fees incurred by us immediately prior to Mr. Smith's termination of employment. If Mr. Smith employment with us is terminated without Cause or he resigns his employment for Good Reason within the period three months prior to or 12 months following a Change in Control, then Mr. Smith will be entitled to receive a lump sum payment equal to six months of his then current base salary, a lump sum payment equal to 50% of his Target Bonus (as defined in his employment agreement), six months of health care coverage for him and his dependents or reimbursement of the costs of such coverage at a cost equivalent to costs and fees incurred by the us immediately prior to the Mr. Smith termination of employment, and acceleration of 100% of the number of then-unvested shares subject to equity grants excluding the PSO Award (discussed separately below). Receipt of these severance benefits is conditioned on the execution (without subsequent revocation) by Mr. Smith of a release of claims in favor of the Company. For discussion of the PSO Awards, please see the section titled "—*Treatment of the PSO Awards upon a Termination of Employment, Change in Control or Death or Disability*" below.

Treatment of the PSO Awards upon a Termination of Employment, Change in Control or Death or Disability

Upon a change of control, then-unvested options to purchase shares of common stock granted pursuant to the PSO Awards will not automatically fully accelerate. Rather, in connection with a change in control, the subscription revenues thresholds will be disregarded and achievement of the stock price thresholds will be measured using the per share common stock price (plus the per share of common stock value of any other consideration) received by the shareholders in the change in control. Any such resulting "achieved" shares and, in the case of a change in control prior to the two-year anniversary of the applicable grant date ("Two-Year Cliff"), any previously achieved shares, will vest on the change in control. The Two-Year Cliff will not apply to previously-achieved shares in the event of an NEO's death or permanent disability.

Death Benefits

In the event of an employee death, including the NEOs, employees are eligible to receive the following payments and benefits:

- a lump-sum payment equal to his or her then-annual base salary for a period of six months from the date of death;
- a lump-sum payment equal to 100% of his or her then-annual bonus target, prorated for the date of death, less any payouts already earned and received in that bonus period;
- a lump-sum payment equal to 100% of the greater of either his or her then-annual (1) target, or (2) actual commission earnings, prorated for date of death, less any commission payouts already earned and received;
- health insurance premiums for the employee's eligible dependents under our group health insurance plans as provided under COBRA (or similar programs for employees based outside of the United States) for 12 months following the date of the employee's death; and
- the immediate vesting of the employee's then-unvested shares of our common stock subject to outstanding equity awards excluding the PSO Award (discussed separately above), up to maximum value of $5,000,000, calculated as the fair market value per share minus the exercise price per share (if any), multiplied by the number of shares being accelerated.

REPORT OF THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

The information contained in the following report of the Leadership Development and Compensation Committee is not considered to be "soliciting material" and shall not be deemed "filed" or incorporated by reference in any filing by ServiceNow under the Exchange Act or the Securities Act unless and only to the extent ServiceNow specifically incorporates it by reference.

The Leadership Development and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the Leadership Development and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2022.

Submitted by the Leadership Development and Compensation Committee:

Jeffrey A. Miller (Chair)
Susan L. Bostrom

2022 Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the NEOs for services rendered in all capacities for 2022, 2021 and 2020.

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)		Total ($)
William R. McDermott, *Chief Executive Officer*	2022	1,166,667	—	27,303,411	—	2,106,479	7,925,971	[5]	38,502,528
	2021	1,000,000	—	22,984,959	139,242,879 [6]	2,571,699	2,500		165,802,037
	2020	1,000,000	—	18,408,206	—	1,782,000	3,933,850	[7]	25,124,056
Chirantan "CJ" Desai, *President and Chief Operating Officer*	2022	883,333	—	15,513,921	—	796,478	31,558		17,225,290
	2021	687,500	—	14,365,643	38,441,125 [6][8]	921,755	2,500		54,418,523
	2020	620,833	—	10,930,083	—	742,500	2,000		12,295,416
Gina Mastantuono, *Chief Financial Officer*[9]	2022	725,000	—	10,343,046	—	654,630	31,558		11,754,234
	2021	591,667	—	8,619,804	14,220,458 [6]	793,170	9,029	[10]	24,234,128
	2020	539,776	—	15,648,102 [11]	—	640,903	438,000	[12]	17,266,781
Paul Smith, *Chief Commercial Officer*[13]	2022	930,035	—	10,343,046	—	473,655	61,129	[14]	11,807,865
Lara Caimi, *Chief Customer Officer and GM, Impact and Services*[15]	2022	535,833		6,205,732	6,500,244 [16]	456,587	33,261	[17]	13,731,657

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(1) Base salary changes for 2022 were effective March 1, 2022 except for Messrs. Desai and Smith, whose salaries were effective February 1, 2022. Fiscal year 2021 and 2020 base salary changes were effective March 1, 2021 and March 1, 2020, respectively.

(2) The amounts reported in the Stock Awards and Option Awards columns represent the grant date fair value of the RSUs, target PRSUs and stock options to purchase shares of our common stock, respectively, and, if applicable, reflect the incremental fair value of the modified PRSUs on the modification date granted to the NEOs, in each case as computed in accordance with ASC Topic 718. The fair value of our common stock on the date of grant or modification is used to calculate the fair value of RSUs and PRSUs, the Black-Scholes options pricing model is used to calculate the fair value of stock option grants with only service-based vesting conditions and a Monte Carlo simulation is used to calculate the fair value of stock option grants with service-, performance- and market-based vesting conditions, as applicable and as disclosed in Notes 2 and 14 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2022. The amounts reported in this column include the incremental impact upon modification, if applicable, and exclude the impact of estimated forfeitures related to service-based and performance-based vesting conditions, reflect the accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by the NEOs from the equity awards. The amounts reported for the PRSUs assume the probable outcome of the performance conditions at the grant date or at the modification date, as applicable (i.e., based on target level performance). If the PRSUs were instead valued based on the maximum outcome of the applicable performance condition (i.e., based on maximum level performance), the total amount for the PRSU awards reported in this column for 2022 would increase as follows: Mr. McDermott, from $21,620,517 to $38,294,128; Mr. Desai, from $12,284,640 to $21,758,565; Ms. Mastantuono, from $8,189,996 to $14,506,664; Mr. Smith, from $8,189,996 to $14,506,664; and Ms. Caimi, from $4,914,138 to $8,704,325.

(3)   The amounts reported in the Non-Equity Incentive Plan Compensation column for 2022 represent annual cash bonuses paid to the NEOs as described under "*Compensation Discussion and Analysis—Section 3 - 2022 Executive Compensation Program— 2022 Annual Cash Incentive Plan*" above.

(4)   Amounts reported for 2020, 2021 and 2022 include matching contributions under our 401(k) Plan in the amount of $2,000, $2,500 and $6,100, respectively, for each executive officer except for Mr. Smith. Amounts reported for 2022 include the cost of Mr. Smith's attendance at a Company-sponsored trip in the amount of $11,271 and the cost of Messrs. McDermott, Desai's and Mses. Mastantuono and Caimi's attendance at a Company-sponsored trip in the amount of $25,458.

(5)   In addition to the 401(k) Plan match described in Footnote 4 above, this amount represents the aggregate of (i) $7,762,511 additional LTIP Make-Whole Payment made to Mr. McDermott pursuant to his 2019 employment agreement as described above under "*Compensation Discussion and Analysis—Section 4 - Other Compensation Policies and Information— Employment Arrangements with NEOs,*" (ii) $73,943 for reimbursement of long-term disability insurance premium, and (iii) $57,958 for expenses related to personal use of the Company's chartered aircraft.

(6)   These PSO Awards will vest only if challenging performance metrics are met over an approximately five-year performance period. These PSO Awards may vest in eight equal tranches, and any tranche may vest only if both subscription revenues and stock price performance metrics are met in addition to service requirements. The performance period in which the performance targets may be met is from October 29, 2021, to and including September 30, 2026.

(7)   In addition to the 401(k) Plan match described in Footnote 4 above, this amount represents the aggregate of (i) $3,900,000 Non-Competition Make-Whole Payment made to Mr. McDermott pursuant to his 2019 employment agreement as described above under "*Compensation Discussion and Analysis—Section 4 - Other Compensation Policies and Information— Employment Arrangements with NEOs,*" and (ii) $31,850 for reimbursement of expenses for legal or other advisors incurred in the review and finalization of Mr. McDermott's employment agreement pursuant to the terms of such agreement.

(8)   In addition to Mr. Desai's PSO Award described in Footnote 6 above, this amount includes a one-time performance-based stock option award Mr. Desai received in February 2021, with a grant date fair value of $9,999,923. These options will vest if challenging performance metrics are met. During the first 30 months following February 8, 2021, the options will vest only if the average closing stock price is 25% higher than $587.91 for the 20-business day period before the time-based vesting date. During the second 30 months following February 8, 2021, the options will vest only if the average closing stock price is 50% higher than $587.91 for the 20-business day period before the time-based vesting date.

(9)   Ms. Mastantuono became our Chief Financial Officer effective January 8, 2020, and was not a NEO in 2019. The amounts Ms. Mastantuono received in 2020 are pro-rated to reflect her period of employment during 2020.

(10)   In addition to the 401(k) Plan match described in Footnote 4 above, this amount represents relocation expense reimbursements of $6,529 pursuant to Ms. Mastantuono's employment agreement.

(11)   This amount includes a one-time new hire RSU award with a grant date fair value of $8,744,563 pursuant to Ms. Mastantuono's employment agreement.

(12)   In addition to the 401(k) Plan match described in Footnote 4 above, this amount represents relocation expense reimbursements of $436,000 pursuant to Ms. Mastantuono's employment agreement.

(13)   Mr. Smith was not a NEO in 2021 or 2020. Mr. Smith's base salary, non-equity incentive plan compensation and other compensation are paid in GBP; amounts shown in the table have been converted to USD at the 12/31/2022 rate of 1 USD to 0.81092 GBP.

(14)   This amount represents the aggregate of (i) $32,577 of Company matching contributions under our UK Workplace Pension Scheme pursuant to Mr. Smith's employment agreement, (ii) $16,031 car allowance, which is provided to employees in certain sales, pre-sales and customer-facing jobs in certain countries, including the UK, where Mr. Smith resides and (iii) $1,250 of relocation expense reimbursements.

(15)   Ms. Caimi was not a NEO in 2021 or 2020.

(16)   This amount includes a performance-based stock option award Ms. Caimi received in February 2022, with a grant date fair value of $6,500,244. These options will vest if challenging performance metrics are met. During the first 30 months following February 12, 2022, the options will vest only if the average closing stock price is 25% higher than $591.66 for the 20-business

day period before the time-based vesting date. During the second 30 months following February 12, 2022, the options will vest only if the average closing stock price is 50% higher than $591.66 for the 20-business day period before the time-based vesting date.

(17) In addition to the 401(k) Plan match described in Footnote 4 above, this amount represents $1,703 of Company contributions into a healthcare account for Ms. Caimi's benefit.

2022 Grant of Plan Based Awards

The following table presents, for each of the NEOs, information concerning each grant of a cash or equity award made during 2022. This information supplements the information about these awards set forth in the "*2022 Summary Compensation Table.*"

Named Executive Officer	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($) (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($) (4)
			Thres-hold ($)	Target ($)	Maxi-mum ($)	Thres-hold (#)	Target (#)	Maxi-mum (#)				
Mr. McDermott	2/15/2022	1/5/2022				19,210	38,420	76,840				21,620,517
	2/15/2022	1/5/2022							9,605			5,682,894
		1/5/2022	1,200,000	2,400,000	3,600,000							
Mr. Desai	2/15/2022	1/5/2022				10,915	21,830	43,660				12,284,640
	2/15/2022	1/5/2022							5,458			3,229,280
		1/5/2022	450,000	900,000	1,350,000							
Ms. Mastantuono	2/15/2022	1/5/2022				7,277	14,553	29,106				8,189,996
	2/15/2022	1/5/2022							3,639			2,153,051
		1/5/2022	375,000	750,000	1,125,000							
Mr. Smith	2/15/2022	1/5/2022				7,277	14,553	29,106				8,189,996
	2/15/2022	1/5/2022							3,639			2,153,051
		1/5/2022	312,500	625,000	937,500							
Ms. Caimi	2/15/2022	1/5/2022				4,366	8,732	17,464				4,914,138
	2/15/2022	1/5/2022							2,183			1,291,594
	2/15/2022	1/5/2022								23,756 (5)	591.66	6,500,244
		1/5/2022	275,000	550,000	825,000							

(1) Represents the amounts that the NEOs were eligible to receive under our 2022 annual cash incentive plan upon the achievement of performance targets established by the Compensation Committee. For more information, please see section titled "*Compensation Discussion and Analysis—Section 3 - 2022 Executive Compensation Program—2022 Annual Cash Incentive Plan*." The actual amounts earned by and paid to the NEOs for 2022 are set forth in the "*—2022 Summary Compensation Table*" in the column titled "Non-Equity Incentive Plan Compensation."

(2) Represents the number of shares of common stock subject to PRSUs granted to the NEOs during 2022. The columns show the number of shares of common stock that would have been eligible to vest at threshold, target and maximum levels of performance. At the threshold level of performance, 50% of the total shares of common stock subject to the PRSU awards would have been eligible to vest; at the target level of performance, 100% of the shares of common stock subject to the PRSU awards would have been eligible to vest; and at the maximum level of performance, 200% of the shares of common stock subject to the PRSU awards would have been eligible to vest. As further described in the section titled "*Compensation Discussion and Analysis—Section 3 - 2022 Executive Compensation Program—2022 Long-Term Incentive Plan*," in January 2023, the Compensation Committee determined the actual number of shares eligible to vest pursuant to the PRSU awards based on our 2022 performance. Such eligible shares remain subject to time-based vesting through February 12, 2025, with the final vest subject to an upward or downward adjustment, as applicable, based on the Company's three-year rTSR performance.

(3) Represents the number of shares of common stock subject to RSUs granted to certain NEOs during 2022. Such shares vest quarterly over 4 years, with the first 6.25% of the shares vesting on May 12, 2022, and subject to the continued service with us on each such vesting date.

(4) The amounts reported in this column represent the grant date fair value of the RSUs, target PRSUs and options granted to the NEOs, as computed in accordance with ASC Topic 718. The fair value of our common stock on the date of grant or

modification is used to calculate the fair value of RSUs and PRSUs, the Black-Scholes options pricing model is used to calculate the fair value of stock option grants with only service-based vesting conditions and a Monte Carlo simulation is used to calculate the fair value of stock option and PRSU grants with both service-, performance- and market-based vesting conditions as disclosed in Notes 2 and 14 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2022. The amounts reported in this column exclude the impact of estimated forfeitures related to service-based and performance-based vesting conditions, reflect the accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by the NEOs from the awards.

(5)   Represents the number of shares of common stock subject to performance-based stock options granted to Ms. Caimi, 20% of which vest on February 12, 2023, and the remaining shares subject to the award will vest in equal monthly installments over the subsequent 48 months, subject to continued service with us on the applicable time-based vesting dates and the satisfaction of the Caimi Option Performance Conditions described in the section above titled "*Compensation Discussion and Analysis—Section 3 - 2022 Executive Compensation Program—2022 Promotion Equity Award.*"

2022 Outstanding Equity Awards at Fiscal Year End

The following table presents, for each of the NEOs information regarding outstanding stock options and other equity awards held as of December 31, 2022.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
Mr. McDermott	66,935 (2)	61,582	266.31	11/18/2029				
	— (3)	555,077	697.76	10/29/2031				
					25,570 (4)	9,928,064		
					3,058 (5)	1,187,330		
					4,451 (6)	1,728,190		
					4,212 (7)	1,635,393		
					7,805 (8)	3,030,447		
					17,078 (9)	6,630,875	9,758 (9)	3,788,739
							38,420 (10)	14,917,333
Mr. Desai	29,482 (11)	—	81.41	1/17/2027				
	— (12)	35,628	587.91	2/8/2031				
	— (13)	125,305	655.94	12/13/2031				
					502 (14)	194,912		
					1,816 (15)	705,098		
					2,644 (16)	1,026,586		
					2,633 (7)	1,022,315		
					4,435 (8)	1,721,977		
					10,673 (9)	4,144,006	6,101 (9)	2,368,835
							21,830 (10)	8,475,934
Ms. Mastantuono	— (13)	62,653	655.94	12/13/2031				
					1,147 (15)	445,346		
					1,669 (16)	648,023		
					7,645 (17)	2,968,324		
					1,580 (7)	613,467		
					2,957 (8)	1,148,114		
					6,404 (9)	2,486,481	3,660 (9)	1,421,068
							14,553 (10)	5,650,493
Mr. Smith	— (13)	62,653	655.94	12/13/2031				
					5,049 (19)	1,960,375		
					366 (20)	142,107		
					230 (21)	89,302		
					2,957 (8)	1,148,114		
					1,478 (9)	573,863	847 (9)	328,865
							14,553 (10)	5,650,493

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) [1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [1]
Ms. Caimi	— (13)	31,327	655.94	12/13/2031				
	— (18)	23,756	591.66	2/25/2032				
					173 (14)	67,171		
					974 (16)	378,175		
					670 (17)	260,141		
					843 (7)	327,312		
					211 (7)	81,925		
					1,774 (8)	688,791		
					3,417 (9)	1,326,719	1,952 (9)	757,903
					855 (9)	331,971	489 (9)	189,864
							8,732 (10)	3,390,374

_____

(1) The market value of shares is based on the closing price of our common stock on December 31, 2022 of $388.27.

(2) This stock option award was granted on November 18, 2019 and vests as to 20% of the shares on November 15, 2020, and the remaining shares subject to the award will vest in equal monthly installments over the subsequent 48 months, subject to continued service as our CEO on the applicable time-based vesting dates and the satisfaction of the performance conditions described in the section above titled "*Compensation Discussion and Analysis—Section 4 - Other Compensation Policies and Information—Employment Arrangements with NEOs.*"

(3) This stock option award was granted on October 29, 2021 and vests equally in eight tranches only if both subscription revenues and stock price performance metrics are met, subject to a two-year cliff ending October 29, 2023 and continued service as our CEO or executive chairman on the applicable vesting dates. The performance period in which the performance targets may be met is from October 29, 2021 to and including September 30, 2026.

(4) This RSU award was granted on November 18, 2019 and vests as to 20% of the shares on November 15, 2020 and the remaining shares subject to the award will vest in equal quarterly installments over the subsequent 16 quarters, subject to continued employment as our CEO on the applicable vesting dates.

(5) This RSU award was granted on February 18, 2020 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 17, 2020, and subject to the continued employment as our CEO on each vesting date.

(6) This PRSU award was granted on February 18, 2020 and represents the shares eligible to vest following determination by the Board, upon recommendation of the Compensation Committee, in January 2021 of performance against the applicable NNACV target for 2020. The Eligible Shares underlying this award vests as to 33.3% of the shares on February 17, 2021, with the remaining shares vesting in equal quarterly installments thereafter through February 17, 2023, subject to continued employment as our CEO on each such vesting date.

(7) This RSU award was granted on February 8, 2021 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 7, 2021, and subject to the continued employment or service with us on each vesting date.

(8) This RSU award was granted on February 15, 2022 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 12, 2022, and subject to the continued employment or service with us on each vesting date.

(9) This PRSU award was granted on February 8, 2021, except for Mr. Smith who was granted his PRSU award on February 17, 2021, and represents the target number of shares subject to PRSUs outstanding as of December 31, 2022. In January 2022, the

Compensation Committee determined the actual number of Eligible Shares to vest based on performance against the applicable NNACV and free cash flow margin targets as follows: Mr. McDermott: 48,791 Eligible Shares; Mr. Desai: 30,494 Eligible Shares; Ms. Mastantuono: 18,297 Eligible Shares; Mr. Smith 4,224 Eligible Shares; and Ms. Caimi: 12,201 Eligible Shares. The Eligible Shares underlying this award vests as to 30% of the shares on February 7, 2022, 15% of the shares on August 7, 2022, 15% of the shares on February 7, 2023, 20% of the shares on August 7, 2023, and 20% of the shares on February 7, 2024, with such final vest subject to upward or downward adjustment, as applicable, based on the Company's three-year rTSR performance against the TSR of companies comprising the S&P 500 index, where if the three-year rTSR is ranked at or below the 40th percentile, then no shares will vest at the final vesting date and if the three-year rTSR is ranked at the 55th percentile, then 20% of the Eligible Shares will vest at the final vesting date and if the three-year rTSR is ranked at the 80th percentile or above, then 40% of the Eligible Shares of the Eligible Shares will vest at the final vesting date (not to exceed 200% of the target number of shares) and performance between three-year rTSR ranks is determined on a straight-line basis proportional to the extent to which the pre-established performance objective had been achieved, and subject to continued employment or service with us on each such date.

(10) This PRSU award was granted on February 15, 2022 and represents the target number of shares subject to PRSUs outstanding as of December 31, 2022. In January 2023, the Compensation Committee determined the actual number of Eligible Shares to vest based on performance against the applicable NNACV and free cash flow margin targets as follows: Mr. McDermott: 33,119 Eligible Shares; Mr. Desai: 18,818 Eligible Shares; Ms. Mastantuono: 12,545 Eligible Shares; Mr. Smith: 12,545; and Ms. Caimi: 7,527 Eligible Shares. The Eligible Shares underlying this award vests as to 30% of the shares on February 12, 2023, 15% of the shares on August 12, 2023, 15% of the shares on February 12, 2024, 20% of the shares on August 12, 2024, and 20% of the shares on February 12, 2025, with such final vest subject to upward or downward adjustment, as applicable, based on the Company's three-year rTSR performance, and subject to continued employment or service with us on each such date as further described in the section titled "*Compensation Discussion and Analysis—Section 3 - 2022 Executive Compensation Program—2022 Long-Term Incentive Plan*".

(11) This stock option was granted on January 17, 2017 and is fully vested.

(12) This stock option award was granted on February 8, 2021 and vests as to 20% of the shares on February 8, 2022, and the remaining shares subject to the award will vest in equal monthly installments over the subsequent 48 months provided that (i) during the first 30 months following February 8, 2021, the options will vest only if the average closing stock price is 25% higher than $587.91 for the 20-business day period before the time-based vesting date, and (ii) during the second 30 months following February 8, 2021, the options will vest only if the average closing stock price is 50% higher than $587.91 for the 20-business day period before the time-based vesting date, subject to continued service with us on the applicable time-based vesting dates.

(13) This stock option award was granted on December 13, 2021 and vests equally in eight tranches only if both subscription revenues and stock price performance metrics are met, subject to a two-year cliff ending December 13, 2023 and continued employment with us on the applicable vesting dates. The performance period in which the performance targets may be met is from October 29, 2021 to and including September 30, 2026.

(14) This RSU award was granted on February 12, 2019 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 12, 2019, subject to continued service with us on each such date.

(15) This RSU award was granted on February 18, 2020 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 17, 2020, and subject to the continued service with us on each such vesting date.

(16) This PRSU award was granted on February 18, 2020 and represents the shares eligible to vest following determination by the Board, upon recommendation of the Compensation Committee, in January 2021 of performance against the applicable NNACV target for 2020. The Eligible Shares underlying this award vests as to 33.3% of the shares on February 17, 2021, with the remaining shares vesting in equal quarterly installments thereafter through February 17, 2023, subject to continued employment or service with us on each vesting such date.

(17) This RSU award was granted on February 18, 2020 and vests as to 25% of the shares on January 8, 2021, with the remaining shares subject to the award to vest quarterly over the next three years, subject to the continued service with us on each such vesting date.

(18) This stock option award was granted on February 15, 2022 and vests as to 20% of the shares on February 12, 2023, and the remaining shares subject to the award will vest in equal monthly installments over the subsequent 48 months, subject to

continued service with us on the applicable time-based vesting dates and the satisfaction of the Caimi Option Performance Conditions described in the section above titled "*Compensation Discussion and Analysis—Section 3 - 2022 Executive Compensation Program—2022 Promotion Equity Award.*"

(19) This RSU award was granted on August 17, 2020 and vests as to 25% of the shares on August 17, 2021, with the remaining shares subject to the award to vest quarterly over the next three years, subject to the continued service with us on each such vesting date.

(20) This RSU award was granted on February 17, 2021 and vests quarterly over 4 years, with the first 6.25% of the shares vesting on May 7, 2021, and subject to the continued employment or service with us on each vesting date.

(21) This RSU award was granted on July 15, 2021 and vests quarterly, with the first 6.25% of the shares vesting on August 7, 2021, subject to continued service with us on each such date.

2022 Option Exercises and Stock Vested Table

The following table presents, for each of the NEOs, the shares of our common stock that were acquired upon the exercise of stock options and vesting of RSU and PRSU awards and the related value realized during 2022.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($) (1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($) (2)**
Mr. McDermott	—	—	58,681	29,560,673
Ms. Mastantuono	—	—	23,334	11,753,270
Mr. Desai	—	—	32,478	16,641,594
Mr. Smith	—	—	5,719	2,826,842
Ms. Caimi	—	—	12,358	6,340,604

(1) The value realized on exercise is calculated as the difference between the closing price of the shares of our common stock underlying the options when exercised and the applicable exercise price of those options.

(2) The value realized on vesting is calculated as the number of shares of common stock issued upon vesting of RSUs and PRSUs multiplied by the closing price of our common stock on the vesting date.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for our executive officers during 2022.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our executive officers during 2022.

Potential Payments upon Termination or Change in Control

The following table sets forth the estimated payments that would be received by the NEOs if a hypothetical change in control of the Company, termination of employment without cause or following a resignation for good reason, or termination of employment without cause or following a resignation for good reason in connection with a change in control of the Company had occurred on December 31, 2022.

	Change in Control Alone	Upon Termination without Cause or Resignation for Good Reason - No Change in Control				Upon Termination for Non-Renewal	Upon Termination without Cause or Resignation for Good Reason - Change in Control			
Name	Value of Accelerated Vesting ($) (1)	Cash Severance ($)	Continuation of Medical Benefits ($)	Value of Accelerated Vesting ($) (2)	Total ($)	Value of Accelerated Vesting ($) (2)	Cash Severance ($)	Continuation of Medical Benefits ($)	Value of Accelerated Vesting ($) (2)	Total ($)
Mr. McDermott	—	3,600,000	20,812	14,364,568	17,985,380	7,510,541	4,800,000	31,218	50,356,912	55,188,130
Mr. Desai	—	900,000	17,693	—	917,693	—	900,000	17,693	19,659,663	20,577,356
Ms. Mastantuono	—	750,000	14,470	—	764,470	—	1,125,000	14,470	15,381,316	16,520,786
Mr. Smith	—	625,000	17,693	—	642,693	—	625,000	17,693	9,893,120	10,535,813
Ms. Caimi	—	550,000	17,693	—	567,693	—	550,000	17,693	7,800,344	8,368,037

(1) Assumes that awards are substituted, continued or assumed in connection with the change in control. Pursuant to our equity incentive plans, an outstanding award held by a service provider will accelerate in full if it is not continued, assumed or substituted with an equivalent award in connection with a change in control. If Mr. McDermott's New-Hire Option is not assumed in a change in control, then the New-Hire Option will accelerate in full to the extent the applicable McDermott Option Performance Conditions are achieved upon the change in control. Assumes that the per share common stock price (plus the per share of common stock value of any other consideration) received by the shareholders in the change of control is measured to be below all stock price thresholds of the PSO Awards. For a complete discussion of Mr. McDermott's post-employment compensation and on how the PSO Awards are treated upon a change of control, see "*Compensation Discussion and Analysis —Section 4 - Other Compensation Policies and Information—Employment Arrangements with NEOs*" above for additional information.

(2) The value of accelerated vesting is calculated based on the closing price of our common stock on the NYSE as of December 31, 2022, which was $388.27, less, if applicable, the exercise price of each outstanding stock option. The value of accelerated vesting for PRSUs for which achievement had not yet been determined for the performance metrics and/or the rTSR component, then achievement is calculated based on 100% of target for what has not yet been determined.

Potential Payments upon Death

The following table sets forth the estimated payments that would be received by each NEO assuming a hypothetical involuntary termination by reason of his or her death had occurred on December 31, 2022.

| Name | Upon Involuntary Termination by Reason of Death | | | |
	Cash Severance ($)	Continuation of Medical Benefits ($)	Value of Accelerated Vesting ($)	Total ($)
Mr. McDermott	3,000,000	20,812	5,000,000	8,020,812
Mr. Desai	1,350,000	35,385	5,000,000	6,385,385
Ms. Mastantuono	1,125,000	28,940	5,000,000	6,153,940
Mr. Smith	937,500	35,385	5,000,000	5,972,885
Ms. Caimi	825,000	35,385	5,000,000	5,860,385

CHIEF EXECUTIVE OFFICER PAY RATIO

Our CEO to median employee pay ratio for 2022 is 174:1. The total 2022 compensation of our CEO was $38,502,528. The total 2022 compensation of our median employee was $221,433. In selecting the median employee under SEC rules, reporting companies are permitted to use reasonable estimates, assumptions, and methodologies based on their own facts and circumstances. As a result, the disclosure regarding the compensation of our median employee and our CEO to median employee pay ratio may not be directly comparable to similar disclosure by other reporting companies.

Methodology Used to Identify Median Employee

We identified the employee with annual total compensation at the median of the compensation of all of our employees (the "median employee") by considering our employee population as of October 31, 2022 (the "employee population determination date"). We considered all individuals, excluding our CEO, who were employed by us (including our consolidated subsidiaries) on the employee population determination date, whether employed in the U.S. or outside of the U.S., or on a full-time, part-time, seasonal or temporary basis, including employees on a leave of absence. Contractors and other non-employees were not included in our employee population.

Compensation for purposes of identifying the median employee included the following: (i) annual base salaries in effect as of October 31, 2022; (ii) actual cash bonus compensation earned between January 1, 2022 and December 31, 2022; (iii) actual commissions earned between January 1, 2022 and December 31, 2022; and (iv) the target value of equity awards granted between January 1, 2022 and October 31, 2022, which reflects all new hire and "refresh" equity awards granted in 2022 to our employees who were employed as of the employee population determination date. For employees paid other than in U.S. dollars, we converted their compensation into U.S. dollars using foreign exchange rates in effect as of December 31, 2022 as provided in our system of record for compensation information. We did not make any cost-of-living adjustments for employees outside of the U.S. We believe our methodology represents a consistently applied compensation measure because it strikes a balance in terms of administrative burden while consistently treating all of the primary compensation components for our worldwide workforce and capturing a full year of each of those primary compensation components.

Using this approach, we determined the median employee of our employee population, who was a service operations database engineer in Australia. After identifying the median employee based on the methodology above, we calculated the annual total compensation for such median employee using the same methodology we used to calculate the amount reported for our NEOs in the "Total" column of the "*2022 Summary Compensation Table.*"

PAY VERSUS PERFORMANCE

The following pay versus performance table shows the "compensation actually paid" to our CEO and other NEOs, our total shareholder return and that of our peers, our net income and the most important "financial performance measure" used by us to link executive pay with Company performance. This table and the accompanying disclosure are prescribed by SEC rules. Those rules require amounts included in the "compensation actually paid" columns of the table to be calculated according to a particular formula intended to demonstrate the relationship between executive compensation actually paid to a company's NEOs and the company's performance. The formula reflects a number of fair value adjustments to equity awards intended to show the change in value of those awards from one year to another. They do not reflect, however, the precise amounts actually earned by or paid to our executives during the years shown in the table. Applying the formula, our table shows a negative amount of compensation for our executives in 2022. This is largely related to a significant decrease in the fair value associated with the performance-based stock options ("PSOs") granted in 2021 as a result of a change in market values. Thus, despite our strong business performance relative to the broader marketplace, the compensation associated with the very aggressive performance metrics in the PSOs resulted in a significant decrease in the fair value of those awards as the macroeconomic environment changed. Our CEO was not actually paid a negative amount in 2022, as the table appears to show, although the fair value of his unearned and unvested equity compensation from 2022 and prior years had decreased significantly in the most recent year due primarily to a decline in our stock price, which resulted in the negative "compensation actually paid" amount shown for that year. The same also is true for the negative average "compensation actually paid" amount for our other NEOs for 2022. Given that the substantial majority of our CEO's and other NEOs' total compensation consists of equity awards, changes in the fair value of unearned and unvested equity awards will continue to have a significant effect on the amounts shown in the "compensation actually paid" columns of the table.

For additional information concerning our pay-for-performance philosophy and how our executive compensation program is designed accordingly, please read the CD&A.

Pay Versus Performance

					Value of Initial Fixed $100 Investment Based On:				
Year (1)	Summary Compensation Table Total for CEO(2)	Compensation Actually Paid to CEO(2)	Average Summary Compensation Table Total for Other NEOs (2)	Average Compensation Actually Paid to Other NEOs(2)	NOW Total Shareholder Return (3)	Peer Group Total Shareholder Return (4)	Add'l Measure: 2022 Peer Group Total Shareholder Return (5)	Net Income (millions)(6)	Non-GAAP Subscription Revenues (millions) (7)
2022	$38,502,528	$(76,345,721)	$13,629,762	$(6,507,023)	$138	$156	$96	$325	$7,056
2021	$165,802,037	$136,180,680	$27,586,570	$29,995,940	$230	$215	$175	$230	$5,627
2020	$25,124,056	$91,533,759	$11,461,127	$30,073,951	$195	$143	$176	$119	$4,280

(1) Bill McDermott served as CEO for each of the years shown in the table above. The other NEOs for those years were as follows:
- 2022: Mr. Desai, Ms. Mastantuono, Mr. Smith and Ms. Caimi.
- 2021: Mr. Desai, Ms. Mastantuono, Jacqueline Canney and Russell S. Elmer.
- 2020: Mr. Desai, Ms. Mastantuono, Kevin Haverty, Mr. Elmer and David Schneider.

(2) The 2022 Summary Compensation Table ("SCT") totals reported for the CEO and the average of the other NEOs for each year were subject to the following adjustments as required by Regulation S-K Item 402(v) (2)(iii) to calculate "compensation actually paid":

	2022		2021		2020	
	CEO	**Average for Other NEOs**	**CEO**	**Average for Other NEOs**	**CEO**	**Average for Other NEOs**
SCT Total	$38,502,528	$13,629,762	$165,802,037	$27,586,570	$25,124,056	$11,461,127
Adjustments						
Deduction for the amounts reported under the "Stock Awards" and "Option Awards" columns of the SCT[(a)]	(27,303,411)	(12,226,497)	(162,227,838)	(26,286,112)	(18,408,206)	(10,193,879)
Item 402(v) Equity Award Adjustments [(b)]	(87,544,838)	(7,910,288)	132,606,482	28,695,481	84,817,909	28,806,702
"Compensation Actually Paid"	$(76,345,721)	$(6,507,023)	$136,180,680	$29,995,940	$91,533,759	$30,073,951

(a) Reflects the aggregate grant date fair value of equity-based awards granted each year as reported in the "Stock Awards" and "Option Awards" columns of the SCT for the covered year, calculated in accordance with ASC Topic 718. Because we do not sponsor or maintain any defined benefit pension plans, no deductions related to pension value were made.

(b) Item 402(v) equity award adjustments reflect the aggregate of the following (as applicable): (i) the year-end fair value of any equity awards granted in the covered year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the covered year (from the end of the prior year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the covered year; (iii) for awards that are granted and vest in the same covered year, the fair value as of the vesting date; and (iv) for awards granted in prior years that vest in the covered year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value. Equity values are calculated in accordance with ASC Topic 718. Valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant except for the stock price, percentage of volatility, risk free rate and the term used to calculate the valuations. As discussed above, this deduction is largely due to the reduction in the fair value of PSOs granted in 2021 because of a contraction in the markets due to macroeconomic conditions. The amounts deducted or added in calculating the equity award adjustments for the CEO and other NEOs are as follows:

CEO Equity Award Adjustments

Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Total Equity Award Adjustments
2022	$14,894,853	$(89,965,790)	$809,616	$(13,283,517)	$(87,544,838)
2021	$117,417,845	$13,079,597	$826,582	$1,282,458	$132,606,482
2020	$33,803,085	$39,987,825	$810,586	$10,216,413	$84,817,909

Other NEOs Equity Award Adjustments

Year	Average Year End Fair Value of Equity Awards Granted in the Year	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Total Average Equity Award Adjustments
2022	$6,619,747	$(12,383,818)	$314,371	$(2,460,588)	$(7,910,288)
2021	$26,370,205	$1,496,181	$255,511	$573,584	$28,695,481
2020	$18,125,366	$4,727,906	$422,647	$5,530,783	$28,806,702

(3) Represents the total shareholder return ("TSR") of a $100 investment in the Company's shares as of December 31, 2019, valued again on each of December 31, 2020, 2021 and 2022.

(4) Represents the TSR of the S&P Systems Software index based on a $100 investment as of December 31, 2019, valued again on each of December 31, 2020, 2021 and 2022.

(5) As an additional measure, we are providing our 2022 Peer Group (as defined below) TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. As further described in the section titled "*Compensation Discussion & Analysis— Section 4 - Other Compensation Policies and Information*", the 2022 Peer Group includes the following companies: Adobe Inc., Autodesk, Inc., Block, Inc., DocuSign, Inc., eBay Inc., Electronic Arts Inc., Intuit Inc., Palo Alto Networks, Inc., PayPal Holdings, Inc., Pinterest, Inc., salesforce.com, inc., Twilio Inc., Twitter, Inc., VMware, Inc., Workday, Inc., and Zoom Video Communications, Inc. (the "2022 Peer Group"). The values represent the TSR of the 2022 Peer Group based on a $100 investment as of December 31, 2019, valued again on each of December 31, 2020, 2021 and 2022. We have provided this 2022 Peer Group TSR as an additional measure to supplement this pay versus performance disclosure and to provide further context to the Compensation Committee's pay decisions.

(6) Net income as reported in the Company's audited financial statements.

(7) The Company has identified non-GAAP subscription revenues as the most important financial performance measure used to link compensation actually paid to the CEO and other NEOs for 2022 to the Company's performance as this measure is used to determine executive compensation. "Financial performance measure" for these purposes is defined by SEC rules to mean a measure determined and presented in accordance with GAAP or any measures derived wholly or in part from such measures or the Company's stock price or total shareholder return. The Company has determined that NNACV, which represents bookings from new customers and additional bookings from existing customers, does not qualify as a financial performance measure for these purposes. A definition and detailed description of the non-GAAP subscription revenues metric used to make compensation decisions is included in "*Compensation Discussion and Analysis—Section 3 - 2022 Executive Compensation Program—2022 Annual Cash Incentive Plan—Company Performance Metrics (75% of Annual Cash Incentive)*."

Company Financial Performance Measures

As described further in the CD&A, the Company's executive compensation program reflects a pay-for-performance philosophy. The metrics the Company uses for the annual cash incentive program and LTIP are strongly linked to our financial and operational performance and align executive compensation with short-term and long-term shareholder value creation. The most important performance measures used by the Company to link executive compensation actually paid to the Company's NEOs for the most recently completed fiscal year to the Company's performance are:

- non-GAAP subscription revenues;
- non-GAAP operating margin;
- free cash flow margin; and
- NNACV.

Because the Company generally seeks to incentivize long-term, multi-year performance, its executive compensation program is not designed to specifically align "compensation actually paid," as defined by SEC rules, with the Company's performance measures identified for a particular year.

NNACV, which represents bookings from new customers and additional bookings from existing customers, does not qualify as a "financial performance measure" under applicable SEC rules and, therefore, is not included in the pay versus performance table above. As explained in the CD&A, however, NNACV serves as a key metric under both our annual cash incentive program and LTIP due to its effectiveness as an indicator of both long-term and short-term performance. A detailed description of NNACV and the other performance measures used to make compensation decisions is included in "*Compensation Discussion and Analysis—Section 3 - 2022 Executive Compensation Program—2022 Annual Cash Incentive Plan—Company Performance Metrics (75% of Annual Cash Incentive)*" and "*Compensation Discussion and Analysis—Section 3 - 2022 Executive Compensation Program—2022 Long-Term Incentive Plan.*"

Analysis of the Information Presented in the Pay Versus Performance Table

In this section, we provide a graphic analysis showing a comparison of the compensation actually paid to executives and other metrics, including total shareholder return, net income and subscription revenues. The "compensation actually paid" is calculated in accordance with the methodology described above.

Compensation Actually Paid and 3-Year TSR of the Company, the S&P Systems Software Index and, Supplementally, the 2022 Peer Group

The compensation actually paid to Mr. McDermott and the average compensation actually paid to the other NEOs generally align with the Company's TSR over the last three years, as shown in the graph below. This graph compares the compensation actually paid against the total shareholder return of the Company, the S&P Systems Software index and our 2022 Peer Group in the period from December 31, 2019 through December 31, 2022.



The compensation actually paid and the Company's TSR over the last three years is closely aligned because a significant portion of the compensation actually paid to Mr. McDermott and the other NEOs is comprised largely of equity awards. Thus, the value of these awards and, therefore, a large portion of the compensation actually paid to our NEOs is inherently correlated to the Company's stock price.

The Company's TSR over the three-year period presented in the table was 38% and the S&P Systems Software index TSR was 56%. The Company's TSR outperformed the S&P Systems Software index during the first two years presented in the table but trended similarly downwards with S&P Systems Software Index last year, which reflects the economic uncertainty experienced by the enterprise software industry this past year.

Further, as explained in the CD&A, the Compensation Committee considers the pay practices among peer companies in its deliberations on compensation matters, including to ensure the Company's pay practices remain competitive. The Company's outperformance of the 2022 Peer Group in terms of TSR over the last three years provides support for the Compensation Committee's pay decisions.

Compensation Actually Paid and Net Income

The compensation actually paid to Mr. McDermott and the average compensation actually paid to the other NEOs is not always aligned with the Company's net income, as shown in the graph below, primarily due to the large percentage of our NEOs' total annual compensation comprised of equity awards and, thus, the much greater sensitivity of compensation actually paid to our stock price. As a result, although net income has steadily increased over the last three years, compensation actually paid declined in the most recent year.



Compensation Actually Paid and Non-GAAP Subscription Revenues

The compensation actually paid to Mr. McDermott and the average compensation actually paid to the other NEOs and the Company's non-GAAP subscription revenues over the three-year period is presented in the graph below. While the Compensation Committee evaluates performance relative to several financial and non-financial performance measures for purposes of determining incentive-based pay, the Company believes non-GAAP subscription revenues is the most important financial performance measure used to link compensation actually paid to Company performance because it measures our success in attracting and retaining customers and provides an indication of the long-term health of the Company. For this reason, the Company utilizes non-GAAP subscription revenues when setting performance goals as part of the annual cash incentive plan. Similar to the measurement of net income, above, this graph shows significant growth in subscription revenues at the same time there is a significant decrease in compensation actually paid, attributable to the contraction in the fair value of equity awards.



TRANSACTIONS WITH RELATED PARTIES

Review and Approval of Related Party Transactions

We have a written Related Party Transactions Policy that requires review and approval of all relationships and transactions exceeding $120,000 in which the Company is a participant and in which a “related person” (including any director, director nominee, executive officer or greater than 5% beneficial owner of our common stock or any immediate family member of the foregoing) has a direct or indirect material interest. In determining whether to approve or ratify such transactions, our Audit Committee considers the relevant and available facts and circumstances, including, for example, the extent of the related person’s interest in the transaction, the material facts of the transaction, the aggregate value of such transaction and whether the transaction is on terms no less favorable than those generally available to an unaffiliated third-party under the same or similar circumstances.

Related Party Transaction

The daughter of our director Ms. Bostrom is an employee of the Company whose annual compensation, which exceeds $120,000, is commensurate with the compensation of her peers and established in accordance with the Company’s compensation practices applicable to employees with equivalent qualifications, experience and responsibilities.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our Bylaws require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our indemnification agreements and Bylaws also require us to advance certain expenses incurred by our directors and officers.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of the Audit Committee is not considered to be "soliciting material" and shall not be deemed "filed" or incorporated by reference in any filing by ServiceNow under the Exchange Act or the Securities Act unless and only to the extent ServiceNow specifically incorporates it by reference.

Role of the Audit Committee

The Audit Committee operates under a written charter adopted by our Board of Directors, which provides that its functions include the oversight of the quality of our financial reports and other financial information provided to shareholders. In carrying out these functions, the Audit Committee reviews critical accounting policies and estimates and the application of U.S. GAAP, reviews our compliance with legal and regulatory requirements, and has responsibility for the appointment, compensation and oversight of our independent registered public accounting firm, PricewaterhouseCoopers LLP (the "Independent Auditor"), including reviewing the Independent Auditor's independence, reviewing and approving the planned scope of the annual audit, reviewing and pre-approving any audit and non-audit services that may be performed by the Independent Auditor, and reviewing with management and the Independent Auditor the adequacy of our internal financial controls. A more detailed description of the functions and responsibilities of the Audit Committee can be found in ServiceNow's Audit Committee Charter, published on the corporate governance section of ServiceNow's website at http://investors.servicenow.com.

The Audit Committee oversees our financial reporting process on behalf of our Board of Directors. Management is responsible for our internal controls, financial reporting process, selection of accounting principles, determination of estimates and compliance with laws, regulations and ethical business conduct. The Independent Auditor is responsible for expressing an opinion as to the conformity of our consolidated financial statements with generally accepted accounting principles.

Review of Audited Financial Statements for the Year ended December 31, 2022

The Audit Committee has reviewed and discussed with ServiceNow's management and our Independent Auditor the audited consolidated financial statements of ServiceNow for the year ended December 31, 2022. The Audit Committee has also discussed with our Independent Auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit Committee has received and reviewed the written disclosures and the letter from our Independent Auditor required by applicable requirements of the PCAOB regarding the Independent Auditor's communications with the Audit Committee concerning independence, and has discussed with our Independent Auditor its independence from ServiceNow.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in ServiceNow's annual report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

Submitted by the Audit Committee

Teresa Briggs, Chair
Jonathan C. Chadwick
Paul E. Chamberlain
Joseph "Larry" Quinlan
Anita M. Sands

ADDITIONAL INFORMATION

Shareholder Proposals to be Presented at Next Annual Meeting

The Company's Bylaws provide that, for shareholder nominations to our Board of Directors or other proposals to be considered at an annual meeting, shareholders must give timely notice thereof in writing to the Corporate Secretary at ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054, Attn: Corporate Secretary.

To be timely for the 2024 Annual Shareholders Meeting, a shareholder's notice must be delivered to or mailed and received by our Corporate Secretary at the principal executive offices of the Company not earlier than 5:00 p.m. Pacific Time on February 17, 2024, and not later than 5:00 p.m. Pacific Time on March 18, 2024. A shareholder's notice to the Corporate Secretary must set forth, as to each matter the shareholder proposes to bring before the annual meeting, the information required by our Bylaws.

Shareholder proposals submitted pursuant to Exchange Act Rule 14a-8 and intended to be presented at ServiceNow's 2024 Annual Shareholders Meeting must be received by the Company not later than December 15, 2023, in order to be considered for inclusion in ServiceNow's proxy materials for that meeting.

In addition, our Bylaws contain "proxy access" provisions that permit a shareholder or group of shareholders to include director candidates that they intend to nominate in our annual meeting proxy statement and on our proxy card, provided that the shareholder ownership, notice and other requirements set forth in our Bylaws are satisfied. To be timely for our 2024 Annual Shareholders Meeting, the required notice under the proxy access provisions of our Bylaws must be received by the Corporate Secretary at the address set forth above not earlier than 5:00 p.m. Pacific Time on November 15, 2023, and not later than 5:00 p.m. Pacific Time on December 15, 2023.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, certain officers and any persons who own more than 10% of the Company's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on written representations from the directors and executive officers, other than two Forms 4 filed late for Christopher Bedi, the Company believes that all Section 16(a) filing requirements were timely met in 2022.

Available Information

We will mail to any shareholder, without charge, upon written request, a copy of our Annual Report on Form 10-K for the year ended December 31, 2022, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:


Investor Relations
ServiceNow, Inc.
2225 Lawson Lane
Santa Clara, California 95054


The Annual Report is also available on the Investor Relations website at investors.servicenow.com. Please help us reduce the impact on the environment and our administrative costs by taking advantage of this method of obtaining our Annual Report.

"Householding" — Shareholders Sharing the Same Address

SEC rules permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple shareholders who reside at the same address receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability, unless an affected shareholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps us protect the environment.

This year, a number of ServiceNow shareholders will be "householding" our annual report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent.

Upon written or oral request, we will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials to any shareholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials, you may write to Investor Relations at 2225 Lawson Lane, Santa Clara, California 95054, Attn: Investor Relations or call (408) 501-8550. Shareholders who hold shares of our common stock in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

Any shareholders who share the same address and currently receive multiple copies of the Company's Notice of Internet Availability or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or the Company's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

We are not currently aware of any other matters that may properly be presented for action at the Annual Meeting except as specified in the notice of the Annual Meeting. As to any business that may arise and properly come before the Annual Meeting, however, the proxy holders will vote the proxies on these matters in accordance with their best judgment.

APPENDIX A

Statement regarding use of Non-GAAP Financial Measures

This proxy statement includes the following non-GAAP financial measures, which should be viewed as additions to, and not substitutes for or superior to, financial measures calculated in accordance with GAAP.

- *Non-GAAP Subscription Revenues.* We adjust revenues and related growth rates for constant currency to provide a framework for assessing how our business performed excluding the effect of foreign currency rate fluctuations. To present this information, current period results for entities reporting in currencies other than U.S. dollars ("USD") are converted into USD at the average exchange rates in effect during the comparison period, rather than the actual average exchange rates in effect during the current period. We believe the presentation of revenues and related growth rates adjusted for constant currency facilitates the comparison of revenues year-over-year.
- *Non-GAAP Operating Margin.* We adjust operating margin to exclude certain non-cash or non-recurring items, including stock-based compensation expense, amortization of purchased intangibles, and business combination and other related costs, as a percentage of total revenues. We believe these adjustments provide useful supplemental information to shareholders and facilitates the analysis of our operating results.

Our presentation of non-GAAP financial measures may not be comparable to similar measures used by other companies. We encourage shareholders to carefully consider our GAAP results, as well as our supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand our business. Please see the table below for the reconciliation of GAAP and non-GAAP results.

GAAP to Non-GAAP Reconciliation
(in millions)

	Year ended December 31,		
	2022	**2021**	**2020**
GAAP subscription revenues	6,891	5,573	4,286
Effects of foreign currency rate fluctuations	274	(77)	(14)
Non-GAAP subscription revenues[(1)]	7,165	5,496	4,272
Year-on-year non-GAAP subscription revenues growth rates	29 %	28 %	N/A
GAAP operating margin	5 %		
Stock-based compensation as % of total revenues	19 %		
Amortization of purchased intangibles as % of total revenues	1 %		
Non-GAAP operating margin	26 %		

Note: Numbers are rounded for presentation purposes.

---

(1) Non-GAAP revenues and the corresponding growth rates are derived by applying the average exchange rates in effect during the comparison period rather than the actual average exchange rates in effect during the current period.

SERVICENOW, INC.

AMENDED AND RESTATED 2021 EQUITY INCENTIVE PLAN

1. **PURPOSE**. The purpose of this Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries, and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company's future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 28.

2. **SHARES SUBJECT TO THE PLAN**

    2.1 <u>Number of Shares Available</u>. Subject to Sections 2.5 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board, is 10,100,000 Shares, reduced by any Shares subject to awards granted under the Company's 2022 New-Hire Equity Incentive Plan, after February 28, 2023.

    2.2 <u>Lapsed, Returned Awards</u>. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR, (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price, (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will result in reducing the number of Shares available for issuance under the Plan. In the event that Participant tenders or the Company withholds Shares to pay either the Exercise Price of an Award or the withholding taxes due upon the exercise or settlement of an Award, (i) the full number of Shares exercised (including such number of Shares used to pay the Exercise Price or withholding taxes) shall reduce the Number of Shares available for issuance under the Plan and (ii) such number of Shares used to pay the Exercise Price or withholding taxes shall not be added to the Shares authorized for grant under the Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 will not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof.

    2.3 <u>Minimum Share Reserve</u>. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Awards granted under this Plan.

    2.4 <u>ISO Limitation</u>. No more than Thirty Million (30,000,000) Shares will be issued pursuant to the exercise of ISOs granted under the Plan.

    2.5 <u>Adjustment of Shares</u>. If the number or class of outstanding Shares is changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the capital structure of the Company, without consideration, then (a) the number and class of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, (b) the Exercise Prices of and number and class of Shares subject to outstanding Options and SARs, (c) the number and class of Shares subject to other outstanding Awards, and (d) the maximum number and class of Shares that may be issued as ISOs set forth in

Section 2.4, will be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws, provided that fractions of a Share will not be issued.

If, by reason of an adjustment pursuant to this Section 2.5, a Participant's Award Agreement or other agreement related to any Award, or the Shares subject to such Award, covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, will be subject to all of the terms, conditions, and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.

3   **ELIGIBILITY**. ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, Directors, and Non-Employee Directors, provided that such Consultants, Directors, and Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

4   **ADMINISTRATION**.

   4.1   Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms, and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board will establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:

      (1)   construe and interpret this Plan, any Award Agreement, and any other agreement or document executed pursuant to this Plan;

      (2)   prescribe, amend, and rescind rules and regulations relating to this Plan or any Award;

      (3)   select persons to receive Awards;

      (4)   determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy tax withholding obligations or any other tax liability legally due, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

      (5)   determine the number of Shares or other consideration subject to Awards;

      (6)   determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

      (7)   determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary, or Affiliate;

      (8)   grant waivers of Plan or Award conditions;

      (9)   determine the vesting, exercisability, and payment of Awards;

      (10) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(11) determine whether an Award has been vested and/or earned;

(12) determine the terms and conditions of any, and to institute any Exchange Program;

(13) reduce or modify any criteria with respect to Performance Factors;

(14) adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events, or circumstances to avoid windfalls or hardships;

(15) adopt terms and conditions, rules, and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States or to qualify Awards for special tax treatment under laws of jurisdictions other than the United States;

(16) exercise discretion with respect to Performance Awards;

(17) make all other determinations necessary or advisable for the administration of this Plan; and

(18) delegate any of the foregoing to a subcommittee or to one or more executive officers pursuant to a specific delegation as permitted by applicable law, including but not limited to Section 157(c) of the Delaware General Corporation Law.

4.2 Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination will be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement will be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee will be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution will be final and binding on the Company and the Participant.

4.3 Documentation. The Award Agreement for a given Award, the Plan, and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.

4.4 Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws and practices in other countries in which the Company, its Subsidiaries, and Affiliates operate or have Employees or other individuals eligible for Awards, the Committee, in its sole discretion, will have the power and authority to: (a) determine which Subsidiaries and Affiliates will be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals who provide services to the Company, Subsidiary or Affiliate under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs, and practices; (d) establish subplans and modify exercise procedures, vesting conditions, and other terms and procedures to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications will be attached to this Plan as appendices, if necessary); and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals, provided, however, that no action taken under this Section 4.4 will increase the Share limitations contained in Section 2.1 hereof. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards will be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

5. **OPTIONS**. An Option is the right but not the obligation to purchase a Share, subject to certain conditions, if applicable. The Committee may grant Options to eligible Employees, Consultants, and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("*ISOs*") or Nonqualified Stock Options ("*NQSOs*"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this section.

5.1 Option Grant. Each Option granted under this Plan will identify the Option as an ISO or an NQSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (a) determine the nature, length, and starting date of any Performance Period for each Option; and (b) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.

5.2 Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement will be delivered to the Participant within a reasonable time after the granting of the Option.

5.3 Exercise Period. Options may be vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option, provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary ("*Ten Percent Stockholder*") will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4 Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted, provided that: (a) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant, and (b) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11 and the Award Agreement and in accordance with any procedures established by the Company.

5.5 Method of Exercise. Any Option granted hereunder will be vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option (and/or via electronic execution through the authorized third-party administrator), and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the

Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.5 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

5.6 <u>Termination of Service</u>. If the Participant's Service terminates for any reason except for Cause or the Participant's death or Disability, then the Participant may exercise such Participant's Options, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, no later than three (3) months after the date Participant's Service terminates (or such shorter or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond three (3) months after the date Participant's employment terminates deemed to be the exercise of an NQSO), but in any event no later than the expiration date of the Options.

(1) <u>Death</u>. If the Participant's Service terminates because of the Participant's death (or the Participant dies within three (3) months after Participant's Service terminates other than for Cause or because of the Participant's Disability), then the Participant's Options may be exercised, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, and must be exercised by the Participant's legal representative, or authorized assignee no later than twelve (12) months after the date Participant's Service terminates (or such shorter time period not less than six (6) months or longer time period not exceeding five (5) years as may be determined by the Committee), but in any event no later than the expiration date of the Options.

(2) <u>Disability</u>. If the Participant's Service terminates because of the Participant's Disability, then the Participant's Options may be exercised, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than twelve (12) months after the date Participant's Service terminates (or such shorter time period not less than six (6) months or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond (a) three (3) months after the date Participant's employment terminates when the termination of Service is for a Disability that is not a "permanent and total disability" as defined in Section 22(e)(3) of the Code or (b) twelve (12) months after the date Participant's employment terminates when the termination of Service is for a Disability that is a "permanent and total disability" as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NQSO), but in any event no later than the expiration date of the Options.

(3) <u>Cause</u>. Unless otherwise determined by the Committee, if the Participant's Service terminates for Cause or if the Committee has reasonably determined in good faith that such cessation of Services has resulted in connection with an act or failure to act constituting Cause (or such Participant's Services could have been terminated for Cause (without regard to the lapsing of any required notice or cure periods in connection therewith) at the time such Participant terminated Service)), then Participant's Options (whether or not vested) will expire on the date of termination of Participant's Service or at such later time and on such conditions as are determined by the Committee, but in any event no later than the expiration date of the Options. Unless otherwise provided in an employment agreement, Award Agreement, or other applicable agreement, Cause will have the meaning set forth in the Plan.

5.7 <u>Limitations on Exercise</u>. The Committee may specify a minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.9 <u>Limitations on ISOs</u>. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NQSOs. For purposes of this Section 5.8, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.10 <u>Modification, Extension or Renewal</u>. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants; provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.

5.11 <u>No Disqualification</u>. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended, or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6 **RESTRICTED STOCK AWARDS**. A Restricted Stock Award is an offer by the Company to sell to an eligible Employee, Consultant, or Director Shares that are subject to restrictions ("***Restricted Stock***"). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject, and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

6.1 <u>Restricted Stock Purchase Agreement</u>. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer of such Restricted Stock Award will terminate, unless the Committee determines otherwise.

6.2 <u>Purchase Price</u>. The Purchase Price for a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement and in accordance with any procedures established by the Company.

6.3 <u>Terms of Restricted Stock Awards</u>. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified period of Service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant's Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee will:

(a) determine the nature, length, and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

    6.4 <u>Termination of Service</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

7. **STOCK BONUS AWARDS**. A Stock Bonus Award is an award to an eligible Employee, Consultant, or Director of Shares for Services to be rendered or for past Services already rendered to the Company or any Parent, Subsidiary, or Affiliate. All Stock Bonus Awards will be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

    7.1 <u>Terms of Stock Bonus Awards</u>. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified period of Service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant's Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee will: (a) determine the nature, length, and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

    7.2 <u>Form of Payment to Participant</u>. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.

    7.3 <u>Termination of Service</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

8. **STOCK APPRECIATION RIGHTS**. A Stock Appreciation Right ("*SAR*") is an award to an eligible Employee, Consultant, or Director that may be settled in cash or Shares (which may consist of Restricted Stock) having a value equal to (a) the difference between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs will be made pursuant to an Award Agreement.

    8.1 <u>Terms of SARs</u>. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR, (b) the Exercise Price and the time or times during which the SAR may be settled, (c) the consideration to be distributed on settlement of the SAR, and (d) the effect of the Participant's termination of Service on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted and may not be less than Fair Market Value of the Shares on the date of grant. A SAR may be awarded upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for each SAR; and (ii) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

8.2   Exercise Period and Expiration Date. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement will set forth the expiration date, provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant's Award Agreement, vesting ceases on the date Participant's Service terminates (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

8.3   Form of Settlement. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price, by (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

8.4   Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on the date Participant's Service terminates (unless determined otherwise by the Committee).

9.   **RESTRICTED STOCK UNITS**. A Restricted Stock Unit ("***RSU***") is an award to an eligible Employee, Consultant, or Director covering a number of Shares that may be settled by issuance of those Shares (which may consist of Restricted Stock) or in cash. All RSUs will be made pursuant to an Award Agreement.

9.1   Terms of RSUs. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU, (b) the time or times during which the RSU may be settled, (c) the consideration to be distributed on settlement, and (d) the effect of the Participant's termination of Service on each RSU, provided that no RSU will have a term longer than ten (10) years. An RSU may be awarded upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant's Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for the RSU; (ii) select from among the Performance Factors to be used to measure the performance, if any; and (iii) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.

9.2   Form and Timing of Settlement. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned, provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

9.3   Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

10. **PERFORMANCE AWARDS**.

10.1 Types of Performance Awards. A Performance Award is an award to an eligible Employee, Consultant, or Director that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, Shares (which may consist of, without limitation, Restricted Stock), other property, or any combination thereof. Grants of Performance Awards will be made pursuant to an Award Agreement that cites Section 10 of the Plan.

(a) Performance Shares. The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded, and determine the number of Performance Shares and the terms and conditions of each such Award. Performance Shares will consist of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the instrument evidencing the Award, of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. The amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee will determine in its sole discretion.

(b) Performance Units. The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded, and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units will consist of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.

(c) Cash-Settled Performance Awards. The Committee may also grant cash-based Performance Awards to Participants under the terms of this Plan. Such awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant performance period.

10.2 Terms of Performance Awards. The Committee will determine, and each Award Agreement will set forth, the terms of each Performance Award including, without limitation: (a) the amount of any cash bonus, (b) the number of Shares deemed subject to an award of Performance Shares, (c) the Performance Factors and Performance Period that will determine the time and extent to which each Performance Award will be settled, (d) the consideration to be distributed on settlement, and (e) the effect of the Participant's termination of Service on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (i) determine the nature, length, and starting date of any Performance Period; and (ii) select from among the Performance Factors to be used; Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant. Prior to settlement the Committee will determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.

10.3 Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on the date Participant's Service terminates (unless determined otherwise by the Committee).

11. **PAYMENT FOR SHARE PURCHASES**. Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash or by check or, where expressly approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):

(a) by cancellation of indebtedness of the Company to the Participant;

(b) by surrender of shares of the Company held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Award will be exercised or settled;

(c) by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to the Company or a Parent or Subsidiary;

(d) by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;

(e) by any combination of the foregoing; or

(f) by any other method of payment as is permitted by applicable law.

The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan. Unless determined otherwise by the Committee, all payments under any of the methods indicated above shall be made in United States dollars.

12. **GRANTS TO NON-EMPLOYEE DIRECTORS.**

12.1 General. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board, or made from time to time as determined in the discretion of the Board.

12.2 Calendar Year Limitation. No Non-Employee Director may receive Awards under the Plan that, when combined with cash compensation received for service as a Non-Employee Director, exceed $750,000 in value (as described below) in any calendar year. The value of Awards for purposes of complying with this maximum will be determined as follows: (a) for Options and SARs, grant date fair value will be calculated using the Black-Scholes valuation methodology or the Company's regular valuation methodology for determining the grant date fair value of Options for reporting purposes, and (b) for all other Awards other than Options and SARs, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award, or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award as determined by the Committee. Awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was a Consultant but not a Non-Employee Director will not count for purposes of the limitations set forth in this Section 12.2.

12.3 Eligibility. Awards pursuant to this Section 12 will be granted only to Non-Employee Directors. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.

12.4 Vesting, Exercisability and Settlement. Except as set forth in Section 21, Awards will vest, become exercisable, and be settled as determined by the Board. With respect to Options and SARs, the exercise price granted to Non-Employee Directors will not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

12.5 Election to Receive Awards in Lieu of Cash. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, if permitted, and as determined, by the Committee. Such Awards will be issued under the Plan. An election under this Section 12.5 will be filed with the Company on the form prescribed by the Company.

13 **WITHHOLDING TAXES**.

13.1 Withholding Generally. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan or a tax event occurs, the Company may require the Participant to remit to the Company, or to the Parent, Subsidiary, or Affiliate, as applicable, employing the Participant an amount sufficient to satisfy applicable U.S. federal, state, local, and international income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items (the "***Tax-Related Items***") legally due from the Participant prior to the delivery of Shares pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Items.

13.2 Stock Withholding. The Committee, or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of local law, may require or permit a Participant to satisfy such Tax Related Items legally due from the Participant, in whole or in part by (without limitation) (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned shares having a Fair Market Value equal to the Tax-Related Items to be withheld, or (d) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company. The Company may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws.

14. **TRANSFERABILITY**. Unless determined otherwise by the Committee, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee deems appropriate. All Awards will be exercisable: (a) during the Participant's lifetime only by the Participant or the Participant's guardian or legal representative; (b) after the Participant's death, by the legal representative of the Participant's heirs or legatees; and (c) in the case of all awards except ISOs, by a Permitted Transferee.

15. **PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES**.

15.1 Voting and Dividends. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any dividend equivalent rights permitted by an applicable Award Agreement. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to such stock dividends, stock distributions, or dividend equivalent rights with respect to Unvested Shares, and any such dividends, stock distributions or dividend equivalent rights will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares.

15.2 <u>Restrictions on Shares</u>. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a "***Right of Repurchase***") a portion of any or all Unvested Shares held by a Participant following such Participant's termination of Service at any time within three (3) months (or such longer or shorter time determined by the Committee) after the later of the date Participant's Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant's Purchase Price or Exercise Price, as the case may be.

16. **CERTIFICATES**. All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends, and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable U.S. federal, state, or foreign securities law, or any rules, regulations, and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted, and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.

17. **ESCROW; PLEDGE OF SHARES**. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant's obligation to the Company under the promissory note, provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant's Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

18. **REPRICING; EXCHANGE AND BUYOUT OF AWARDS**. An Exchange Program, including but not limited to any repricing of Options or SARs, is not permitted without prior stockholder approval.

19. **SECURITIES LAW AND OTHER REGULATORY COMPLIANCE**. An Award will not be effective unless such Award is in compliance with all applicable U.S. and foreign federal and state securities and exchange control and other laws, rules, and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Shares under any state, federal, or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification, or listing requirements of any foreign or state securities laws, exchange control laws, stock exchange, or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20. **NO OBLIGATION TO EMPLOY**. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent, Subsidiary, or Affiliate or limit in any way the right of the Company or any Parent, Subsidiary, or Affiliate to terminate Participant's employment or other relationship at any time.

21. **CORPORATE TRANSACTIONS**.

21.1 <u>Assumption or Replacement of Awards by Successor</u>. In the event of a Corporate Transaction any or all outstanding Awards may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on all Participants, provided that the exercise price and the number and nature of shares issuable upon exercise of any Option or SAR, or any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards), provided that the exercise price and the number and nature of shares issuable upon exercise of any Option or SAR, or any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable. The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant.

In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, then notwithstanding any other provision in this Plan to the contrary, such Awards shall have their vesting accelerate as to all shares subject to such Award (and any applicable right of repurchase fully lapse) immediately prior to the Corporate Transaction and then such Awards will terminate; for purposes of the foregoing, unless otherwise provided in the applicable Award Agreement or otherwise determined by the Committee, acceleration of any Performance Award shall be based on actual performance through the date of the Corporate Transaction. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, the Committee will notify the Participant in writing or electronically that such Award will be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period.

The Board shall have full power and authority to assign the Company's right to repurchase, right to re-acquire and/ or forfeiture rights to such successor or acquiring corporation. Awards need not be treated similarly in a Corporate Transaction and treatment may vary from Award to Award and/or from Participant to Participant.

21.2 <u>Assumption of Awards by the Company</u>. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (a) granting an Award under this Plan in substitution of such other company's award, or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (<u>except</u> that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards will not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in a calendar year.

21.3 <u>Non-Employee Directors' Awards</u>. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors will accelerate and such Awards will become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

22. **ADOPTION AND STOCKHOLDER APPROVAL**. This Plan will be submitted for the approval of the Company's stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

23. **TERM OF PLAN/GOVERNING LAW.** Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from April 16, 2021, which is the date this Plan, prior to its amendment and restatement, was originally adopted by the Board. After this Plan is terminated or expires, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions. This Plan and all Awards granted hereunder will be governed by and construed in accordance with the laws of the State of Delaware (excluding its conflict of laws rules).

24. **AMENDMENT OR TERMINATION OF PLAN**. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan, provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval, provided further that a Participant's Award will be governed by the version of this Plan then in effect at the time such Award was granted. No termination or amendment of the Plan will affect any then-outstanding Award unless expressly provided by the Committee. In any event, no termination or amendment of the Plan or any outstanding Award may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with applicable law, regulation, or rule.

25. **NONEXCLUSIVITY OF THE PLAN**. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26. **INSIDER TRADING POLICY**. Each Participant who receives an Award will comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by Employees, officers, and/or Directors of the Company, as well as with any applicable insider trading or market abuse laws to which the Participant may be subject.

27. **ALL AWARDS SUBJECT TO COMPANY CLAWBACK OR RECOUPMENT POLICY**. All Awards, subject to applicable law, will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of Participant's employment or other service with the Company that is applicable to officers, Employees, Directors or other service providers of the Company, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Awards and the recoupment of any gains realized with respect to Awards.

28. **DEFINITIONS**. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

    28.1 "*Affiliate*" means (a) any entity that, directly or indirectly, is controlled by, controls, or is under common control with, the Company, and (b) any entity in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

    28.2 "*Award*" means any award under the Plan, including any Option, Performance Award, Restricted Stock, Stock Bonus, Stock Appreciation Right, or Restricted Stock Unit.

28.3 "***Award Agreement***" means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, and country-specific appendix thereto for grants to non-U.S. Participants, which will be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award agreements that are not used for Insiders, the Committee's delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

28.4 "***Board***" means the Board of Directors of the Company.

28.5 "***Cause***" means (i) Participant's willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) Participant's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant's willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's employment or consulting relationship at any time as provided in Section 20 above, and the term "Company" will be interpreted to include any Subsidiary or Parent, as appropriate. Notwithstanding the foregoing, the foregoing definition of "Cause" may, in part or in whole, be modified or replaced in each individual employment agreement, Award Agreement, or other applicable agreement with any Participant, provided that such document supersedes the definition provided in this Section 28.5.

28.6 "***Code***" means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

28.7 "***Committee***" means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

28.8 "***Common Stock***" means the common stock of the Company.

28.9 "***Company***" means ServiceNow, Inc., a Delaware corporation, or any successor corporation.

28.10 "***Consultant***" means any natural person, including an advisor or independent contractor, engaged by the Company or a Parent, Subsidiary, or Affiliate to render services to such entity.

28.11 "***Corporate Transaction***" means the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then-outstanding voting securities; (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation or (iv) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of the

Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company). Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount will become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time.

28.12 "*Director*" means a member of the Board.

28.13 "*Disability*" means in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

28.14 "*Effective Date*" means the date the Plan is approved by the stockholders of the Company (which shall be within twelve (12) months of the approval of the Plan by the Board).

28.15 "*Employee*" means any person, including officers and Directors, providing services as an employee to the Company or any Parent, Subsidiary, or Affiliate. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

28.16 "*Exchange Act*" means the United States Securities Exchange Act of 1934, as amended.

28.17 "*Exchange Program*" means a program approved by the Company's stockholders pursuant to which (i) outstanding Awards are surrendered, cancelled, or exchanged for cash, the same type of Award, or a different Award (or combination thereof) or (ii) the exercise price of an outstanding Award is reduced.

28.18 "*Exercise Price*" means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.

28.19" *Fair Market Value*" means, as of any date, the value of a Share, determined as follows:

    (1) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in *The Wall Street* Journal or such other source as the Committee deems reliable;

    (2) if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or

    (3) by the Board or the Committee in good faith.

28.20 "*Insider*" means an officer or Director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

28.21 "*IRS*" means the United States Internal Revenue Service.

28.22 "***Non-Employee Director***" means a Director who is not an Employee of the Company or any Parent, Subsidiary, or Affiliate.

28.23 "***Option***" means an award of an option to purchase Shares pursuant to Section 5.

28.24 "***Parent***" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.25 "***Participant***" means a person who holds an Award under this Plan.

28.26 "***Performance Award***" means an Award as defined in Section 10 and granted under the Plan.

28.27 "***Performance Factors***" means any of the factors selected by the Committee and specified in an Award Agreement, from among the following measures, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:

    (1) profit before tax;

    (2) billings;

    (3) revenue;

    (4) net revenue;

    (5) earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings, stock-based compensation expenses, depreciation, and amortization);

    (6) operating income;

    (7) operating margin;

    (8) operating profit;

    (9) controllable operating profit or net operating profit;

    (10) net profit;

    (11) gross margin;

    (12) operating expenses or operating expenses as a percentage of revenue;

    (13) net income;

    (14) earnings per share;

(15) total stockholder return or relative total stockholder return;

(16) market share;

(17) return on assets or net assets;

(18) the Company's stock price;

(19) growth in stockholder value relative to a pre-determined index;

(20) return on equity;

(21) return on invested capital;

(22) cash flow (including free cash flow or operating cash flows) or cash flow margins;

(23) cash conversion cycle;

(24) economic value added;

(25) individual confidential business objectives;

(26) contract awards or backlog;

(27) overhead or other expense reduction;

(2b) credit rating;

(3c) strategic plan development and implementation;

(4d) succession plan development and implementation;

(5e) improvement in workforce diversity;

(6f) customer indicators and/or satisfaction;

(7g) new product invention or innovation;

(8h) attainment of research and development milestones;

(9i) improvements in productivity;

(10j)   bookings;

(11k)   attainment of objective operating goals and employee metrics;

(12l)   sales;

(13m)   expenses;

(14n)	balance of cash, cash equivalents, and marketable securities;
(15o)	completion of an identified special project;
(16p)	completion of a joint venture or other corporate transaction;
(17q)	employee satisfaction and/or retention;
(18r)	research and development expenses;
(19s)	working capital targets and changes in working capital;
(20t)	net new annual contract value;
(21u)	net expansion rate; and
(22v)	any other metric that is capable of measurement as determined by the Committee.

The Committee may provide for one or more equitable adjustments to the Performance Factors to preserve the Committee's original intent regarding the Performance Factors at the time of the initial award grant, such as but not limited to, adjustments in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.

28.28 "*Performance Period*" means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance Award.

28.29 "*Performance Share*" means an Award as defined in Section 10 and granted under the Plan.

28.30 "*Performance Unit*" means an Award as defined in Section 10 and granted under the Plan.

28.31 "*Permitted Transferee*" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Employee, any person sharing the Employee's household (other than a tenant or employee), a trust in which these persons (or the Employee) have more than 50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% of the voting interests.

28.32 "*Plan*" means this ServiceNow, Inc. Amended and Restated 2021 Equity Incentive Plan.

28.33 "*Purchase Price*" means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

28.34 "*Restricted Stock Award*" means an Award as defined in Section 6 and granted under the Plan, or issued pursuant to the early exercise of an Option.

28.35 "*Restricted Stock Unit*" means an Award as defined in Section 9 and granted under the Plan.

28.36 "**SEC**" means the United States Securities and Exchange Commission.

28.37 "**Securities Act**" means the United States Securities Act of 1933, as amended.

28.38 "**Service**" will mean service as an Employee, Consultant, Director, or Non-Employee Director, to the Company or a Parent, Subsidiary, or Affiliate, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. A Participant will not be deemed to have ceased to provide Service in the case of any leave of absence approved by the Company or as so provided pursuant to a formal policy adopted from time to time by the Company and issued and promulgated to Participants in writing; provided that, with respect to an ISO, such leave is for a period of not more than three (3) months or reemployment upon the expiration of such leave is guaranteed by contract or statute. In the case of any Employee on an approved leave of absence, or a reduction in hours worked (for illustrative purposes only, a change in schedule from that of full-time to part-time), the Committee may make such provisions respecting suspension or modification of vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary, or Affiliate, or during such change in working hours, as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. An employee will have terminated employment as of the date he or she ceases to provide Service (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and employment will not be extended by any notice period or garden leave mandated by local law, provided, however, that a change in status from an Employee to a Consultant or Non-Employee Director (or vice versa) will not terminate the Participant's Service, unless determined by the Committee, in its discretion. The Committee will have sole discretion to determine whether a Participant has ceased to provide Service and the effective date on which the Participant ceased to provide Service.

28.39 "**Shares**" means shares of the Common Stock and the common stock of any successor entity of the Company.

28.40 "**Stock Appreciation Right**" means an Award defined in Section 8 and granted under the Plan.

28.41 "**Stock Bonus**" means an Award defined in Section 7 and granted under the Plan.

28.42 "**Subsidiary**" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.43 "**Treasury Regulations**" means regulations promulgated by the United States Treasury Department.

28.44 "**Unvested Shares**" means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).